UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 28, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 28, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

Management Proposal AGM/EGM 2023


5G

Annual and Extraordinary Shareholders' Meeting

March 30th, 2023

Time: 02h30 p.m.
Location: Avenida João Cabral de Mello Neto, nº 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro

TIMB LISTED NYSE

TIMS B3 LISTED NM ISE B3

TIM

Summary

TIM

01 – Call Notice

TIM S.A.
Publicly-Held Company
CNPJ/ME 02.421.421/0001-11
NIRE 333.0032463-1

CALL NOTICE
ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

The Shareholders of TIM S.A. ("Company") are called upon, as set forth in Section 124 of Law No. 6,404/1976, to attend the Company's Annual and Extraordinary Shareholders' Meeting to be held on March 30th, 2023, at 2:30 pm, at Avenida João Cabral de Mello Neto, nº 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

On Annual Shareholders' Meeting:

(1) To resolve on the management's report and the financial statements of the Company for the fiscal year ended on December 31st, 2022; **(2)** To resolve on the management's proposal for the allocation of the results of the 2022 fiscal year and the distribution of dividends by the Company; **(3)** To resolve on the composition of the Board of Directors of the Company; **(4)** To resolve on the classification of the candidates for the positions of independent members of the Board of Directors according to the independence criteria of the *Novo Mercado* Regulations of B3 S.A. - Brasil Bolsa, Balcão ("*Novo Mercado* Regulations"); **(5)** To elect the members of the Board of Directors of the Company; **(6)** To resolve on the composition of the Fiscal Council of the Company; **(7)** To elect the effective and alternate members of the Fiscal Council; and **(8)** To resolve on the compensation proposal for the Company's management, members of Committees and members of the Fiscal Council of the Company for the 2023 fiscal year.

On Extraordinary Shareholders' Meeting:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 16th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand; and

(2) To resolve on the proposed merger ("Merger") of the Company's wholly-owned subsidiary, **Cozani RJ Infraestrutura e Redes de Telecomunicações S.A.** ("Merged Entity"), into the Company, and, therefore, examine, discuss and resolve on: **(2.1)** the approval of the "Protocol and Justification of Merger of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. into TIM S.A." ("Protocol"), executed on February 27th, 2023 by the management of the Company and the Merged Entity, which establishes the terms and conditions of the Merger proposal; **(2.2)** the ratification of the appointment and hiring of Apsis Consultoria e Avaliações Ltda. ("Appraiser"), a specialized company responsible for preparing the appraisal report of the Merged Entity's net equity ("Appraisal Report"); **(2.3)** the approval of the Appraisal Report; **(2.4)** the approval of the Merger, under the terms of the Protocol and subject to compliance with the suspensive conditions established therein; and **(2.5)** the authorization for the performance, by the officers and attorneys-in-fact of the Company, of all necessary measures for the consummation of the Merger, under the terms of the Protocol.

General Instructions:

1. All documents and information regarding the subjects to be analyzed and resolved on at the Shareholders' Meeting are at the Shareholders disposal at the Company's head office, as well as on the websites www.tim.com.br/ri, www.cvm.gov.br, www.b3.com.br/pt_br/ and www.sec.gov.

2. In accordance with Section 5, I, of CVM Resolution No. 81/2022 and for the purposes of CVM Resolution No. 70/2022, we inform that the minimum percentage of participation in the Company's voting capital to request the adoption of the multiple voting process in the election of the Company's Board of Directors is of five percent (5%). It shall be noted the legal period of 48 hours before the Shareholder's Meeting to request the adoption of the multiple voting process, in accordance with the first paragraph of Section 141 of Law No. 6,404/1976.

3. The Shareholder may participate either in person or represented by a duly constituted proxy, according to the provisions of Section 126 of Law No. 6,404/1976 and of §§ 1 and 2 of Section 12 of the Company's By-laws, as well as by distance voting ballot, following the detailed guidelines below:

   a. **In-person**: The Shareholder who chooses to participate in person must send a copy of the identity document and the respective shareholding statement, issued at least five (5) business days prior to the Shareholders' Meeting, within two (2) business days prior to the Shareholders' Meeting;

   b. **By proxy**: The Shareholder to be represented at the Shareholders' Meeting must send to the Company's head office the respective supporting documentation of its representation, including the power of attorney and/or the articles of incorporation related to the appointment, as the case may

be, and the identification document of the representative, within two (2) business days prior to the Shareholders' Meeting; and

c. **By distance voting ballot:** The Shareholder that, pursuant to CVM Resolution No. 81/2022, chooses to participate by distance voting ballot, shall send the instructions for filing the form to its respective custodian agents or the depositary institution of the Company's shares, or shall send the form directly to the Company and, in any case, the ballot must be received up to seven (7) days prior to the Shareholders' Meeting, as informed in the Voting Instructions.

4. The documents mentioned herein must be forwarded as follows: TIM S.A., attention to the Investor Relations Officer, Mr. Alberto Mario Griselli, at Avenida João Cabral de Mello Neto, 850, North Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), February 27th, 2023.

Nicandro Durante
Chairman of the Board of Directors

TIM

2. Management's report and Consolidated Financial Statements of the Company, dated as of December 31st, 2022

TIM S.A.

MANAGEMENT REPORT, FINANCIAL STATEMENTS AND THE OPINION OF INDEPENDENT AUDITOR AND STATUTORY AUDIT COMMITTEE, FOR THE YEAR OF 2022

Dear Shareholders,

In compliance with the Circular Letter ANNUAL-2022-CVM/SEP, and as set forth in the CVM Resolution No. 81/2022, TIM S.A. informs that the Fiscal Council's Report is available on the website of the Brazilian Securities and Exchange Commission (CVM) filed in the category "Administration Meeting", type "Fiscal Council", type "Minute", subject "Opinion on Financial Statements".

In addition, the Financial Statements, the Independent Auditors' Report and the DFP Form for the year 2022, as well as the Participation Manual of the Meeting, are available on the CVM website and on the Investor Relations website of the Company, at the following electronic addresses:

www.cvm.gov.br/

ir.tim.com.br/en/

Rio de Janeiro, February 27th, 2023.

Nicandro Durante
Chairman of the Board of Directors

3. Item 2 from the Reference Form

2.1.Statutary Officers must comment on:

The Company's Statutory Board of Officers ("Officers") present in this item 2 of the Reference Form information that aims to allow investors and the market in general to analyze the evolution of the company's results and financial situation from the management's perspective. The comments constitute an opinion on the company's financial situation and equity conditions, according to the data presented, and the Statutory Board of Officers cannot guarantee that the financial situation and the results obtained in the past will reproduce in the future.

The financial Information included in this Reference Form, except as expressly with no, refers to our consolidated financial statements for the fiscal years ended December 31, 2022.

The information contained in this item 2 of the Reference Form shall be read and analyzed in conjunction with the consolidated financial statements available on our website (www.tim.com.br/ri) and on the Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br) website.

a. general financial and equity conditions

The Officers of TIM S.A. understand that the Company has a healthy financial and equity condition to implement its strategic plan and fulfill its short- and long-term obligations.

Financial Condition	2022
In thousand reais	
Cash and Cash Equivalents and Marketable Securities	4,752
Gross Debt	17,055
Net Debit	12,303
Adjusted Net Debt	13,822
Net Income	1,671
Adjusted EBITDA	10,049
Adjusted Net Debt / EBTIDA Ajustado	1.4

Notes:

(i) Gross Debt refers to total loans and financing (current and non-current), derivative financial instruments (current and non-current liabilities) and lease liabilities (current and non-current). Gross Debt is not an accounting measure of performance, indebtedness or liquidity defined by accounting practices adopted in Brazil or BY IFRS, issued by the IASB and has no standard meaning. Other companies may calculate Gross Debt differently from that calculated by the Company.

(ii) Net Debt refers to total loans and financing (current and non-current), derivative financial instruments (current and non-current liabilities) and lease liabilities (current and non-current) deducted from cash balance and cash equivalents, securities, leases (current and non-current assets) and derivative financial instruments (current and non-current assets). Net Debt is not an accounting measure of performance, indebtedness or liquidity defined by accounting practices adopted in Brazil or IFRS, issued by the IASB and has no standard meaning. Other companies may calculate Net Debt differently from that calculated by the Company.

(iii) Adjusted Net Debt refers to total loans and financing (current and non-current), derivative financial instruments (current and non-current liabilities), lease liabilities (current and non-current), other derivatives and obligations related to 5G license financing (according to Financial Statements – note 39 section Capital Management), deducted from cash balance and cash equivalents, securities, leases (current and non-current assets) and derivative financial instruments (current and non-current assets). Adjusted Net Debt is not an accounting measure of performance, indebtedness or liquidity defined by accounting practices adopted in Brazil or IFRS, issued by the IASB and has no standard meaning. Other companies may calculate Net Debt differently from that calculated by the Company.

(iv) Adjusted EBITDA is a non-accounting measure prepared by the Company and consists of net income adjusted for net financial income, income tax and social contribution on income, depreciation and amortization and equity income. Adjusted EBITDA has no standard meaning and our definition may not be comparable to those used by other companies. Adjusted EBITDA is not a measure defined by accounting practices adopted in Brazil, nor by the International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB) and does not represent the cash flows of the years presented and should not be considered as substitutes for net income, as indicators of operating performance, as substitutes for cash flows, as a liquidity indicator or as a basis for the distribution of dividends

b. *capital structure*

Tim S.A.'s Officers understand that the Company's current capital structure presents conservative levels of leverage consistent with its strategic planning and long-term objectives. The Leverage Ratio (the ratio of Gross Debt to Shareholders' Equity) as of December 31, 2022:

Leverage Ratio	2022
In thousand reais	
Gross Debt	17,055
Shareholders' Equity	25,397
Gross Debt / Shareholders' Equity	67.2%

Note: Gross Debt refers to total loans and financing (current and non-current), derivative financial instruments (current and non-current liabilities) and lease liabilities (current and non-current). Gross Debt is not an accounting measure of performance, indebtedness or liquidity defined by accounting practices adopted in Brazil or BY IFRS, issued by the IASB and has no standard meaning. Other companies may calculate Gross Debt differently from that calculated by the Company.

The General Indebtedness Index shows the Balance of the Company in the sources of financing of assets, equity vs. third-party capital. Additionally, the Company's concern to maintain a capital structure that supports the business needs is reflected in the debt profile, pointed out by the Debt Composition Index.

Capital Structure Ratios	2022
General Indebtedness (Current Liabilities + Non-Current Liabilities)/ Total Liabilities	55.0%
Composition of Indebtedness (Current liabilities /(Current liabilities + Non-Current liabilities))	42.3%

c. *payment capacity in connection with assumed financial commitments*

The Officers believe that the Company has sufficient liquidity and capital resources to cover the investments, operating expenses and debts incurred. It is understood that working capital is sufficient for current requirements, as well as resources from cash and loans from third parties, are sufficient to meet the financing of its activities. The Board of Officers of TIM S.A. also believes that the Company has the capacity to borrow to finance its activities, if necessary.

The liquidity indices, which indicate the company's financial capacity to honor commitments to third parties, present levels controlled and compatible with the strategic movements adopted by the Company, as shown in the table below.

Liquidity Ratios	2022
Immediate liquidity (Cash and Cash Equivalents and Marketable Securities/Current liabilities)	36.2%
Current Liquidity (Current Asset/Current liabilities)	79.0%
Quick Ratio ((Current Asset-Stock)/Current liabilities)	77.2%

Additionally, other indicators are used to measure the coverage of financial expenses and gross debt and both point to a comfortable situation of the Company, as reported below:

- Adjusted EBITDA for the year 2022 totaled R$ 10,049 million, while net financial result represented net financial expenses of R$ 1,439 million in that year and gross debt was R$ 17,055 million as of December 31, 2022. Thus, the level of coverage of financial results, which measures the Company's ability to cover the payment of financial expenses (Adjusted EBITDA/Net Financial Result), was 7.0 times as of December 31, 2022, and the level of debt coverage, which measures the level of gross indebtedness in relation to Adjusted EBITDA (Gross Debt/Adjusted EBITDA) was 1.7 times as of December 31, 2022.

d. *sources used to finance working capital and to invest in non-current assets used*

The main source of financing for Company in its last financial years is the generation of operating cash, complemented by short-term credit lines with local and international banks and long-term financing with national and international funding agencies.

The Officers understands that such sources of financing are appropriate to the company's debt profile, meeting the needs of working capital and investments, always preserving the Company's ability to pay.

The Company's outstanding loans for the fiscal year ended December 31, 2022, are detailed below in item 2.1 subitem "f" of this Reference Form.

e. sources to finance working capital and to invest in non-current assets, which it intends to use to cover liquidity deficiency

On the date of this Reference Form, the Officers does not envision the need for resources for working capital financing that cannot be supported with the current or future resources available to the Company. If additional resources are required for investments in non-current assets in the short term, the Company intends to raise funds from the Brazilian capital market and/or financial institutions.

f. indebtedness levels and the characteristics of said debts also describing:

At the end of 2022, the Company had a debt level of 1.4 times (Adjusted Net Debt/Adjusted EBITDA).

Adjusted Net Debt refers to total loans and financing (current and non-current), derivative financial instruments (current and non-current liabilities) and lease liabilities (liabilities and assets, current and non-current), other derivatives and obligations related to 5G license financing (according to Financial Statements – note 39 Financial instruments and risk management), deducted from the cash balance, and cash equivalents and securities, leases (current and non-current assets) and derivative financial instruments (current and non-current assets), totaling an Adjusted Net Debt of R$ 12,822 million as of December 31, 2022.

As of December 31, 2022, the consolidated composition of the Company's loans and financing with financial institutions is shown below:

i. significant loan and financing agreements

The table below shows the characteristics of loans and financing considered relevant:

Description	Currency	Chargers (p.y)	Expiration	Guarantees	2022
In thousand reais					
BNDES (FINAME)	BRL	IPCA + 4,2283%	nov/31	Receivables from TIM S.A.	394,139
BNDES (FINEM)	BRL	TJLP + 1,95% YoY.	aug/25	Receivables from TIM S.A.	297,160
BNB	BRL	IPCA+ 1,2228% a 1,4945% YoY.	feb/28	Receivables from TIM S.A.	249,400
KFW Finnvera	USD	Libor 6M+ 0,75% YoY.	jan/24 a dez/25		173,381
Debentures (2ª Emission)	BRL	IPCA + 4,1682%	jun/28		1,771,797
Scotia	USD	1,241% a 1,734% YoY.	apr/21 a apr/24		1,568,683
BNP Paribas	BRL	7,0907% YoY.	jan/24		515,265
Total:					4,969,825
Current:					1,264,967
Non-Current:					3,704,858

Credit Lines

Type	Currency	Opening date	Deadline	Total amount	Remaining amount	Amount used until 31 of December of 2022
In thousand reais						
BNDES (1)	TJLP	May/18	N/D*	1,090,000	778,595	311,405
BNDES (2)	TJLP	May/18	N/D*	20,000	12,190	7,810
FINAME (3)	IPCA	Mar/19	N/D*	390,000	0	390,000
BNB (4)	IPCA	Jan/20	Jun/23	752,479	503,351	249,128
Total	R$			2,252,479	1,294,136	958,343

*In process of renovation

Objective:

1. Support for TIM's investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of national equipment;
2. Investments in social projects within the community;
3. Exclusive application in the acquisition of machinery and equipment, industrial systems and/or other components of national manufacture;
4. Support to TIM's investment plan for the years 2020 to 2022 in the region of operation of Banco do Nordeste do Brasil.

TIM S.A. has swap operations, with the objective of protecting itself from the risks of exchange variation and rates in its lending and financing operations. However, it does not apply " hedge accounting".

Short- and long-term loans and financing as of December 31, 2022 is in accordance with the following schedule:

Maturity	Consolidated
In thousand reais	
2023	1,264,968
2024	1,282,496
2025	202,506
2026	698,866
2027	698,866
2028	659,624
2029	55,714
2030	55,714
2031	51,071
2032	0
	4,969,825

ii. significant loan and financing agreements

The financial institutions with which the Company has relations are described in subitem "i", above.

iii. level of subordination between debts

None of the Company's financial debts has a specific contractual subordination clause. Thus, there is no preference relationship between them. Thus, the degree of subordination between the Company's financial debts follows what is determined in the legislation in force and in the guarantees provided.

iv. potential restrictions to the issuer, especially in relation to the debt and new debts contracting limits, to the distribution of dividends, to the transfer of assets, to the issue of new securities and to the transfer of controlling interest, as well as if the issuer has been complying with these restrictions

The financing contracted with BNDES was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for compliance with certain financial indices calculated every six months. TIM S.A., has been fully in compliance with the financial indices defined by.

g. *limits of the financing contracted and the percentages already used*

In May 2018, the Company obtained a new line of credit in the amount of R$ 1,500 million from BNDES to finance investments in fixed assets (Capex) for the triennium 2017-2019 with a term of use until March 2022. As of March 2019, with the hiring of *Finame Direto*, the Company replaced the subcredit "B" of this contract (equivalent to R$ 390 million). This new line of credit in the amount of R$ 390 million with Finame, a company of the BNDES system aimed to improve the conditions of one of the subcredits, of equal value, contracted with BNDES in May 2018, both in terms of term and cost. The cost of this line is IPCA plus interest of up to 2.84% per year + spread as per deadline. We disbursed 100% of the line in November 2021 with an IPCA cost + 4.2283% p.a. and a 10-year term. This debt is fully protected by swap with the post-hedge cost of 96.95% of cdi. In November 2022 we disburse part of the credit lines available in the subcredits "A" and "C" of this contract, in the amount of R$ 319 million with cost of TJLP + 1.95% p.a. and term of 2.8 years. This disbursement has no swap of fees.

In January 2020, Banco do Nordeste do Brasil S.A. was hired as a creditor and TIM S.A., as a borrower, a new line of credit in the principal amount of R$ 752 million, guaranteed by guarantees and receivables. The agreement has a total term of 8 years, being 3 of grace and 5 amortization, to subsidize the company's Capex plan for the next 3 years (2020-2022) in the Northeast region. The Credit Line is divided into two installments: i) R$325 million to IPCA + 1.44% p.a. or IPCA +1.22% considering 15% compliance bonus; and ii) R$427 million to IPCA + 1.76% p.a. or IPCA +1.48% considering 15% compliance bonus. In May 2022 we disbursed the amount of 249 million with an average post-hedge cost of 69.02% of cdi, already considering 15% compliance bonus, and 5.9 years term.

h. significant changes in income and cash flow statements items

General Analysis of Results

Description	2022	V.A	YoY
In thousand reais			
Net Revenue	21,530,801	-	19.2%
Costs of services provided and goods sold	(10,655,981)	-	26.2%
Gross profit	10,874,820	50.5%	13.1%
Operating revenues (expenses):	(7,714,904)	-	31.7%
Sales	(5,596,211)	72.5%	21.1%
General and administrative expenses	(1,808,735)	23.4%	5.0%
Equity in earnings	(61,587)	0.8%	432.2%
Other revenues (expense), net	(248,371)	3.2%	-149.9%
Income before financial revenues and expenses	3,159,916	14.7%	-15.9%
Financial revenues (expenses):	(1,439,008)	-	120.4%
Financial revenues	1,318,948	-91.7%	20.8%
Financial expenses	(2,762,963)	192.0%	58.3%
Foreign exchange variations, net	5,007	-0.3%	659.8%
Profit before income tax and social contribution	1,720,908	8.0%	-44.5%
Income tax and social contribution	(50,153)	-	-65.7%
Net Income	1,670,755	7.8%	-43.5%

Net Revenue

At the end of 2022, Total Net Revenue reached R$ 21,531, compared to R$ 18,058 in 2021, a growth of 19.2% A/A, a result achieved from the contribution of all major lines: (i) Mobile Services Revenue (+19.8% A/A) which had as engines the acquisition of Oi's mobile assets and the Company's strategy of monetizing its customer base; (ii) Fixed Service Revenue (+7.6% A/A), having as main engine the consistent expansion of TIM UltraFibra (former TIM Live) (+10.7% A/A); and (iii) Product revenue (+25.0% A/A), which showed a strong positive result due to a better mix in product sales and the successes of partnerships and campaigns carried out throughout the year.

The breakdown of Net Revenue and other highlights of the operations are presented below:

Breakdown of Mobile Segment (net of taxes and deductions):

Mobile Services Revenue (MSR) grew by 19.8% YoY, reaching R$ 19,594 million in the fiscal year ended December 31, 2022. The performance is explained by the arrival of customers in the process of acquiring Oi's mobile assets and a good organic performance of prepaid and postpaid service customers. ARPU (Average Revenue Per User) reached R$ 26.1 in 2022, accounting for a decrease of -1.0%, impacted by the addition of new customers from Oi, which had a lower average ticket.

Fixed Segment Breakdown (net of taxes and deductions):

Fixed Service Revenue totaled R$ 1,234 million, a 7.6% increase YoY; revenues from TIM UltraFibra (former TIM Live) were the main driver of this performance.

The growth of TIM UltraFibra, the main line of fixed revenue, was 10.7% YoY, presenting an ARPU of R$ 95.0 in the fourth quarter (+4.3% YoY). The performance is due to the following strategies: (i) continued migration of the FTTC base to FTTH, with a focus on customer retention based on improving the quality perception; and (ii) customer profitability through a more attractive

portfolio of services for users and with greater added value for the Company – in December, 77% of base customers were on plans equal to or above 100 Mbps.

Costs of the services provided and the goods sold:

The costs of services provided and goods sold totaled R$ 10. 656 million, with a growth of 26.2% compared to 2021. This dynamic mainly reflects (i) increased costs of the Network and Interconnection group where expenses with the rental of last mile fiber optic infrastructure are recorded after the sale of the 51% stake in I-Systems[1] and (ii) an increase in depreciation and amortization amounts after the consolidation of mobile sites and the respective registration of lease agreements of these sites.

Operating revenues (expenses):

Operating expenses totaled R$ 7,715 million, an increase of 31.7% compared *to* the previous year. This move is mainly explained by : (i) increase in marketing expenses that had resulted in the registration of the Temporary Services Agreement (TSA) with Oi and other expenses with the increase of the customer base after the closing of the transaction with Oi; and (ii) effect of the extraordinary gain recorded in 4Q21, of the sale of control of the company I-Systems for R $ 782.2 million.

Income before financial revenues and expenses:

In this scenario, the Profit before financial expenses totaled R$ 3. 160 million with a reduction of 15.9% compared to 2021. The margin (ratio between this profit and Net Revenue) was 14.7%, a contraction of 6 p.p versus 2021

Net Income

Net Income totaled R$ 1,671 million.com the LPA of R$ 0.70. This result represented a contraction of 43.5% A/A, again largely explained by non-recurring effects related to the M&A processes that the Company has carried out in the last two years. Net margin (ratio between Net Income and Net Revenue) closed at 7.8%, a contraction of just over 8 p.p. when compared to 2021.

Consolidated Cash Flow Statement:

DESCRIPTION	2022	% YoY
In million reais		
Net cash generated by operating activities	9,429	-6.4%
Net cash applied on investment activities	(8,620)	28.9%
Net cash applied in financing activities	(3,489)	374.5%
Increase in cash and cash equivalents	(2,680)	n.a.
Cash and cash equivalents at the beginning of the financial period	5,229	103.0%
Cash and cash equivalents at the end of the year	2,549	-51.3%

Free Cash Flow (FCF) was negative by R$ 2,680 million in 20222, significantly influenced by disbursements related to the purchase of Oi Móvel's assets and acquisition of frequency licenses in 4Q21:

Net cash generated by operating activities was positive at R$ 9,429 million, representing a 6.4% decrease compared to 2021. Even with a good operating performance represented by

[1] I-Systems was created in partnership with IHS Brasil in November 2021 as an open provider of fiber optic infrastructure. The transaction involved the sale of a 51% interest to the new partner upon payment of R$ 1.1 billion to TIM and a contribution of R$ 600 million to I-Systems' cash.

Revenue and Adjusted EBITDA, this line was impacted by the payment of licenses and obligations relating to the auction of frequencies in the amount of approximately R$ 2.5 billion.

Net cash used in investment activities was negative by R$ 8,620 million, representing an increase of 28.9% compared to 2021, reflecting the payment for the assets acquired from Oi Móvel in the amount of approximately R$6.4 billion.

Net cash used in financing activities closed at R$ 3,489 billion, multiplying by almost 5 times the amount reported in 2021. This performance is a consequence of the reduction in new financing and the increase in disbursements with leasing contracts for mobile phone sites after receiving the assets from Oi Móvel.

2.2. The Officers must comment:

a. Results of the issuer's operations, particularly:

i. Description of revenue important components

The Company generates its revenues in local currency from the provision of telecommunications services with mobile, fixed, and ultra-broadband telephony, in addition to value-added services, which also include data transmission. Another revenue component is network usage or interconnection revenue, arising from the amount charged to other operators for terminating traffic on the Company's network. Revenue from products is also included in the revenue group, referring to the sale of cell phones, accessories, and others.

ii. factors that materially affected operating results

Considering that TIM S.A. has more than 90% of its revenues produced by mobile phone service customers, the main operational element that affects the results of this company is the dynamics of the mobile access base.

b. changes in revenues attributed to price changes, exchange rates, inflation, fluctuations in volumes, and the introduction of new goods and services

The Company's revenue is mainly comprised of local currency and, therefore, is not affected by possible exchange-rate changes. It is directly impacted by changes in its client base, changes in the volume of use and changes in fees charged as a result of a new tariff plan, product launches or the introduction of promotions. The Company may adjust the prices of its tariff to the public as long as they are included in the limit price approved by ANATEL, with the maximum amount subject to an annual inflation updating according to the inflation behavior. In many cases, despite ANATEL allowing readjustments, the strong competition in the sector leads to reductions in the tariffs charged.

c. The inflationary impact and those of price changes on key inputs and goods, of foreign exchange, and interest rates on the issuer's operating and financial income figures, when relevant

Inflation: Possible increases in the inflation rate may lead to higher costs for the Company and consequently reduce margins. In case of strong inflationary scenario, the government may adopt a more austere monetary policy, such as increasing the interest rate, reducing and increasing the supply of credit and, consequently, affecting our consumers of telecommunications services.

Interest rates: The Company's financial expenses are affected by fluctuations in the CDI (Interbank Depositary Certificate). The Company maintains its financial resources mainly invested in Interbank Deposit Certificates (CDI), which substantially reduces this risk.

Exchange rate: As mentioned in item 2.2 subitem "b",The Company's revenue is basically composed of local currency, thus not being affected by possible exchange variations. With respect to the financial result, as mentioned in item 2.1 subitem "b", the *company has swap operations*, with the objective of protecting itself from the risks of exchange variation and fees in its loan and financing operations.

2.3. The Officers must comment:

a. changes in accounting practices that have resulted in significant effects on the information provided for in fields 2.1 and 2.2

There were no significant changes in accounting practices in 2022.

b. modified opinions and emphases present in the auditor's report

For the year ended December 31, 2022, there is no modified opinion and emphases on the independent auditors' report.

2.4. Officers shall comment on the relevant effects that the events below have caused or are expected to have on the issuer's financial statements and results:

a. introduction or disposal of operating segment

There was no introduction or disposal of the operating segment in the fiscal years ended December 31, 2022.

b. constitution, acquisition or disposal of equity interest

On April 20, 2022, TIM, together with Telefônica Brasil S.A. and Claro S.A., after complying with the precedent conditions established by CADE and Anatel, announced the completion of the acquisition process of the mobile assets of Oi Móvel S.A. ("Oi Móvel"). With the conclusion of the transaction, TIM now holds 100% of the share capital of Cozani RJ Infraestrutura e Rede de Telecomunicações S.A., a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by Company.

c. unusual events or operations

TIM OBTAINS THE RIGHT TO EXERCISE THE 8TH TRANCHE OF THE SUBSCRIPTION WARRANT AT C6 BANK

In October 2022, TIM obtained the right to vesting of the 8th tranche of the subscription warrant to indirectly take part to the C6 share capital as due to the achievement of 8th level of goals agreed in the ambit of partnership, which means the accumulated indirect potential interest of roughly 5.52% of C6's share capital, subject to the outcome of the ongoing arbitration.

CHANGES TO THE ADJUSTED CLOSING PRICE FOR THE ACQUISITION OF OI'S MOBILE ASSETS AND START OF THE ARBITRATION PROCEDURE

In a Material Fact released on September 19, 2022, TIM S.A. communicated that the "Buyers" (TIM, Telefônica Brasil S.A. and Claro S.A.) of the mobile assets of Oi Móvel S.A. ("Seller") identified differences in the assumptions and calculation criteria that, under the terms of the Share Purchase and Sale Agreement and Other Covenants ("SPA"), justify a proposal to change the Adjusted Closing Price ("ACP") on behalf of TIM in approximately R$ 1.4 billion. In addition to the differences regarding the ACP, differences have been identified regarding the SPE Cozani

contracts with companies providing mobile infrastructure services (lease of sites/towers), which, under the terms of the SPA, give rise to an indemnity from the Seller to TIM of approximately R$ 231 million. As a result of the differences, the amount of R$ 634 million that was retained by TIM was not transferred to the Seller.

In a Material Fact released on October 3, 2022, considering the Seller's express violation of the dispute resolution mechanisms provided for in the SPA, TIM communicated that the Buyers had no alternative but to file an arbitration procedure with the Market Arbitration Chamber of B3 S.A. - Brasil, Bolsa, Balcão against the Seller to determine the effective amount of the adjustment to the ACP, in the form of the SPA.

In a Material Fact released on October 4, 2022, the Company was surprised by news published by the press and by a Material Fact released by the Seller on the aforementioned date that a preliminary decision had been handed down by the 7th Business Court of the Judicial District of Rio de Janeiro determining the deposit in court by the Buyers of approximately R$ 1.53 billion – of which approximately R$ 670 million by TIM – in an account linked to the Seller's court-ordered reorganization process, where it will be safeguarded until a later decision by the arbitration court.

TIM appealed against the decision and, on October 17, 2022, the Superior Court of Justice, in a monocratic decision, rejected the appeal by TIM and the other Purchasers. Thus, on October 19, 2022, TIM deposited the amount of R$ 670 million in guarantee for the Judgment of the 7th Corporate Court of the Judicial District of Rio de Janeiro.

2.5. If the issuer has disclosed, during the last fiscal year, or wishes to disclose in this form non-accounting measurements, such as EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization or EBIT (Earnings Before Interest and Taxes), the issuer must:

a.report the value of non-accounting measurements

As shown in item 2.5 subitem "b"

b. make reconciliations between the amounts disclosed and the amounts of the audited financial statements

	DESCRIPTION	2022
EBITDA Reconciliation	In thousand reais	
	Net Income	**1,671**
	Depreciation & Amortization	6,827
	Net Financial Results	1,439
	Income tax and social contribution	50
	EBITDA	**9,987**
	Equity in Earnings	62
	Adjusted EBITDA	**10,049**

c. explain why you understand that such measurement is more appropriate for the correct understanding of your financial condition and the outcome of your operations

The Company believes that EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a useful indicator to measure its performance and highly used in the sector of which the Company is a member. As this premise in mind, TIM S.A. uses an Adjusted EBITDA metric, in which it removes the effects of equity to produce a more appropriate reading of the results of the Group's operations.

2.6. Identify and comment on any event subsequent to the last financial statements of the financial year ending that substantially alters them

There were no events following the financial statements of 31 December 2022 that substantially changed them.

2.7. Officers must comment on the allocation of social results, indicating:

a. rules on profit retention

Paragraph 2º of Article 46 of our bylaws has the following wording:

"The balance of net income not allocated to the payment of the mandatory minimum dividend will be allocated to an additional reserve for the expansion of social businesses, including, but not limited to: investments in infrastructure, and in the development of products and services. The reserve provided for in this Paragraph 2 may not exceed 80% (eighty percent) of the share capital. When this limit is reached, it will be up to the General Meeting to decide on the balance, making its distribution to shareholders or the increase of the share capital."

b. rules on dividend distribution

Dividends are calculated in accordance with the bylaws and the Brazilian Corporate Law. According to its bylaws, the Company must distribute as a mandatory minimum dividend, for each fiscal year ended December 31, provided that there are amounts available for distribution, the amount equivalent to 25% on adjusted net income

c. periodicity of dividend distributions

Dividends are distributed annually and management bodies may pay or credit interest on equity pursuant to paragraph 7 of Article 9 of Law 9,249/95 and relevant legislation and regulations, which may be imputed to mandatory dividends.

d. any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions

There are no restrictions on the distribution of dividends, except those established by law.

e. if the issuer has a formally approved results destination policy, inform the approval body, date of approval and, if the issuer discloses the policy, locations on the worldwide computer network where the document can be consulted

The company has a Results Destination Policy, approved by the Board of Directors on July 26, 2021 published on the company's website (https://ri.tim.com.br/en/esg/regulations-and-policies/).

2.8. Officers must describe the relevant items not evidenced in the issuer's financial statements, indicating:

a. assets and liabilities held by the issuer, directly or indirectly, that do not appear on its balance sheet items, such as:

i. portfolios of receivables downloaded on which the entity has not retained or substantially transferred the risks and benefits of ownership of the transferred asset, indicating its liabilities

ii. contracts for future purchase and sale of products or services

iii. unfinished construction contracts

iv. contracts for future receipts of financing

Not applicable, as the Company does not have other relevant items, which are not recorded in its Balance Sheet.

b.other items not evidenced in the financial statements

Not applicable, as the Company does not have other relevant items, which are not recorded in its Financial Statement.

2.9. For each of the items not evidenced in the financial statements indicated in item 2.8, the Officers shall comment:

the. such items change or may change the revenues, expenses, operating income, financial expenses or other items of the issuer's financial statements

Not applicable.

b. nature and the purpose of the operation

Not applicable.

c. nature and amount of the obligations assumed and the rights generated in favor of the issuer as a result of the

Not applicable.

2.10. Officers must indicate and comment on the main elements of the issuer's business plan, specifically exploring the following topics:

a. investments, including:

i. quantitative and qualitative description of investments in progress and forecast investments

The major sectoral transformations, which began in 2021, took shape in 2022 with: (i) the launch of 5G coverage in the country's capitals; (ii) the closing of the Oi Móvel purchase transaction and subsequent start of integration of the acquired assets; and (iii) start of broadband operation under the asset-light model after the creation of the fiber optic infrastructure company i-Systems.

I. We launched 5G in July, starting with the federal capital, Brasilia. Then, we started operations with the new technology in São Paulo, Curitiba, and Rio de Janeiro until reaching all capitals in November 2022. We are leaders in 5G coverage in Brazil in number of sites, covering more than 80% of the population in some key markets.

II. In April 2022, the transaction for the purchase of Oi's mobile assets was closed, where we acquired spectrum, customers, and contracts for the right to use towers. The Company has stated that it expects to generate approximately BRL 9 to BRL 12 billion in value, already discounting the BRL 7.3 billion in the purchase price. As of May, work on integrating assets began with a focus on three fronts: integration of the mobile network (spectrum, equipment, and sites), migration of customers from Oi's systems to our systems and decommissioning of overlapping sites.

III. After the conclusion of the transaction with IHS Brasil in November 2021, the company I-Systems was created, in which TIM owns 49% of the capital. This became our last mile infrastructure provider for the ultra-broadband service. Throughout 2022, we will benefit from this partnership to accelerate the migration of customers from fiber+copper-based technology (Fiber-To-The-Cabinet) to a 100% fiber-based technology (Fiber-To-The-Home).

Regarding the planned investments, the company disclosed Material Fact on February 17, 2023, the construction of the Strategic Plan 2023-2025 and its *guidance*. In summary, the company projects:

an improvement in overall business dynamics, driven by the combination of a larger revenue base with a solid margin recovery trend and better CAPEX efficiency opportunities and a clear path to optimization of lease spending. This dynamic will provide an expansion of cash flow, generating additional space for shareholder remuneration.

ii. investment funding sources

The Company's investments are financed mainly by own cash generation and loans from promotional and commercial banks. Details on loans and financing are available in item 2. 1, subitems "d" and "e".

iii. material divestitures in progress and estimated divestitures

There were no significant disinvestments in 2022.

b. provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that must materially influence the productive capacity of the issuer

c. new products and services, indicating:

I. description of the ongoing surveys already disclosed

ii. total amounts spent by the sender in research for the development of new products or services

iii. projects under development already disclosed

iv.total amounts spent by the issuer in the development of new products or services

Not applicable since the Company does not have research or projects already disclosed in progress.

a. opportunities included in the issuer's business plan related to ESG

In 2022, TIM renewed its materiality matrix based on the new trends, which consider impacts on the financial and socio-environmental perspectives, the so-called double materiality. The construction of the new head office included the phases of definition, identification, prioritization, analysis and validation, with 1,040 consultations being carried out with various stakeholders of the Company. At the end of the process, eight material topics for TIM were identified, as shown in the table below:

Material topic	ODS

Innovation and technology	8, 9, 11
Digital inclusion and connectivity	1, 5, 9.10, 11
Data privacy and security	16
Energy efficiency	7, 12, 13
Quality of services	9
Health, wellness and safety	3, 5, 8
Ethics, integrity and compliance	1
Transparency and relationship with priority audiences	12, 16

2.11. Comment on other factors that have materially influenced operational performance and that have not been identified or commented on the other items in this section

The Company understands that it has already commented on all the factors that have significantly influenced the operational performance in the previous sections.

4. Proposal for the allocation of the results related to the fiscal year 2022 and distribution of dividends by the Company

PROPOSAL FOR THE ALLOCATION OF NET PROFIT

PURSUANT TO ANNEX A OF CVM RESOLUTION 81/22

1. Inform the net profit for the year

Net profit recorded by the Company in 2022 was R$ 1,670,755,074.45.

2. Inform the total amount and amount per share of dividends, including prepaid dividends and interest on shareholders' equity already declared

Complementary dividends	**600,000,000.00**
Minimum dividends and interest on shareholders' equity (gross) distributed in advance	1,400,000,000.00
(+) Additional dividends and interest on shareholders' equity (gross)	-
(=) Total dividends and interest on shareholders´ equity (gross)	**1,400,000,000.00**
Total dividends and interest on shareholders' equity (gross)	**2,000,000,000.00**
(-) Withholding income tax (IRRF) on interest on shareholders' equity	-196,970,416.86
Total dividends and interest on shareholders' equity distributed in advance (net)	**1,203,029,583.14**
Total dividends and interest on shareholders' equity (net)	**1,803,029,583.14**
Gross dividend amount per share	0.8262

3. Inform the percentage of net profit paid out for the year

Net profit for the year (a)	1,670,755,074.45
Total dividends and interest on shareholders' equity (gross) (b)	2,000,000,000.00
% Distributed net profit for the year	119.71%

4. Inform the total amount and amount per share of dividends paid based on income from prior years

Additional proposed dividends in the amount of R$ 570,586,743.63 will be distributed based on profit from previous years, equivalent to R$ 0.2357 per share. The proposed total dividends for the current and previous years, in the amount of R$ 600,000.00, and interest on shareholders' equity (gross) distributed, in the amount of R$ 1,400,000.00, represent 119.71% of net profit.

5. Inform, deducting prepaid dividends and interest on shareholders' equity already declared:

a. The gross amount of the dividends and interest on shareholders' equity, segregated, per each type and class of share

The proposed dividends, to be approved at the Annual Shareholders' Meeting to be held on March 30, 2023 and paid by April 18, 2023.

Total dividends and interest on shareholders' equity (gross)	2,000,000,000.00
(-) Minimum dividends and interest on shareholders' equity (gross) distributed in advance	1,400,000,000.00
Total complementary dividends	600,000,000.00

b. The form and term of payment of dividends and interest on shareholders' equity

See comment in item 5.a

c. Possible restatement and interest on dividends and interest on shareholders' equity

Not applicable

d. Date of declaration of payment of dividends and interest on shareholders' equity considered for the identification of shareholders entitled to receive it

The declaration of payment of dividends considered for identification of shareholders who will be entitled to their receipt it is April 10, 2023, with shares acquired after this date ex-right to dividend distribution.

6. If the declaration of dividends or interest on shareholders' equity had occurred based on income determined in the semi-annually balances or in shorter periods

a. Inform the amount of dividends or interest on shareholders' equity already declared

The Company resolved on the distribution of interest on shareholders' equity as detailed below:

	Interest on shareholders' equity / Dividends	Gross	Withholding income tax (IRRF)	Net	Approval date
1st	Interest on shareholders' equity	195,000,000.00	26,742,525.54	168,257,474.46	03/22/2022
2nd	Interest on shareholders' equity	270,000,000.00	37,556,351.11	232,443,648.89	06/15/2022
3rd	Interest on shareholders' equity	480,000,000.00	67,360,102.50	412,639,897.50	09/12/2022
4th	Interest on shareholders' equity	455,000,000.00	65,311,437.71	389,688,562.29	12/12/2022

b. Notify the date of the respective payments

	Interest on shareholders' equity / Dividends	Gross	Withholding income tax (IRRF)	Net	Payment date
1st	Interest on shareholders' equity	195,000,000.00	26,742,525.54	168,257,474.46	04/27/2022
2nd	Interest on shareholders' equity	270,000,000.00	37,556,351.11	232,443,648.89	07/20/2022
3rd	Interest on shareholders' equity	480,000,000.00	67,360,102.50	412,639,897.50	10/31/2022 and 01/24/2023
4th	Interest on shareholders' equity	455,000,000.00	65,311,437.71	389,688,562.29	01/24/2023

7. Provide a comparative table indicating the following amounts per share of each type and class:

a. Net profit for year and for the three (3) previous years

	2022	2021	2020
Net profit for the year	1,670,755,074.45	2,957,173,992.98	1,843,689,908.96
Net earnings per share	0.6901	1.222	0.762

b. Dividend and interest on shareholders' equity paid in the last three (3) years

	2022	2021	2020
Minimum dividends and interest on shareholders´ equity (gross) distributed in advance	1,400,000,000.00	1,047,500,000.00	1,083,000,000.00
(+) Additional dividends and interest on shareholders' equity (gross)	600,000,000.00	-	-
(-) Withholding income tax (IRRF) on interest on shareholders' equity	-196,970,416.86	-142,977,185.67	-162,450,000.00
(=) Total dividends and interest on shareholders´ equity (net)	1,803,029,583.14	904,522,814.33	920,550,000.00
Dividends and interest on shareholders´ equity - common shares	1,803,029,583.14	904,522,814.33	920,550,000.00
	1,803,029,583.14	904,522,814.33	920,550,000.00
% Dividends and interest on shareholders´ equity (net) on adjusted profit	107.92%	34.24%	57.88%
Dividends and interest on shareholders´ equity (net) per share Common shares	0.74481	0.373707	0.380329

8. If there is allocation of profits to the legal reserve

a. Identify the amount allocated to the legal reserve

In accordance with the provisions of Article 193 of Law 6.404/76, it is necessary to invest 5% of the adjusted net profit for the constitution of legal reserve, in the amount of R$ -75,232,276.65.

b. Detail the form of calculation of legal reserve

	2022	2021	2020
Net profit for the year	1,670,755,074.45	2,957,173,992.98	1,843,689,908.96
(-) Non-distributable tax incentives	(166,109,541.43)	(176,740,615.94)	(169,539,485.52)
	1,504,645,533.02	2,780,433,377.04	1,674,150,423.44
Constitution of legal reserve – 5% of net profit	(75,232,276.65)	(139,021,668.85)	(83,707,521.17)

9. If the Company does not have preferred shares with fixed or minimum dividend rights

a. Describe the calculation of fixed or minimum dividends

Not applicable

b. Inform if the income for the year is sufficient for the full payment of fixed or minimum dividends

Not applicable

c. Identify if any unpaid installment is cumulative

Not applicable

d. Identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares

Not applicable

e. Identify the fixed or minimum dividends to be paid for preferred share of each class

Not applicable

10. Regarding the mandatory dividend

a. Describe the calculation form provided for in the bylaws

Dividends are calculated in accordance with the bylaws and the Joint Stock Company Act.

According to its Bylaws, the Company must distribute as a minimum mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of adjusted net profit.

Net profit for the year	1,670,755,074.45
Offset of accumulated loss	-
	1,670,755,074.45
(-) Constitution of legal reserve	-75,232,276.65
(-) Non-distributable tax incentives	-166,109,541.43
Adjusted net profit	**1,429,413,256.37**
% of minimum dividends established in the Bylaws	25%
Minimum dividends calculated based on adjusted profit	**357,353,314.09**
Complementary dividends	600,000,000.00
Minimum dividends and interest on shareholders´ equity (gross) distributed in advance	1,400,000,000.00
(=) Total dividends and interest on shareholders´ equity (gross)	**2,000,000,000.00**
(-) Withholding income tax (IRRF) on interest on shareholders' equity	-196,970,416.86
Total dividends and interest on shareholders' equity (net)	**1,803,029,583.14**
Amount in excess of gross mandatory minimum dividends	1,642,646,685.91

b. Inform if it is being fully paid

The Company approved the distribution of all mandatory minimum dividends throughout the year 2022 via interest on shareholders' equity in addition to additional dividends, pursuant to the table in Item 6. The payment of the 3rd and 4th installments of interest on shareholders' equity took place on January 24, 2023, and the payment of additional proposed dividends in the amount of R$ 600,000.00 will be made on April 18, 2023.

c. Inform the amount eventually withheld

Not applicable

11. If there is retention of compulsory dividend due to the financial situation of the company

a. Inform retention amount

Not applicable

b. Describe the financial situation of the company in detail, also including aspects regarding the liquidity analysis, working capital and positive cash flows c. Justify the dividend retention

Not applicable

12. If there is allocation of income to reserve for contingencies

a. Identify the amount allocated to the reserve

Not applicable

b. Identify the loss considered likely and its cause

Not applicable

c. Explain why the loss was considered likely

Not applicable

d. Justify the formation of reserve

Not applicable

13. If there is allocation of income to unrealized profit reserve

a. Inform the amount allocated to unrealized profit reserve

Not applicable

b. Inform the nature of unrealized profits that gave rise to the reserve

Not applicable

14. If there is allocation of income to statutory reserves

a. Describe the statutory clauses that determined the reserve

Paragraph 2 of Article 46 of our Bylaws reads as follows:

"The balance of net profit not allocated to the payment of the mandatory minimum dividend will be allocated to a supplementary reserve for the expansion of the company's businesses, including, without limitation: investments in infrastructure and in the development of products and services. The reserve provided for in this Paragraph 2 cannot exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing share capital.

b. Identify the amount allocated to the reserve

As mentioned above, up to the limit of 80% of the share capital, all amounts not allocated to the minimum mandatory dividend or proposed dividends may be allocated to this reserve.

In 2022, the Company decided to distribute the amount of R$ 570,586,743.63 as dividends, which will be reduced from the expansion reserve.

c. Describe how the amount was calculated

	2022	2021	2020
Net profit for the year	1,670,755,074.45	2,957,173,992.98	1,843,689,908.96
Offset of accumulated loss	-	-	-
	1,679,755,074.45	2,957,173,992.98	1,843,689,908.96
(-) Constitution of legal reserve	-75,232,276.65	-139,021,668.85	-83,707,521.17
Adjusted net profit	1,595,522,797.80	2,818,152,324.13	1,759,982,387.79
(-) Total dividends and interest on shareholders' equity (gross)	-1,400,000,000.00	-1,047,500,000.00	-1,083,000,000.00
(-) Total proposed dividends	(600,000,00.00)	-	-
(-) Amount allocated to the profit reserve (tax incentives)	-166,109,541.43	-176,740,615.94	-169,539,485.52
Amount destined/(distributed) from the statutory reserve	-570,586,743.63	1,593,911,708.19	507,442,902.27
80% of share capital	10,782,312,406.04	10,782,312,406.04	10,782,312,406.04

15. If there is profit retention provided for the capital budget

a. Identify the retention amount

Not applicable

b. Supply a copy of the capital budget

Not applicable

16. If there is allocation of income to tax incentive reserve

a. Inform the amount allocated to the reserve

The amount allocated to the reserve is R$ 166,109,541.43.

b. Explain the nature of the allocation

Law 11.638/07, by modifying the structure of shareholders' equity, also changed the way in which donations and investment grants are recorded, no longer allowing their recording directly in a Capital Reserve, as provided for in Decree 3.000/1999, in its Article 545. Thus, such record started to be made in the profit (loss) for subsequent transfer to the Profit Reserve - Tax Incentive Reserve.

5. Qualification of candidates for the positions of independent members of the Board of Directors according to the criteria of independence

TIM S.A.
Publicly-Held Company
CNPJ/ME 02.421.421/0001-11
NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON FEBRUARY 27th, 2023

DATE, TIME AND PLACE: February 27th, 2023, at 11.00 a.m., at the head office of TIM S.A. ("Company"), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors' Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michele Valensise and Michela Mossini, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company's By-laws. Justified absence of Mrs. Elisabetta Paola Romano.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: **(1)** To acknowledge on the activities carried out by the Statutory Audit Committee; **(2)** To acknowledge on the activities carried out by the Control and Risks Committee; **(3)** To analyze the management's proposal on the election of the independent members of the Board of Directors, and to resolve on its submission to the Shareholders' Meeting of the Company; **(4)** To analyze the proposal of merger ("Merger") of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. into the Company, and to resolve on its submission to the Shareholders' Meeting of the Company; **(5)** To evaluate on the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 16th amendment to this agreement, to be entered into between Telecom Italia S.p.A, on the one hand, and the Company, on the other hand, and to resolve on its submission to the Shareholders' Meeting of the Company; **(6)** To resolve on the amendment proposal of the Company's Anticorruption Policy; **(7)** To resolve on the amendment of the Company's Organizational Structure; and **(8)** To resolve on the call notice of the Company's Annual and Extraordinary Shareholders' Meeting.

RESOLUTIONS: Upon the review of the material presented and filed at the Company's head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board

Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee ("CAE") at its meetings held on February 27th, 2023, as per Mr. Gesner José de Oliveira Filho's report, Coordinator of the CAE.

(2) Acknowledged on the activities carried out by the Control and Risks Committee ("CCR") at its meeting held on February 27th, 2023, as per Mr. Herculano Aníbal Alves' report, Chairman of the CCR.

(3) The Board members expressed their favorable opinion to the proposal of the qualification of the Board of Directors' independent members, according to the Sections 16 and 17 of the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations" and "B3"), of the following candidates presented by the Company's management to resolution at the Annual Shareholders' Meeting, to be duly convened: (i) Gesner José de Oliveira Filho; (ii) Herculano Aníbal Alves; (iii) Nicandro Durante; and (iv) Flavia Maria Bittencourt.

It be registered that the Board members expressed their understanding that the referred candidates attend the independence's criteria provided for in the abovementioned legal provisions, after evaluation of the information contained in the Company's Management Proposal and of the independence's statement presented by them.

It is also recorded that Messrs. Nicandro Durante, Gesner José de Oliveira Filho, Herculano Aníbal Alves and Flavia Maria Bittencourt abstained from voting in relation to the analysis of their own qualifications as independent Board members.

(4) Approved the proposed merger ("Merger") of the Company's wholly-owned subsidiary, Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. ("Merged Entity"), into the Company, *ad referendum* of the Extraordinary Shareholders' Meeting of the Merged Entity and of the Company, the latter to be convened pursuant to item (8) below, supported (a) by the Protocol and Justification of Merger entered into between the Merged Entity and the Company, containing the reasons, purposes, criteria and conditions of the Merger; (b) by the proposal presented by Apsis Consultoria e Avaliações Ltda., specialized company responsible for preparing the appraisal report of the Merged Entity ("Appraiser"); and (c) by the appraisal report of the Merged Entity's net equity at book value, on the base date of December 31st, 2022 ("Base Date"), conducted by the Appraiser; and **approved** its submission to the Company's Extraordinary Shareholders' Meeting, to be held on March 30th, 2023.

(5) Acknowledged on the proposal for the extension of the Cooperation and Support Agreement (*Contrato de Cooperação e Suporte*), through the execution of the 16th amendment, to be entered into between Telecom Italia S.p.A, on the one hand, and the Company, on the other hand, and **approved**, based on the favorable evaluation of the CAE, at its meeting held on February 27th, 2023, its submission to the Extraordinary Shareholders' Meeting, to be duly convened.

(6) Approved the amendment proposal of the Company's Anticorruption Policy, according to the proposal presented and based on the favorable evaluation of the CCR, recorded at its meeting held on February 27th, 2023.

(7.1) The Board Members **acknowledged** on the resignation letter presented on this date by Mr. **Alberto Mario Griselli**, with immediate effectiveness, to his position of *Diretor Financeiro* (Chief Financial Officer) of the Company, which he holds provisionally and cumulatively with the position of *Diretor Presidente* (Chief Executive Officer) and *Diretor de Relações com Investidores* (Investor Relations Officer).

(7.2) In view of the resignation presented by Mr. **Alberto Mario Griselli** and the consequent vacancy of the position of *Diretor Financeiro* (Chief Financial Officer) of the Company, the Board Members **elected** to held that position, from this date, Mrs. **Andrea Palma Viegas Marques**, Brazilian, married, administrator, bearer of the Identity Card No. 08524330-1, issued by DETRAN/RJ in May 18th, 2011, enrolled in the taxpayers' roll (CPF/ME) under No. 014.189.697-37, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

(7.3) Consequently, the Board of Officers, shall be composed, from this date, by the following Officers herein identified: (i) **Alberto Mario Griselli**, *Diretor Presidente* (Chief Executive Officer) and *Diretor de Relações com Investidores* (Investor Relations Officer); (ii) **Andrea Palma Viegas Marques**, *Diretora Financeira* (Chief Financial Officer); (iii) **Bruno Mutzenbecher Gentil**, Business Support Officer; (iv) **Mario Girasole**, Regulatory and Institutional Affairs Officer; (v) **Fabiane Reschke**, *Diretora Jurídica* (Legal Officer); (vi) **Leonardo de Carvalho Capdeville**, Chief Technology Information Officer; (vii) **Fabio Mello de Avellar**, Chief Revenue Officer and (viii) **Maria Antonietta Russo**, People, Culture & Organization Officer. The Board of Officers' members have term of office of two (2) years, extended until the election of their successors, if necessary. The *Diretora Financeira* (Chief Financial Officer) elected hereby declare, under penalty of law, that she is not involved in any of the crimes provided for by law that prevent her from performing business activities, in accordance with Section 147 of Law 6,404 of December 15th, 1976, and also inform that will present the instrument of investiture, the statement provided by the CVM Resolution No. 80, the statements provided in Sections 18 and 19 of the Company's By-laws and other statements, within the legal term.

(7.4) On this occasion, the Board Members **ratified** the limits of authority of the Company's Officers, as follows: (i) the ***Diretor Presidente*** (Chief Executive Officer) shall have full power to, acting individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, up to the amount of R$50,000,000.00 (fifty million Reais) per operation or series of operations related; (ii) the ***Diretor Financeiro*** (Chief Financial Officer) shall have full power to, acting individually, carry out, sign and represent the Company in relation to activities of the financial area, including without limitations, financial and treasury operations contracts, including, guarantee agreements in general, including borrowing and lending, assignment and discount of securities, up to the amount of R$50,000,000.00 (fifty million Reais) per operation or series of operations related, and to individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, within its area of activity up to the amount of R$10,000,000.00 (ten million Reais) per operation or series of operations related; and (iii) the other Officers of the Company: ***Diretor de Relações com Investidores*** **(Investor Relations Officer); Business Support Officer; Regulatory and Institutional Affairs Officer;** ***Diretor Jurídico*** **(Legal Officer); Chief Technology Information Officer; Chief Revenue Officer; and People, Culture & Organization Officer**, shall have full power and the authority to, acting individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, within their respective areas of activity, up to the amount of R$10,000,000.00 (ten million Reais) per operation or series of operations related. The limits of authority approved herein are subject to the financial limits established in the By-laws and must be observed solely and exclusively for the implementation of the transaction and/or for the execution of legal transactions that result in the assumption of obligations and/or in the waiver of rights by the Company. In this sense, such limits of authority will not be applied in the following situations, among others: (i) in the execution of agreements for the sale of goods and services that represent revenue; (ii) in the practice of acts of simple administrative routines before legal entities of internal public law, public companies or companies that make up the indirect administration, and others of the same nature; and (iii) in the execution of acts of the Company's financial operational routine, such as the authorization and/or payment of taxes or any obligations, transfers of funds between accounts of the same ownership, applications and redemptions of financial resources of the Company, opening or closing of current accounts, and request and cancellation of access to any systems made available by financial institutions in general. Lastly, all Statutory Officers may perform

any acts and sign any and all documents, on behalf of the Company, that have been previously approved by the competent corporate bodies, regardless of the limits of authority established herein.

(8) **Approved** the following Agenda for the Annual and Extraordinary Shareholders' Meeting of the Company ("Meeting") to be held on March 30th, 2023:

On Annual Shareholders' Meeting:

(1) To resolve on the management's report and the financial statements of the Company for the fiscal year ended on December 31st, 2022; **(2)** To resolve on the management's proposal for the allocation of the results of the 2022 fiscal year and the distribution of dividends by the Company; **(3)** To resolve on the composition of the Board of Directors of the Company; **(4)** To resolve on the classification of the candidates for the positions of independent members of the Board of Directors according to the independence criteria of the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations"); **(5)** To elect the members of the Board of Directors of the Company; **(6)** To resolve on the composition of the Fiscal Council of the Company; **(7)** To elect the effective and alternate members of the Fiscal Council; and **(8)** To resolve on the compensation proposal for the Company's management, members of Committees and members of the Fiscal Council of the Company for the 2023 fiscal year.

On Extraordinary Shareholders' Meeting:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 16th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand; and **(2)** To resolve on the proposed merger ("Merger") of the Company's wholly-owned subsidiary, Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. ("Merged Entity"), into the Company, and, therefore, examine, discuss and resolve on: **(2.1)** the approval of the "Protocol and Justification of Merger of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. into TIM S.A." ("Protocol"), executed on February 27th, 2023 by the management of the Company and the Merged Entity, which establishes the terms and conditions of the Merger proposal; **(2.2)** the ratification of the appointment and hiring of Apsis Consultoria e Avaliações Ltda. ("Appraiser"), a specialized company responsible for preparing the appraisal report of the Merged Entity's net equity ("Appraisal Report"); **(2.3)** the approval of the Appraisal Report; **(2.4)** the approval of the Merger, under the terms of the Protocol and subject to compliance with the suspensive conditions established therein; and **(2.5)** the authorization for the performance, by the officers and attorneys-in-fact of the Company, of all necessary measures for the consummation of the Merger, under the terms of the Protocol.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 27th, 2023.

FABIANE RESCHKE
Secretary

Rio de Janeiro, February 17th, 2023

Attn.
Board of Directors of TIM S.A. ("Company")
Av. João Cabral de Mello Neto, nº 850, Torre Sul
Rio de Janeiro – RJ

Re: Compliance with the independence criteria set forth in the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations") and in the Company's By-laws

For the purposes of sections 16, paragraphs 1 and 2, and 17, I and II of the Novo Mercado Listing Regulations, and of section 23, paragraphs 1 and 3 of the Company's By-laws, I, **FLAVIA MARIA BITTENCOURT**, Brazilian, married, chemical engineer, bearer of identity card CNH No. 04595103683, issued by Detran/RJ, enrolled in the CPF/ME under No. 011.971.887-11, domiciled in the City and State of Rio de Janeiro, at Av. João Cabral de Mello Neto, nº 850, Torre Sul, affirm and declare that:

i. I am not a direct or indirect controlling shareholder of the Company;
ii. My right to vote at the Company's Board of Directors meetings is not bound to a shareholders' agreement which object includes matters related to the Company;
iii. I am not a spouse, companion or relative, in a direct or collateral line, in the first or second degree, in relation to the controlling shareholder or to any administrator of the Company or of its controlling shareholder
iv. I have not been, in the last three (3) years, an employee or officer of the Company, the controlling shareholder or affiliated companies, subsidiaries or companies under common control
v. I have no commercial relations with the Company, its controlling shareholder or affiliated companies, subsidiaries or companies under common control;
vi. I hold no position in a company or entity that has commercial relations with the Company or its controlling shareholder that has power of decision regarding the conduction of the activities of said company or entity; and
vii. I receive no compensation from the Company, its controlling shareholder, or from affiliates, subsidiaries or companies under common control, other than that resulting from my position as a member of the Board of Directors of the Company or of its advisory committees.

____

FLAVIA MARIA BITTENCOURT

Rio de Janeiro, February 17th, 2023

Attn.
Board of Directors of TIM S.A. (“Company”)
Av. João Cabral de Mello Neto, nº 850, Torre Sul
Rio de Janeiro – RJ

Re: Compliance with the independence criteria set forth in the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations") and in the Company's By-laws

For the purposes of sections 16, paragraphs 1 and 2, and 17, I and II of the Novo Mercado Listing Regulations, and of section 23, paragraphs 1 and 3 of the Company's By-laws, I, **GESNER JOSÉ DE OLIVEIRA FILHO**, Brazilian, married, economist, bearer of identity card No. 6.968.227, issued by SSP/SP, enrolled in the CPF/ME under No. 013.784.028-47, domiciled in the City and State of Rio de Janeiro, at Av. João Cabral de Mello Neto, nº 850, Torre Sul, affirm and declare that:

i. I am not a direct or indirect controlling shareholder of the Company;
ii. My right to vote at the Company’s Board of Directors meetings is not bound to a shareholders' agreement which object includes matters related to the Company;
iii. I am not a spouse, companion or relative, in a direct or collateral line, in the first or second degree, in relation to the controlling shareholder or to any administrator of the Company or of its controlling shareholder
iv. I have not been, in the last three (3) years, an employee or officer of the Company, the controlling shareholder or affiliated companies, subsidiaries or companies under common control
v. I have no commercial relations with the Company, its controlling shareholder or affiliated companies, subsidiaries or companies under common control;
vi. I hold no position in a company or entity that has commercial relations with the Company or its controlling shareholder that has power of decision regarding the conduction of the activities of said company or entity; and
vii. I receive no compensation from the Company, its controlling shareholder, or from affiliates, subsidiaries or companies under common control, other than that resulting from my position as a member of the Board of Directors of the Company or of its advisory committees.

____

GESNER JOSÉ DE OLIVEIRA FILHO

Rio de Janeiro, February 17th, 2023

Attn.
Board of Directors of TIM S.A. (“Company”)
Av. João Cabral de Mello Neto, nº 850, Torre Sul
Rio de Janeiro – RJ

Re: Compliance with the independence criteria set forth in the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations") and in the Company's By-laws

For the purposes of sections 16, paragraphs 1 and 2, and 17, I and II of the Novo Mercado Listing Regulations, and of section 23, paragraphs 1 and 3 of the Company's By-laws, I, **HERCULANO ANÍBAL ALVES**, Brazilian, married, economist, bearer of identity card No. nº 5.306.068, issued by, enrolled in the CPF/ME under No. 463.463.178-49, domiciled in the City and State of Rio de Janeiro, at Av. João Cabral de Mello Neto, nº 850, Torre Sul, affirm and declare that:

i. I am not a direct or indirect controlling shareholder of the Company;
ii. My right to vote at the Company's Board of Directors meetings is not bound to a shareholders' agreement which object includes matters related to the Company;
iii. I am not a spouse, companion or relative, in a direct or collateral line, in the first or second degree, in relation to the controlling shareholder or to any administrator of the Company or of its controlling shareholder
iv. I have not been, in the last three (3) years, an employee or officer of the Company, the controlling shareholder or affiliated companies, subsidiaries or companies under common control
v. I have no commercial relations with the Company, its controlling shareholder or affiliated companies, subsidiaries or companies under common control;
vi. I hold no position in a company or entity that has commercial relations with the Company or its controlling shareholder that has power of decision regarding the conduction of the activities of said company or entity; and
vii. I receive no compensation from the Company, its controlling shareholder, or from affiliates, subsidiaries or companies under common control, other than that resulting from my position as a member of the Board of Directors of the Company or of its advisory committees.

____

HERCULANO ANÍBAL ALVES

Rio de Janeiro, February 17th, 2023

Attn.
Board of Directors of TIM S.A. ("Company")
Av. João Cabral de Mello Neto, nº 850, Torre Sul
Rio de Janeiro – RJ

Re: Compliance with the independence criteria set forth in the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations") and in the Company's By-laws

For the purposes of sections 16, paragraphs 1 and 2, and 17, I and II of the Novo Mercado Listing Regulations, and of section 23, paragraphs 1 and 3 of the Company's By-laws, I, **NICANDRO DURANTE**, Brazilian, married, business administrator, bearer of identity card nº 3.414.387, issued by SSP/SC, enrolled in the CPF/ME under No. 807.277.948-68, domiciled in the City and State of Rio de Janeiro, at Av. João Cabral de Mello Neto, nº 850, Torre Sul, affirm and declare that:

i. I am not a direct or indirect controlling shareholder of the Company;
ii. My right to vote at the Company's Board of Directors meetings is not bound to a shareholders' agreement which object includes matters related to the Company;
iii. I am not a spouse, companion or relative, in a direct or collateral line, in the first or second degree, in relation to the controlling shareholder or to any administrator of the Company or of its controlling shareholder
iv. I have not been, in the last three (3) years, an employee or officer of the Company, the controlling shareholder or affiliated companies, subsidiaries or companies under common control
v. I have no commercial relations with the Company, its controlling shareholder or affiliated companies, subsidiaries or companies under common control;
vi. I hold no position in a company or entity that has commercial relations with the Company or its controlling shareholder that has power of decision regarding the conduction of the activities of said company or entity; and
vii. I receive no compensation from the Company, its controlling shareholder, or from affiliates, subsidiaries or companies under common control, other than that resulting from my position as a member of the Board of Directors of the Company or of its advisory committees.

____

NICANDRO DURANTE

6. Appointed to the positions of effective members of the Company's Board of Directors

Nominees to the Positions as Board of Directors Members of the Company and Attendance at Board Meetings

Name	Date of Birth	Occupation	CPF/Passport No.	Position	Date of Election	Investiture	Term of Office	Other Positions	Elected by the Controller (Yes/No)	Independent (Yes/No)	Date of First Mandate	No. of Consecutive Mandates
Adrian Calaza	March 8, 1967	Business administrator	XDD931202	Board Member	March 30, 2023	March 30, 2023	2 years until ASM 2025	Member of the Control and Risks Committee	Yes	No	April 26, 2022	2
Alberto Mario Griselli	April 24, 1969	Bachelor of Engineering	058.431.817-07	Board Member	March 30, 2023	March 30, 2023	2 years until ASM 2025	CEO, CFO and Investor Relations Officer and Member of the Environmental, Social & Governance Committee	Yes	No	January 31, 2022	2
Claudio Giovanni Ezio Ongaro	June 11, 1968	Bachelor of Electronic Engineering	YA4595942	Board Member	March 30, 2023	March 30, 2023	2 years until ASM 2025	Member of the Compensation Committee and of the Environmental, Social & Governance Committee	Yes	No	December 15, 2021	2
Elisabetta Paolo Romano	April 01, 1963	Bachelor of Computer Science	YA5549980	Board Member	March 30, 2023	March 30, 2023	2 years until ASM 2025	N/A	Yes	No	March 28, 2019	3
Flavia Maria Bittencourt	January 15, 1970	Bachelor of Chemical Engineering	011.971.887-11	Board Member	March 30, 2023	March 30, 2023	2 years until ASM 2025	Member of the Statutory Audit Committee	Yes	Yes, according to the criteria set forth in the Novo Mercado Regulations (B3)	July 30, 2019	3
Gesner José de Oliveira Filho	May 17, 1956	Economist	013.784.028-47	Board Member	March 30, 2023	March 30, 2023	2 years until ASM 2025	Coordinator of the Statutory Audit Committee,	Yes	Yes, according to the criteria set forth in the Novo	March 28, 2019	3

Indicados aos Cargos de Membros do Conselho de Administração da Companhia

Name	Date of Birth	Occupation	CPF/Passport No.	Position	Date of Election	Investiture	Term of Office	Other Positions	Elected by the Controller (Yes/No)	Independent (Yes/No)	Date of First Mandate	No. of Consecutive Mandates
								member of the Control and Risks Committee and of the Environmental, Social & Governance Committee		Mercado Regulations (B3)		
Herculano Aníbal Alves	February 27, 1953	Economist	463.463.178-49	Board Member	March 30, 2023	March 30, 2023	2 years until ASM 2025	Member of the Statutory Audit Committee and Chairman of the Control and Risks Committee	Yes	Yes, according to the criteria set forth in the Novo Mercado Regulations (B3)	April 14, 2015	5
Michela Mossini	September 29, 1968	Bachelor of Economics	YA5695649	Board Member	March 30, 2023	March 30, 2023	2 years until ASM 2025	Member of the Control and Risks Committee and of the Environmental, Social & Governance Committee	Yes	No	April 26, 2022	2
Michele Valensise	April 03, 1952	Bachelor of Law	DA0023813	Board Member	March 30, 2023	March 30, 2023	2 years until ASM 2025	Member of the Control and Risks Committee and of the Compensation Committee	Yes	No	March 30, 2021	2
Nicandro Durante	September 13, 1956	Business administrator	807.277.948-68	Chairman of the Board	March 30, 2023	March 30, 2023	2 years until ASM 2025	Chairman of the Compensation Committee and of the Environmental,	Yes	Yes, according to the criteria set forth in the Novo Mercado	March 28, 2019	3

Indicados aos Cargos de Membros do Conselho de Administração da Companhia

Name	Date of Birth	Occupation	CPF/Passport No.	Position	Date of Election	Investiture	Term of Office	Other Positions	Elected by the Controller (Yes/No)	Independent (Yes/No)	Date of First Mandate	No. of Consecutive Mandates
								Social & Governance Committee		Regulations (B3)		

* Number considers mandates in TIM S.A. and TIM Participações S.A., the latter being merged into TIM S.A. On Aug. 31, 2020.

ADRIAN CALAZA

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since April 2022

- **TIM S.A.**
- Telecommunications segment
- Member of the Control and Risks Committee
- Issuer
- Since April 2022

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Financial Officer of Telecom Italia Group
- The company is the indirect controlling shareholder of the Issuer
- Since March 2022

- **TIMFin S.p.A.**
- Financial segment
- Chairman of the Board of Directors
- The company is participated by Telecom Italia S.p.A., indirect controlling shareholder of the issuer
- Since March 2022

- **Arcor Group**
- Food segment
- Financial Officer
- The company is not (i) part of the issuer's economic group or (ii) is controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer
- From August 2021 to February 2022

- **TIM S.A.**
- Telecommunications segment
- Chief Financial Officer
- Issuer
- From September 2016 to July 2021

- **TIM S.A.**
- Telecommunications segment
- Investor Relations Officer
- Issuer
- From October 2017 to July 2021

II – All management positions that the administrator holds in other third sector companies or organizations.

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since April 2022

- **TIM S.A.**
- Telecommunications segment
- Member of the Control and Risks Committee
- Issuer
- Since April 2022

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Financial Officer of Telecom Italia Group
- The company is the indirect controlling shareholder of the Issuer
- Since March 2022

- **TIMFin S.p.A.**
- Financial segment
- Chairman of the Board of Directors
- The company is participated by Telecom Italia S.p.A., indirect controlling shareholder of the issuer
- Since March 2022

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM, Central Bank of Brazil or Superintendence of Private Insurance, and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Financial Officer of Telecom Italia Group
- The company is the indirect controlling shareholder of the Issuer
- Since March 2022

- **TIMFin S.p.A.**
- Financial segment
- Chairman of the Board of Directors
- The company is participated by Telecom Italia S.p.A., indirect controlling shareholder of the issuer
- Since March 2022

ALBERTO MARIO GRISELLI

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications Segment
- Chief Financial Officer
- Issuer
- From January to February 2023

- **TIM S.A.**
- Telecommunications Segment
- Investor Relations Officer
- Issuer
- Since January 2023

- **TIM S.A.**
- Telecommunications Segment
- Member of the Board of Directors
- Issuer
- Since February 2022

- **TIM S.A.**
- Telecommunications Segment
- Member of the Environmental, Social & Governance Committee
- Issuer
- Since February 2022

- **TIM S.A.**
- Telecommunications Segment
- Chief Executive Officer
- Issuer
- Since February 2022

- **TIM S.A.**
- Telecommunications Segment
- Chief Revenue Officer
- Issuer
- From July 2019 to August 2022

- **TIM Brasil Serviços e Participações S.A.**
- Telecommunications Segment
- Chairman of the Board of Directors
- Controlling company of the issuer
- Since March 2022

- **TIM Brasil Serviços e Participações S.A.**
- Telecommunications Segment
- Member of the Board of Directors

- Controlling company of the issuer
- Since February 2022

- **TIMWE**
- Technologic solutions Segment
- Vice President Latin America
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2016 to 2019

II – All management positions that the administrator holds in other companies or third sector organizations.

- **TIM S.A.**
- Telecommunications Segment
- Investor Relations Officer
- Issuer
- Since January 2023

- **TIM S.A.**
- Telecommunications Segment
- Member of the Board of Directors
- Issuer
- Since February 2022

- **TIM S.A.**
- Telecommunications Segment
- Member of the Environmental, Social & Governance Committee
- Issuer
- Since February 2022

- **TIM S.A.**
- Telecommunications Segment
- Chief Executive Officer
- Issuer
- Since February 2022

- **TIM Brasil Serviços e Participações S.A.**
- Telecommunications Segment
- Chairman of the Board of Directors
- Controlling company of the issuer
- Since March 2022

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM, Central Bank of Brazil or Superintendence of Private Insurance, and penalties applied; (c) Any conviction

declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

- **TIM Brasil Serviços e Participações S.A.**
- Telecommunications Segment
- Chairman of the Board of Directors
- Controlling company of the issuer
- Since March 2022

- **TIM Brasil Serviços e Participações S.A.**
- Telecommunications Segment
- Member of the Board of Directors
- Controlling company of the issuer
- Since February 2022

CLAUDIO GIOVANNI EZIO ONGARO

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since December 2021

- **TIM S.A.**
- Telecommunications segment
- Member of the Compensation Committee
- Issuer
- Since December 2021

- **TIM S.A.**
- Telecommunications segment
- Member of the Environmental, Social & Governance Committee
- Issuer
- Since December 2021

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Strategy & Business Development Officer
- The company is the indirect controlling shareholder of the Issuer
- Since December 2021

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Regulatory Affairs & Wholesale Market Officer/Department Wholesale Market
- The company is the indirect controlling shareholder of the Issuer
- Since April 2021

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Financial Officer/Department Mergers & Acquisition
- The company is the indirect controlling shareholder of the Issuer
- Since November 2019

- **WINDTRE**
- Telecommunications segment
- Head for coordinating the Company's main strategic projects
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2016

II – All management positions that the administrator holds in other third sector companies or organizations.

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since December 2021

- **TIM S.A.**
- Telecommunications segment
- Member of the Compensation Committee
- Issuer
- Since December 2021

- **TIM S.A.**
- Telecommunications segment
- Member of the Environmental, Social & Governance Committee
- Issuer
- Since December 2021

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Strategy & Business Development Office
- The company is the indirect controlling shareholder of the Issuer
- Since December 2021

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Regulatory Affairs & Wholesale Market Officer/Department Wholesale Market
- The company is the indirect controlling shareholder of the Issuer
- Since April 2021

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Financial Officer/Department Mergers & Acquisition
- The company is the indirect controlling shareholder of the Issuer
- Since November 2019

- **WINDTRE**
- Telecommunications segment
- Head for coordinating the Company's main strategic projects
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2016

- **Telecom Italia Ventures S.p.A**
- Holding company
- Chairman of the Board of Directors

- The company is a subsidiary of Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since January 2022

- **FiberCop S.p.A**
- Telecommunications segment
- Board Member
- The company is a subsidiary of Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since October 2022

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM, Central Bank of Brazil or Superintendence of Private Insurance, and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Strategy & Business Development Office
- The company is the indirect controlling shareholder of the Issuer
- Since December 2021

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Regulatory Affairs & Wholesale Market Officer/Department Wholesale Market
- The company is the indirect controlling shareholder of the Issuer
- Since April 2021

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Financial Officer/Department Mergers & Acquisition
- The company is the indirect controlling shareholder of the Issuer
- Since November 2019

- **Telecom Italia Ventures S.p.A**
- Holding company
- Chairman of the Board of Directors
- The company is a subsidiary of Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since January 2022

- **FiberCop S.p.A**
- Telecommunications segment
- Board Member
- The company is a subsidiary of Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since October 2022

ELISABETTA PAOLA ROMANO

I – Information on main professional experience during the last 5 years.

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Network, Operations & Wholesale Officer
- Indirect controlling shareholder of the Issuer
- Since October 2022

- **FiberCop S.p.A**
- Telecommunications segment
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since October 2022

- **Telecom Italia Sparkle S.p.A**
- Telecommunications segment
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since August 2020

- **Telecom Italia Sparkle S.p.A**
- Telecommunications segment
- Chief Executive Officer
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- From August 2020 to October 2022

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since August 2020

- **TIM Participações S.A.**
- Telecommunications segment
- Member of the Board of Directors
- The company was merged into the Issuer on Aug. 31st, 2020
- March 2019 to August 2020

- **Telecom Italia S.p.A.**
- Telecommunications segment
- *Chief Innovation & Partnership Officer*
- Indirect controlling shareholder of the Issuer
- November 2019 to August 2020

- **Telecom Italia S.p.A.**
- Telecommunications segment
- Chief Technology Officer
- Indirect controlling shareholder of the Issuer
- July 2018 to November 2019

- **ERICSSON (Santa Clara, California, EUA)**
- Telecommunications segment, Information Technology and Media
- Executive Vice President and General Manager - Packet Core & Identity Management
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- June 2017 to June 2018

II – All management positions that the administrator holds in other companies or third sector organizations.

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Network, Operations & Wholesale Officer
- Indirect controlling shareholder of the Issuer
- Since October 2022

- **Telecom Italia Sparkle S.p.A**
- Telecommunications segment
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since August 2020

- **FiberCop S.p.A**
- Telecommunications segment
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since October 2022

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since August 2020

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM, Central Bank of Brazil or Superintendence of Private Insurance, and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct

and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Network, Operations & Wholesale Officer
- Indirect controlling shareholder of the Issuer
- Since October 2022

- **FiberCop S.p.A**
- Telecommunications segment
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since October 2022

- **Telecom Italia Sparkle S.p.A**
- Telecommunications segment
- Member of the Board of Directors
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- Since August 2020

- **Telecom Italia Sparkle S.p.A**
- Telecommunications segment
- Chief Executive Officer
- The company is controlled by Telecom Italia S.p.A., the indirect controlling shareholder of the Issuer
- From August 2020 to October 2022

- **Telecom Italia S.p.A.**
- Telecommunications segment
- *Chief Innovation & Partnership Officer*
- Indirect controlling shareholder of the Issuer
- November 2019 to August 2020

- **Telecom Italia S.p.A.**
- Telecommunications segment
- Chief Technology Officer
- Indirect controlling shareholder of the Issuer
- July 2018 to November 2019

FLAVIA MARIA BITTENCOURT

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Statutory Audit Committee
- Issuer
- Since August 2020

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Company merged into the Issuer on Aug. 31st, 2020
- From July 2019 to August 2020

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Member of the Statutory Audit Committee
- Company merged into the Issuer on Aug. 31st, 2020
- From July 2019 to August 2020

- **ONCOCLÍNICAS DO BRASIL SERVIÇOS MÉDICOS S.A.**
- Health segment
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since June 2021

- **ADIDAS DO BRASIL LTDA.**
- Clothing and Sporting Material
- Chief Executive Officer
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since September 2021

- **ADIDAS DO BRASIL LTDA.**
- Clothing and Sporting Material
- General Manager

- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From May 2019 to September 2021

- **MARISA S.A.**
- Women's Fashion Retail
- Independent Board Member
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From September 2018 to December 2019

- **SEPHORA BRASIL**
- Beauty/Cosmetics Retail
- SVP Latam e General Manager Brazil
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From December 2013 to April 2019

- **BRF S.A.**
- Food segment
- Member of the Board
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since April 2020

II – All management positions that the administrator holds in other third sector companies or organizations.

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Statutory Audit Committee
- Issuer
- Since August 2020

- **ONCOCLÍNICAS DO BRASIL SERVIÇOS MÉDICOS S.A.**
- Health segment
- Member of the Board of Directors

- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since June 2021

- **ADIDAS DO BRASIL LTDA.**
- Clothing and Sporting Material
- Chief Executive Officer
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since September 2021

- **BRF S.A.**
- Food segment
- Member of the Board
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since January 2020

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM, Central Bank of Brazil or Superintendence of Private Insurance, and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

GESNER JOSÉ DE OLIVEIRA FILHO

I – Information on the main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Member of the Environmental, Social & Governance Committee
- Issuer
- Since December 2020

- **TIM S.A.**
- Telecommunications segment
- Member and Coordinator of the Statutory Audit Committee
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Control and Risks Committee
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since August 2020

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Member of the Control and Risks Committee
- Company merged into the Issuer on Aug. 31st, 2020
- From April 2019 to August 2020

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Coordinator of the Statutory Audit Committee
- Company merged into the Issuer on Aug. 31st, 2020
- From July 2019 to August 2020

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Member of the Statutory Audit Committee
- Company merged into the Issuer on Aug. 31st, 2020
- From April 2019 to August 2020

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment

- Member of the Board of Directors
- Company merged into the Issuer on Aug. 31st, 2020
- From March 2019 to August 2020

- **GO ASSOCIADOS CONSULTORIA EMPRESARIAL LTDA.**
- Consulting segment in business management and training in professional and managerial development
- Founding partner
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2010

- **ESTRE AMBIENTAL**
- Non-hazardous waste treatment and disposal segment
- Chairman of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2018

- **BRASKEM S.A.**
- Chemical and petrochemical segment
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2017

- **BRASKEM S.A.**
- Chemical and petrochemical industry
- Member and coordinator of the Statutory Compliance and Audit Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2018

- **IGUA SANEAMENTO S.A.**
- Water supply and sanitation segment
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- From 2017 to 2021

- **INSTITUTO IGUÁ SANEAMENTO S.A.**
- Non-profit organization that aims to promote the universalization of sanitation
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.

- From 2018 to 2022

II – All management positions that the administrator holds in other companies or third sector organizations.

- **TIM S.A.**
- Telecommunications segment
- Member of the Environmental, Social & Governance Committee
- Issuer
- Since December 2020

- **TIM S.A.**
- Telecommunications segment
- Member and Coordinator of the Statutory Audit Committee
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Control and Risks Committee
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since August 2020

- **BRASKEM S.A.**
- Chemical and petrochemical industry
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2017

- **BRASKEM S.A.**
- Chemical and petrochemical industry
- Member and coordinator of the Statutory Compliance and Audit Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2018

- **FEBRABRAN (FEDERAÇÃO BRASILEIRA DOS BANCOS)**
- Brazilian Federation of Banks – non-profit association with a commitment to strengthening the financial system and its relations with society
- Member of the Self-Regulation Council

- Since 2012

- **CIEE (CENTRO DE INTEGRAÇÃO EMPRESA-ESCOLA)**
- Non-profit private sector association recognized as a social entity organization
- Member of the Board of Directors
- Since 2018

- **ETCO (INSTITUTO BRASILEIRO DE ÉTICA CONCORRÊNCIAL)**
- Social Organization of public interest (*Organização da sociedade civil de interesse público* – OSCIP)
- Member of the Board of Directors
- Since 2019

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM, Central Bank of Brazil or Superintendence of Private Insurance, and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator**.**

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

HERCULANO ANIBAL ALVES

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Member of the Statutory Audit Committee
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member and Chairman of the Control and Risks Committee
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since August 2020

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Member and Chairman of the Control and Risks Committee
- Company merged into the Issuer on Aug. 31st, 2020
- From April 2017 to August 2020

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Member of the Statutory Audit Committee
- Company merged into the Issuer on Aug. 31st, 2020
- From April 2015 to August 2020

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Company merged into the Issuer on Aug. 31st, 2020
- From April 2015 to August 2020

- **BARIGUI GESTORA DE RECURSOS LTDA.**
- Finance segment
- Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2016

- **GRUPO FLEURY**
- Pharmaceutical segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- From 2018 to 2019

- **ECORODOVIAS**
- Infrastructure segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- From 2018 to 2019

- **CIELO S.A.**
- Finance segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2015

- **GRENDENE**
- Shoe segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2015

- **MARFRIG BRAZIL FOODS**
- Food segment
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- From 2015 to November 2016 and since 2019

- **MARFRIG BRAZIL FOODS**
- Food segment
- Member and Chairman of the Financial Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since April 2019

- **METALÚRGICA GERDAU**
- Steel segment
- Member of Fiscal Council

- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2020

- **GERDAU S.A.**
- Steel segment
- Alternate Member of Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2020

II – All management positions that the administrator holds in other companies or third sector organizations.

- **TIM S.A.**
- Telecommunications segment
- Member of the Statutory Audit Committee
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member and Chairman of the Control and Risks Committee
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since August 2020

- **BARIGUI GESTORA DE RECURSOS LTDA.**
- Finance segment
- Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2016

- **CIELO S.A.**
- Finance segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2015

- **GRENDENE**
- Shoe segment

- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2015

- **MARFRIG BRAZIL FOODS**
- Food segment
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- From 2015 to November 2016 and since 2019

- **MARFRIG BRAZIL FOODS**
- Food segment
- Member and Chairman of the Financial Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since April 2019

- **METALÚRGICA GERDAU**
- Steel segment
- Member of Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2020

- **GERDAU S.A.**
- Steel segment
- Alternate Member of Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2020

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM, Central Bank of Brazil or Superintendence of Private Insurance, and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between

(i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

MICHELA MOSSINI

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since April 2022

- **TIM S.A.**
- Telecommunications segment
- Member of the Control and Risks Committee
- Issuer
- Since April 2022

- **TIM S.A.**
- Telecommunications segment
- Member of the Environmental, Social & Governance Committee
- Issuer
- Since April 2022

- **TIM Brasil Serviços e Participações S.A.**
- Telecommunications segment
- Member of the Board of Directors
- The company is the direct controlling shareholder of the Issuer
- Since September 2022

- **Telecom Italia S.p.A**
- Telecommunications segment
- Head of Group Planning and Control, Finance Administration and Control
- The company is the indirect controlling shareholder of the Issuer
- Since December 2021

- **Telecom Italia Sparkle S.p.A.**
- Telecommunications segment
- Head of Administration, Finance and Control
- The company is a subsidiary of Telecom Italia S.p.A., indirect controlling shareholder of the issuer
- From September 2021 to December 2021

- **Telecom Italia S.p.A**
- Telecommunications segment
- Head of Commercial Control (consumer, SME and top clients), Administration and Control
- The company is the indirect controlling shareholder of the Issuer
- From February 2020 to September 2021

- **Telecom Italia S.p.A.**
- Telecommunications segment

- Head of Group Control and Consolidation, Cash Cost control, Financial planning, Control of National and International Subsidiaries, Finance, Administration and Control
  The company is the indirect controlling shareholder of the Issuer
- Since July 2016

- **Noovle S.p.A**
- Telecommunication segment
- Non executive Director
- The company is a wholly controlled subsidiary of Telecom Italia S.p.A., indirect controlling shareholder of the Issuer
- Since November 2022

II – All management positions that the administrator holds in other third sector companies or organizations.

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since April 2022

- **TIM S.A.**
- Telecommunications segment
- Member of the Control and Risks Committee
- Issuer
- Since April 2022

- **TIM S.A.**
- Telecommunications segment
- Member of the Environmental, Social & Governance Committee
- Issuer
- Since April 2022

- **TIM Brasil Serviços e Participações S.A.**
- Telecommunications segment
- Member of the Board of Directors
- The company is the direct controlling shareholder of the Issuer
- Since September 2022

- **Telecom Italia S.p.A**
- Telecommunications segment
- Head of Group Planning and Control, Finance Administration and Control
- The company is the indirect controlling shareholder of the Issuer
- Since December 2021

- **Telecom Italia S.p.A.**
- Telecommunications segment
- Head of Group Control and Consolidation, Cash Cost control, Financial planning, Control of National and International Subsidiaries, Finance, Administration and Control

The company is the indirect controlling shareholder of the Issuer

- Since July 2016

- **Noovle S.p.A**
- Telecommunication segment
- Non executive Director
- The company is a wholly controlled subsidiary of Telecom Italia S.p.A., indirect controlling shareholder of the Issuer
- Since November 2022

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM, Central Bank of Brazil or Superintendence of Private Insurance, and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

- **Telecom Italia S.p.A**
- Telecommunications segment
- Head of Group Planning and Control, Finance Administration and Control
- The company is the indirect controlling shareholder of the Issuer
- Since December 2021

- **Telecom Italia Sparkle S.p.A.**
- Telecommunications segment
- Head of Administration, Finance and Control
- The company is a subsidiary of Telecom Italia S.p.A., indirect controlling shareholder of the issuer
- From September 2021 to December 2021

- **Telecom Italia S.p.A**
- Telecommunications segment
- Head of Commercial Control (consumer, SME and top clients), Administration and Control

- The company is the indirect controlling shareholder of the Issuer
- From February 2020 to September 2021

- **Telecom Italia S.p.A.**
- Telecommunications segment
- Head of Group Control and Consolidation, Cash Cost control, Financial planning, Control of National and International Subsidiaries, Finance, Administration and Control
  The company is the indirect controlling shareholder of the Issuer
- Since July 2016

- **Noovle S.p.A**
- Telecommunication segment
- Non executive Director
- The company is a wholly controlled subsidiary of Telecom Italia S.p.A., indirect controlling shareholder of the Issuer
- Since November 2022

MICHELE VALENSISE

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since March 2021

- **TIM S.A.**
- Telecommunications segment
- Member of the Control and Risks Committee
- Issuer
- Since March 2021

- **TIM S.A.**
- Telecommunications segment
- Member of the Compensation Committee
- Issuer
- Since March 2021

- **Telecom Italia S.p.A**
- Telecommunications segment
- Member of the Board of Directors, Member of the Control and Risks Committee and Member of the Compensation Committee
- The company is the indirect controlling shareholder of the Issuer
- From May 2018 to March 2021

- **Astaldi S.p.A**
- Infrastructure segment
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since July 2020 to April 2021

II – All management positions that the administrator holds in other third sector companies or organizations.

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since March 2021

- **TIM S.A.**
- Telecommunications segment
- Member of the Control and Risks Committee
- Issuer

- Since March 2021

- **TIM S.A.**
- Telecommunications segment
- Member of the Compensation Committee
- Issuer
- Since March 2021

- **Webuild S.p.A**
- Infrastructure segment
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since May 2021

- **German-Italian Centre for the European Dialogue (Villa Vigoni)**
- Cultural, scientific and social cooperation segment - international
- Chairman
- Association
- Since 2017

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM, Central Bank of Brazil or Superintendence of Private Insurance, and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

- **Telecom Italia S.p.A**
- Telecommunications segment

MICHELE VALENSISE

- Member of the Board of Directors, Member of the Control and Risks Committee and Member of the Compensation Committee
- The company is the indirect controlling shareholder of the Issuer
- From May 2018 to March 2021

NICANDRO DURANTE

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Chairman of the Environmental, Social & Governance Committee
- Issuer
- Since February 2021

- **TIM S.A.**
- Telecommunications segment
- Member of the Environmental, Social & Governance Committee
- Issuer
- Since December 2020

- **TIM S.A.**
- Telecommunications segment
- Member and Chairman of the Compensation Committee
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member and Chairman of the Board of Directors
- Issuer
- Since August 2020

- **TIM Participações S.A.**
- Telecommunications segment
- Member and Chairman of the Compensation Committee
- Company merged into the Issuer on Aug. 31st, 2020
- From April 2019 to August 2020

- **TIM Participações S.A.**
- Telecommunications segment
- Chairman of the Board of Directors
- Company merged into the Issuer on Aug. 31st, 2020
- From April 2019 to August 2020

- **TIM Participações S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Company merged into the Issuer on Aug. 31st, 2020
- From March 2019 to August 2020

- **British American Tobacco**
- Tobacco segment
- Chief Executive Officer

- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2011 to March 2019

- **British American Tobacco**
- Tobacco segment
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2013

- **Reckitt Benckiser**
- Health and Care segment
- Chief Executive Officer
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since September 2022

- **Reckitt Benckiser**
- Health and Care segment
- Senior Independent Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From January 2019 to September 2022

II – All management positions that the administrator holds in other companies or third sector organizations.

- **TIM S.A.**
- Telecommunications segment
- Chairman of the Environmental, Social & Governance Committee
- Issuer
- Since February 2021

- **TIM S.A.**
- Telecommunications segment
- Member of the Environmental, Social & Governance Committee
- Issuer
- Since December 2020

- **TIM S.A.**
- Telecommunications segment
- Member and Chairman of the Compensation Committee
- Issuer
- Since August 2020

- **TIM S.A.**
- Telecommunications segment
- Member and Chairman of the Board of Directors
- Issuer
- Since August 2020

- **British American Tobacco**
- Tobacco segment
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2013

- **Reckitt Benckiser**
- Health and Care segment
- Chief Executive Officer
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since September 2022

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM, Central Bank of Brazil or Superintendence of Private Insurance, and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

7. Appointed to the positions of effective members and respective alternates of the Company's Fiscal Council

Nominees to the Positions as Regular and Alternate Members of the Company's Fiscal Council

Name	Date of Birth	Occupation	CPF/Passport No.	Position	Date of Election	Investiture	Term of Office	Other positions	Elected by the Controller (Yes/No)	Independent (Yes/No)	Date of First Mandate	No. of Consecutive Mandates*
Anna Maria Cerentini Gouvea Guimaraes	September 19, 1956	Engineer	050.287.838-02	Effective Member	March 30, 2023	March 30, 2023	1 year until ASM 2024	N/A	Yes	Yes, according to Brazilian Law Nr. 6,404/76	March 28, 2019	5
Arthur Piotto Filho	June 12, 1958	Bachelor in Civil Engineering	826.027.518-04	Alternate Member	March 30, 2023	March 30, 2023	1 year until ASM 2024	N/A	Yes	Yes, according to Brazilian Law Nr. 6,404/76	N/A	0
Carlos Eduardo do Nascimento	November 30, 1964	Bachelor in Information Technology	433.450.939-87	Alternate Member	March 30, 2023	March 30, 2023	1 year until ASM 2024	N/A	Yes	Yes, according to Brazilian Law Nr. 6,404/76	N/A	0
Heinz Egon Löwen	April 29, 1949	Accountant	017.339.239-34	Effective Member	March 30, 2023	March 30, 2023	1 year until ASM 2024	N/A	Yes	Yes, according to Brazilian Law Nr. 6,404/76	March 28, 2019	5
Maria Helena Petterson	July 25, 1961	Business administrator	009.909.788-50	Alternate Member	March 30, 2023	March 30, 2023	1 year until ASM 2024	N/A	Yes	Yes, according to Brazilian Law Nr. 6,404/76	N/A	0
Walmir Urbano Kesseli	August 28, 1959	Economist	357.679.019-53	Effective Member	March 30, 2023	March 30, 2023	1 year until ASM 2024	N/A	Yes	Yes, according to Brazilian Law Nr. 6,404/76	April 19, 2017	7

*Number considers mandates in TIM S.A. and TIM Participações S.A., the latter being merged into TIM S.A. on Aug. 31, 2020.

ANNA MARIA GOUVEA GUIMARÃES

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Effective member of the Fiscal Council
- Issuer
- Since March 2022

- **TIM S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer
- From August 2020 to March 2022

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- The company merged into the Issuer on August 31st, 2020
- From March 2019 to August 2020

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- The company merged into the Issuer on August 31st, 2020
- From 2016 to March 2018

- **Museu de Arte Moderna de São Paulo – MAM/SP**
- Culture and Education segment
- Board and Governance Committee Member
- Non-profit civil association qualified as OSCIP
- Since 2021

- **RANDON S.A IMPLEMENTOS E PARTICIPAÇÕES**
- Capital assets
- Alternate member of The Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From May 2018 to April 2019

- **VIVER INC & CONSTRUTORA S.A.**
- Building segment
- Full Member President of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since May 2017 to May 2021

ANNA MARIA GOUVEA GUIMARÃES

II – All management positions that the administrator holds in other companies or third sector organizations.

- **TIM S.A.**
- Telecommunications segment
- Effective member of the Fiscal Council
- Issuer
- Since March 2022

- **Museu de Arte Moderna de São Paulo – MAM/SP**
- Culture and Education segment
- Board and Governance Committee Member
- Non-profit civil association qualified as OSCIP
- Since 2021

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM, Central Bank of Brazil or Superintendence of Private Insurance, and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

ARTHUR PIOTTO FILHO

I – Information on main professional experience during the last 5 years.

- **BLENDPAPER S.A.**
- Paper segment
- Member of the Board of Directors
- The company is not part of (i) the issuer's economic group or (ii) is controlled by a shareholder of the issuer who holds direct or indirect interest equal to or greater than 5% in the same class or type of issuer's security
- From 2021 to 2022

- **COSAN S.A.**
- Energy, Infrastructure, Agribusiness and Technology segment
- Member of the Independent Committee
- The company is not part of (i) the issuer's economic group or (ii) is controlled by a shareholder of the issuer who holds direct or indirect interest equal to or greater than 5% in the same class or type of issuer's security
- From 2020 to 2021

- **CCR S.A.**
- Transport Infrastructure segment
- Chief Financial Officer and Investor Relations Officer
- The company is not part of (i) the issuer's economic group or (ii) is controlled by a shareholder of the issuer who holds direct or indirect interest equal to or greater than 5% in the same class or type of issuer's security
- From 2007 to 2020

II – All management positions that the administrator holds in other companies or third sector organizations.

- N/A

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM, Central Bank of Brazil or Superintendence of Private Insurance, and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

CARLOS EDUARDO DO NASCIMENTO

I – Information on main professional experience during the last 5 years.

- **Associação Comercial do Paraná**
- Class Entities / Associations
- Member of the Deliberative Council
- Non-profit civil association
- From 2020 to 2022

- **Associação Evangelizar É Preciso**
- Communication segment
- CIO
- Non-profit civil association
- From June 2020 to October 2021

- **MBC Consultoria**
- Consulting - Mergers and Acquisitions / Corporate Management
- Associate
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From June 2016 to June 2020

- **Wise Systems**
- Software and Services segment
- Manager of Corporate Business
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From October 2017 to August 2019

II – All management positions that the administrator holds in other third sector companies or organizations.

- N/A

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM, Central Bank of Brazil or Superintendence of Private Insurance, and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

HEINZ EGON LÖWEN

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer
- Since August 2020

- **TIM Participações S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- The company merged into the Issuer on August 31st, 2020
- From March 2019 to August 2020

- **Igreja Evangélica de Confissão Luterana no Brasil – Sínodo Paranapanema**
- Religious Organization
- Administrative-Financial Management Consultant
- Since November 2022

- **Igreja Evangélica de Confissão Luterana no Brasil - Comunidade Concórdia**
- Religious Organization
- Treasurer
- From March 2018 to March 2022

- **Igreja Evangélica de Confissão Luterana no Brasil – Sínodo Paranapanema**
- Religious Organization
- Chairman of the Synodal Council – Legal Representative of the Organization
- From January 2015 to November 2022

II – All management positions that the administrator holds in other third sector companies or organizations.

- **TIM S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer
- Since August 2020

- **Igreja Evangélica de Confissão Luterana no Brasil – Sínodo Paranapanema**
- Religious Organization
- Administrative-Financial Management Consultant
- Since November 2022

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM, Central Bank of Brazil or Superintendence of Private Insurance, and penalties applied; (c) Any conviction declared

in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

MARIA HELENA PETTERSSON

I – Information on main professional experience during the last 5 years.

- **BRASKEM S.A.**
- Petrochemical segment
- Member of the Compliance Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since November 2021

- **BRASKEM S.A.**
- Petrochemical segment
- Member of the Statutory Audit Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since November 2021

- **TECNISA S.A.**
- Real Estate segment
- Member of the Statutory Audit Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since October 2019

- **OMEGA ENERGIA S.A.**
- Renewable Energy segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From April 2021 to September 2022

- **CHINA THREE GORGES BRASIL S.A. – CTG BRASIL**
- Energy segment
- Member of the Audit, Risks and Related Parties Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since October 2022

- **U&M CONSTRUÇÃO E MINERAÇÃO S.A.**
- Mining segment
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since December 2022

MARIA HELENA PETTERSSON

- **U&M CONSTRUÇÃO E MINERAÇÃO S.A.**
- Mining segment
- Coordinator of the Audit Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since December 2022

- **CARLAB - RUTGERS UNIVERSITY**
- Education segment
- Member of Advisory Board
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2016

- **CONFEDERAÇÃO BRASILEIRA DE RUGBY (CBRu)**
- Sports segment
- Member of the Fiscal Council
- Sports Association
- Since 2020

- **ASSOCIAÇÃO UMANE**
- Philanthropy segment
- Member of the Audit and Compliance Committee
- Non-profit civil association
- Since 2020

II – All management positions that the administrator holds in other companies or third sector organizations.

- **BRASKEM S.A.**
- Petrochemical segment
- Member of the Compliance Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since November 2021

- **BRASKEM S.A.**
- Petrochemical segment
- Member of the Statutory Audit Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since November 2021

- **TECNISA S.A.**
- Real Estate segment
- Member of the Statutory Audit Committee

- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since October 2019

- **CHINA THREE GORGES BRASIL S.A. – CTG BRASIL**
- Energy segment
- Member of the Audit, Risks and Related Parties Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since October 2022

- **U&M CONSTRUÇÃO E MINERAÇÃO S.A.**
- Mining segment
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since December 2022

- **U&M CONSTRUÇÃO E MINERAÇÃO S.A.**
- Mining segment
- Coordinator of the Audit Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since December 2022

- **CARLAB - RUTGERS UNIVERSITY**
- Education segment
- Member of Advisory Board
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2016

- **CONFEDERAÇÃO BRASILEIRA DE RUGBY (CBRu)**
- Sports segment
- Member of the Fiscal Council
- Sports Association
- Since 2020

- **ASSOCIAÇÃO UMANE**
- Philanthropy segment
- Member of the Audit and Compliance Committee
- Non-profit civil association
- Since 2020

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM, Central Bank of Brazil or Superintendence of Private Insurance, and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

WALMIR URBANO KESSELI

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Chairman of the Fiscal Council
- Issuer
- Since August 2020

- **TIM Participações S.A.**
- Telecommunications segment
- Chairman of the Fiscal Council
- The company merged into the Issuer on August 31st, 2020
- From April 2017 to August 2020

II – All management positions that the administrator holds in other companies or third sector organizations.

- **TIM S.A.**
- Telecommunications segment
- Chairman of the Fiscal Council
- Issuer
- Since August 2020

- **Centro de Desenvolvimento Integral Recanto Esperança**
- Nonprofit Organization
- Vice President
- Since July 2020

- **Working for Africa**
- Nonprofit Organization
- President
- Since February 2013

- **ABC VIDA - Curitiba**
- Nonprofit Organization
- President
- Since March 2012

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM, Central Bank of Brazil or Superintendence of Private Insurance, and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

8. Compensation Proposal for the Company's Administrators and Fiscal Council members for the year of 2023

COMPENSATION PROPOSAL OF THE MANAGEMENT AND FISCAL COUNCIL

The process of preparing the Compensation Proposal for Management and the Fiscal Council presented below was supported by market compensation studies, prepared by a renowned specialized consulting firm, with an overview of market practice in general and in selected markets, considering companies with characteristics, size, and governance levels similar to those of the Company.

The evolutionary assumptions adopted for the preparation of this proposal were defined with the main objectives of aligning the compensation of managers with the best practices identified in the market study and supporting the achievement of the Company's strategic objectives.

Therefore, according to the proposal presented to the Compensation Committee and to the Board of Directors of TIM S.A. ("Company"), in meetings held on February 9th, 2023, the following compensation will be proposed to the General Meeting:

1) Board of Directors:

Proposal for a total annual compensation of R$ 4,860,000.00 (four million, eight hundred and sixty thousand Reais).

The proposed amount provides for the maintenance of the practices and values approved for the previous year.

2) Fiscal Council:

Proposal for a total annual compensation of R$ 616,000.00 (six hundred and sixteen thousand Reais).

The proposed amount provides for the maintenance of the practices and values approved for the previous year.

3) Statutory Officers:

Proposal for an annual global remuneration of R$ 78,193,000.00 (seventy-eight million, one hundred and ninety-three thousand Reais).

For the Fixed Remuneration component, it is foreseen the evolution of the amounts currently practiced considering the forecasts for salary growth in the market, inflation predictions and the changes in the composition of the members, resulting in a proposal with a total growth of 4.9% in relation to the proposal approved in the previous year.

The proposal regarding the Short Term Variable Compensation considers the most optimistic scenario in relation to the exceeding of the goals established for the program's performance indicators, as foreseen in the Company's policy. Thus, variations in relation to this scenario may impact the actual amount of the short-term variable remuneration to be paid. The 5.8%

increase observed in relation to the proposal approved last year is the natural consequence of the adjustments proposed and explained above in the Fixed Remuneration component.

For the Long Term Variable Remuneration proposal, the continuity of the Company's current Long Term Incentive Plan was considered, considering the amounts referring to the grants already awarded and the making of a new grant, as well as the effects of the changes in the Board of Executive Officers on the Long Term Incentive, in accordance with the regulations and resolutions of the Board of Directors.

For the Benefits component, the proposed amounts reflect the changes in the number of members of the Board of Executive Officers, as well as the adjustments resulting from inflation indexes and current contractual conditions.

And, finally, an additional amount was proposed to provide for expenses with terminations and/or hiring, in case of eventual changes in the current composition of the Board of Executive Officers.

Thus, the compensation amount presented herein provides for an increase of 0.8% of the compensation approved for the previous year.

4) Committees

Proposal for a total annual compensation of R$ 3,024,000.00 (three million and twenty-four thousand reais).

The proposed amount provides for the maintenance of the practices and values approved for the previous year.

9. Item 8 from the Reference Form

8.1. Describe the policy or practice for compensation of the board of directors, of the statutory and non-statutory executive boards, of the fiscal council, statutory committees and audit committees, for risk, finance and remuneration, covering the following aspects:

a. objectives of the compensation policy or practice, informing whether the compensation policy was formally approved, the body responsible for its approval, date of approval and, if the issuer publishes the policy, locations on the world wide web where the document can be consulted

The TIM S.A. Management Compensation Policy approved by the Board of Directors on December 15, 2021 (available on the Company's Investor Relations website) is an instrument that aims to establish the rules and principles for defining and evolving the compensation of members of the Board of Directors, Advisory Committees, Audit Committee and Statutory Board in an aligned and competitive manner with market practices, aiming to attract, engage, recognize and retain the human resources required to achieve the Company's strategic objectives, always respecting the corporate governance requirements for publicly traded companies within the country.

The resulting compensation architecture must balance compensation (fixed and variable) and leverage the benefits system, aiming at generating long-term sustainable results for TIM S.A. The definition of the compensation structure and values is supported by the analysis of market practices, mainly in the high technology and telecommunications market, as well as companies that are similar in size and governance characteristics (they are part of the Novo Mercado [New Market], listed on the New York Stock Exchange, etc.) and is updated annually according to the market movements and the Company's strategic planning.

The methodology provides for analysis of the compensation practiced by the market (whether fixed, variable, benefits, or compensation for participation in committees), considering benchmark companies and surveys provided by companies specialized in compensation, such as: Korn Ferry Hay Group, Willis Towers Watson, among others. Comparisons consider the different available statistics (median, mean and/or 3rd quartile). The compensation breakdown considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters, identified in specialized market surveys. The elements of Fixed Compensation, Variable Compensation and Benefits are weighted by assessing the grade and matching positions.

In the TIM S.A. organizational structure, and in accordance with the Internal Regulations of the Board of Directors approved on July 29, 2020 and updated on September 28, 2020, there is a specific committee to address the compensation of the Company's Management, which is the Compensation Committee, composed of 3 effective members of the Board of Directors. This Committee is not statutory, but it is permanent and has the following main powers:

a) prepare the proposal for the apportionment of the annual global amount of the compensation established by the General Meeting among the Company's Officers for the Board of Directors;

b) submit a proposal to the Board for the compensation of Officers aiming to ensure their alignment with the objective of creating value for the Company's shareholders over time;

c) periodically assess the compensation criteria of the Company's Officers and senior executives and, after consulting the Chief Executive Officer, formulate recommendations to the Board;

d) monitor the application of decisions made by the competent bodies and the Company's policies regarding the compensation of senior executives; and

e) analyze other matters related to the compensation of Company members, as delegated by the Board.

Still in the form of the Internal Regulation, the Committee must report its monitoring and evaluation activity to the Board of Directors, and, in relation to items (a) and (b) above, the Committee must

report to the Board before the Meeting of the Board of Directors which is held after the Annual General Meeting.

Board compensation programs and levels are suggested to the Compensation Committee by the People, Culture & Organization Officer, based on the current compensation strategy. When making his/her recommendations, the People, Culture & Organization Officer considers the Company's challenges, individual performance, compensation surveys and the competitive market context, in addition to other aspects, such as retention risks, skills and knowledge, experience and potential of each executive. The People, Culture & Organization Officer may eventually use specialized external consulting firms to support technical issues.

In addition to the powers provided above, such Compensation Committee may also assist the Board of Directors in relation to the functions delegated to it.

TIM S.A. has its Compensation Practices (Long-Term Incentive Plan, Short-Term Incentive Program – MBO (Management By Objectives), and Management Compensation) approved annually by the Board of Directors, after being examined and recommended by the Compensation Committee.

It is incumbent upon the Board of Directors to forward the proposal for the maximum global compensation of the administrators for approval by the shareholders at the General Meeting, as well as to define the allocation of the annual global amount approved for the Members of the different bodies and for the Chief Executive Officer, who is responsible for the allocation of the annual global budget approved for the other Statutory Officers, with the support of the People, Culture & Organization Officer.

Board of Directors:

The compensation practice covers the payment of fixed monthly fees, not applying direct and indirect benefits or short and long term incentives.

Members of the Board of Directors do not have receive fees for holding this position, with the exception of the Chairman of the Board. It should also be highlighted that Board Members may have their total compensation at the Company differentiated according to their participation or not in advisory committees, which have a specific monthly compensation, as described below.

The compensation of the Board of Directors is revisited annually, through comparative analyzes with market practices, supported by specialized surveys. Based on the result of these analyses, the People, Culture & Organization Officer proposes, or not, a compensation adjustment, which is first presented to the Compensation Committee which, after its evaluation, recommends the adjustment to the Board of Directors, always respecting the maximum limits approved at the Shareholders' Meeting.

Board of Directors Committees:

The Company has Specialized Committees, which report to the Board of Directors, namely: the Remuneration Committee, Control and Risk Committee, Statutory Audit Committee and ESG (Environmental, Social & Governance) Committee.

Fixed monthly compensation is provided for effective members participating in committees, which is also revisited annually as part of the process described above. Fees for participating in committees are defined according to market practices, and may differ between committees and according to the role of the Board Member (Coordinator or Committee Member).

Fiscal Council:

The compensation practice covers the payment of fixed monthly fees, not applying direct and indirect benefits or short and long term incentives.

The members of the Audit Committee do not have separate fees for holding this position, with the exception of the Chairman.

The compensation of the Fiscal Council is revised annually, through comparative analyzes with market practices, supported by specialized surveys. Based on the result of these analyses, a compensation adjustment is proposed or not, which is first presented to the Compensation Committee by the People, Culture & Organization Officer who, after its evaluation, recommends the adjustment to the Board of Directors, always respecting the maximum limits approved at the Shareholders' Meeting.

Statutory Board of Officers:

The compensation practice includes the payment of fixed monthly fees / salaries, direct and indirect benefits, in addition to short and long-term variable compensation.

Non-Statutory Executives:

The compensation practice includes the payment of salary, direct and indirect benefits, in addition to short and long-term variable compensation.

b. practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and senior management, indicating:

i. the bodies and committees of the issuer that participate in the decision-making process, identifying how they participate

Board compensation programs and levels are suggested to the Compensation Committee by the People, Culture & Organization Officer, based on the current compensation strategy. When making his/her recommendations, the People, Culture & Organization Officer considers the Company's challenges, individual performance, compensation surveys and the competitive market context, in addition to other aspects, such as retention risks, skills and knowledge, experience and potential of each executive. The People, Culture & Organization Officer may eventually use specialized external consulting firms to support technical issues.

The Remuneration Committee may also assist the Board of Directors in relation to the functions delegated to it.

TIM S.A. has its Compensation Practices (Long-Term Incentive Plan, Short-Term Incentive Program – MBO (Management By Objectives), and Management Compensation) approved annually by the Board of Directors, after being examined and recommended by the Remuneration Committee.

It is incumbent upon the Board of Directors to forward the proposal for the maximum global compensation of the administrators for approval by the shareholders at the General Meeting, as well as to define the allocation of the annual global amount approved for the Members of the different bodies and for the Chief Executive Officer, who is responsible for the allocation of the annual global budget approved for the other Statutory Officers, with the support of the People, Culture & Organization Officer.

ii. criteria and methodology used to determine individual compensation, indicating whether studies are used to verify market practices, and, if so, the comparison criteria and scope of said studies

The methodology used to define the individual compensation provides for an analysis of the compensation practiced by the market (whether fixed, variable, benefits or compensation for participation in committees), considering benchmark companies and surveys provided by

companies specialized in compensation, such as: Korn Ferry Hay Group, Willis Towers Watson, among others. Comparisons consider the different available statistics (median, mean and/or 3rd quartile). The compensation breakdown considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters, identified in specialized market surveys. The elements of Fixed Compensation, Variable Compensation and Benefits are weighted by assessing the grade and matching positions.

iii. how often and how does the board of directors assess the adequacy of the issuer's compensation policy

TIM S.A. has its Compensation Practices (Long-Term Incentive Plan, Short-Term Incentive Program – MBO (Management By Objectives), and Management Compensation) approved annually by the Board of Directors, after being examined and recommended by the Compensation Committee.

c. breakdown of compensation, indicating:

i. description of the several elements that make up the compensation, including, in relation to each of them:

• its objectives and alignment with the issuer's short, medium, and long-term interests

The Compensation of the members of the Board of Directors and the Fiscal Council is composed of a single element, which is the Fixed Compensation, which may be complemented by participation in advisory committees. The fixed component aims to enhance the strategic role of the members, having as a benchmark the values practiced in the market.

In turn, the Compensation of the Statutory and Non-Statutory Board is composed of 3 elements: Fixed Compensation, Variable Compensation / Incentive and Direct and Indirect Benefits, with varying degrees of relevance, due to market practices, the Company's positioning, and the objectives for the position. Each component is duly detailed below:

1) Fixed Compensation:

It aims to recognize and reflect the breadth of scope and value of the position internally and externally, as well as the individual performance, experience, education and knowledge of the executive, supported by market practices.

2) Variable Compensation / Incentive:
Aims to reward the achievement and surpassing of the Company's goals, aligned with the budget, strategic planning and market practices. Through this instrument, the aim is to achieve / exceed the goals and objectives of the organization defined in the three-year industrial plan presented to the market. In turn, the variable component is broken down into four groups, namely:

2.1) MBO

The MBO – Management By Objectives – is the short-term variable compensation program, based on the concept of profit sharing, linked to strategic indicators for the Company's business, containing goals and objectives, both corporate and functional (for each Board).

• **Corporate Objectives:** The Company's macro-objectives, with high strategic relevance, which depend on the collective efforts of all the Company's employees to be achieved. The performance indicators that are considered in determining the corporate objectives of the incentive plan are the main financial and operational indicators and ESG indicators (such as reducing the salary gap between men and women in leadership positions), reassessed and

validated annually, always in line with the objectives presented to shareholders for the Triennial Plan.
Such objectives are proposed annually by the Company's management in accordance with the challenges of the Industrial Plan, and approved by the Board of Directors, upon recommendation of the Compensation Committee.

- **Functional Objectives:** specific objectives of one or more Boards, the results of which rely heavily on the teams involved. They must contribute directly to the achievement of corporate objectives.
After defining the Corporate Objectives, it incumbent upon the Chief Executive Officer to approve the Functional objectives of each Board that will support their achievement. Examples of Functional Objectives are objectives such as: Responsibility Opex, Churn, delivery of several projects (efficiency, network expansion, etc.), among others.

2.2) Bonus (*una tantum*)

The Bonus is an instrument based on valuing individual performance, which can be used to recognize the outstanding performance of the executive, as well as rewarding the results of specific and relevant initiatives and projects for the Company.

2.3) Hiring / Retention Bonus

The Company, when analyzing the market conditions, context and challenges of the business and aiming to guarantee the continuity of the business and compliance with the strategic plan, can offer the payment of specific bonuses to ensure the hiring and / or retention of key executives. In the specific case of Hiring Bonuses, this modality aims to make it possible to make offers that are more attractive to external candidates and that minimize any occasional losses that may exist in the transition between companies.

2.4) Long-Term Incentive Plan:

The Company implemented the stock-based incentive plans for senior managers and those employees who hold key positions in the Company from 2014 to 2016 and from 2018 to 2023. Such a long-term mechanism aims to: (i) align the interests of senior management with the interests of shareholders, through participation in the business risk; (ii) implement an integrated incentive system, aiming to balance the time horizon and the nature of the objectives; (iii) increase the competitiveness of the recognition package and (iv) operate as an instrument for retaining key people for the Company.

It is worth highlighting that the Company has a Securities Disclosure and Trading Policy, pursuant to CVM's Resolution No. 44/21, which is communicated to each new member elected in the Company's senior management upon signature of the Term of Adhesion, which is filed at the Company's headquarters.

The Long-Term Incentive Plans establish general terms and conditions for the granting of shares or stock options in the Company, by senior managers and those employees who hold key positions in the Company, as approved by the Board of Directors and recommended by the Compensation Committee, based on proposal by the Chief Executive Officer and the People, Culture & Organization Officer.

Specifically for 2017, since the Company started the process of restructuring its long-term incentive plan, on an exceptional basis and duly approved by the Board of Directors, the long-term plan took the form of a bonus, with payment conditioned to the achievement of certain financial indicators of TIM and was divided into three annual installments.

The Plan's management is incumbent upon the Board of Directors, which may delegate the assignments specified to the Compensation Committee, subject to the terms of the Plan and the limits provided for by law and in the Company's Bylaws.

The Board of Directors is entitled to:

- decide on any measures related to the management of the Plan, interpretation, detailing and application of the general rules established herein;
- modify the terms and conditions for granting the Shares, with the purpose of adapting them to any requirements that may become necessary due to any legal or regulatory changes applicable to the Plan or the Agreement for the Granting of Shares;
- decide on omitted cases, following the general guidelines of the Plan and the applicable legal provisions;
- analyze exceptional cases related to the Plan;
- select the Participants, at its sole discretion, previously evaluated by the Human Resources Board and by the Chief Executive Officer and examined by the Compensation Committee;
- authorize the Company's Board to sign the Share Granting Agreements with the Plan Participants; and
- in case of exceptional situations that make it impossible for the Plan to continue, create mechanisms and rules and/or modify the terms of the Share Granting Agreement, including replacing it with similar instruments, aiming to avoid any distortions and losses to the Participants, to the Company and its Shareholders, in strict alignment with the Plan's objectives.

The Board of Directors must refrain from, except for the adjustments expressly permitted by the Plan: (i) increasing the total limit of Shares that may be granted under the Plan; (ii) changing the provisions relating to the eligibility of Participants; or (iii) without the holder's consent, modifying or impairing any rights or obligations arising from Share Granting Agreements entered into with any Participants.

1) <u>Direct and indirect benefits:</u>

It aims to offer products and services that increase the well-being of the individual and his/her family in economic and social terms, reflecting on the value received by executives, aiming to attract and retain them in the Company.

The benefits package for each member of Senior Management considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters identified in specialized market surveys.

The Company seeks to offer a comprehensive benefits package for Senior Management that manages to cover the different dimensions of well-being, with eligibility criteria that can be specific or related to the grade and position of the holder.

Benefits evolve according to market practices and the collective agreement, as well as the evolution of people's expectations and needs. Some examples of benefits offered by the Company are: private pension plan, extended maternity, paternity and marriage leave, health care plan, dental plan, life insurance, day care assistance and food/meal vouchers.

The Company also offers executives the opportunity to customize their benefits package in a way that best meets their needs through a flexible benefits platform.

ii. in relation to the last 3 fiscal years, what is the proportion of each element in the total compensation calculation methodology and readjustment of each of the compensation elements.

Fiscal Year 2022 (Actual)	Board of Directors	Fiscal Council	Statutory Board of Officers	Non-Statutory Executives
Number of effective members	5.0	3.0	7.5	0.0
Fixed compensation (%)	100%	100%	23%	N/A
Variable compensation (%)	0%	0%	24%	N/A
% Share-Based Compensation (including options)	0%	0%	53%	N/A

Fiscal Year 2021 (Actual)	Board of Directors	Fiscal Council	Statutory Board of Officers	Non-Statutory Executives
Number of effective members	4.8	3.0	7.7	0.0
Fixed compensation (%)	100%	100%	33%	N/A
Variable compensation (%)	0%	0%	32%	N/A
% Share-Based Compensation (including options)	0%	0%	35%	N/A

Fiscal Year 2020 (Actual)	Board of Directors	Fiscal Council	Statutory Board of Officers	Non-Statutory Executives
Number of effective members	4.0	3.0	7.0	0.0
Fixed compensation (%)	100%	100%	37%	N/A
Variable compensation (%)	0%	0%	43%	N/A
% Share-Based Compensation (including options)	0%	0%	20%	N/A

1. The table above reflects the sum for the period from Jan/20 to Aug/20 of TIM Participações S.A. and TIM S.A., plus the sum of the period from Sep/20 to Dec/20 (post-merger of TIM Part.) of TIM S.A.

- **its calculation and readjustment methodology**

The compensation structure aims to follow market practices, mainly in the high technology and telecommunications markets, as well as companies of similar size and governance characteristics (they are part of the Novo Mercado [New Market], listed on the New York Stock Exchange, etc.) and is updated annually according to the market movements and the Company's strategic planning.

The compensation of the Board of Directors, the Advisory Committees and the Fiscal Council are revisited annually, through comparative analyzes with market practices, supported by specialized research. Based on the result of these analyses, a compensation adjustment is proposed or not, which is first presented to the Compensation Committee that, after its evaluation, recommends the adjustment to the Board of Directors, always respecting the maximum limits approved at the Shareholders' Meeting.

According to the introduction, the organizational evaluation of positions and compensation amounts is made through an internal system that classifies positions in "bands" based on the Hay methodology (system with which the main positions of the organization are evaluated). Through this methodology, the Company facilitates the comparison of its position with the market, in addition to supporting the management and development of human resources.

The Compensation of the Executive Board is made up of the following elements, with varying degrees of relevance, due to the impacts they may generate on the Company's results, as follows:

1) Fixed compensation

1.1) Base Salary or Management Fees: The fixed compensation consists of the payment of 12 installments per year, plus the 13th salary and vacation for Statutory and Non-Statutory Officers who are governed by the Brazilian Labor Code (CLT).

The definition of the benchmark fixed compensation to support the definition of the individual compensation of each member of the Executive Board is based on the "weight" of the position, according to the Hay methodology. The definition of individual compensation, as well as its periodic readjustment, mainly consider one's previous compensation, the criticality of the position, performance and achievement of established goals, the need for shielding, internal equity (including that of gender and race) and the comparative analysis with the market, through salary surveys conducted by specialized consulting firms, as well as the competitive scenario.

2) Variable compensation

2.1) MBO

The main performance indicators that are considered when determining the compensation elements are the financial, economic and functional indicators, reassessed and validated annually, always in line with the objectives presented to shareholders for the Triennial Plan.

In 2022, the defined corporate objectives, with a total weight of 85%, were as follows: of a financial nature, namely, EBITDA, Equity Free Cash Flow, Net Revenue; related to ESG, namely, NPS, Employee Engagement and Management Gender Salary Gap; and with a Digital Transformation bias, such as Percentage of Sales, Top-ups, Payments, Collections and Digital Channels.

On the other hand, functional objectives vary annually and address specific challenges, according to the Officer's area of responsibility, with examples such as: Responsibility Opex, Churn, delivery of several projects (efficiency, network expansion, etc.), among others. In 2022 the functional objectives had a weight of 15%.

The variable compensation of the Executive Board is directly linked to the evolution of performance indicators of interest to the issuers. Based on this, we align and link the interests of Officers to the Company's results.

Each objective is assigned a weight and three target levels, which correspond to 3 payment levels (currently set at 50%, 100%, and 150%). All objectives are paid individually and eligibility triggers may apply. Objectives with attainment below the minimum target of 50% do not generate payment and those with attainment above the maximum target have their payment limited to 150%.

For each MBO (Management By Objectives) participant, a target value is defined based on a salary multiple and its readjustment considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters, identified in specialized surveys market.

2.2) Bonus (*una tantum*)

The bonus is based on valuing individual performance, which justifies the company's recognition, especially considering tactical initiatives and specific and relevant projects.

The application of this instrument is linked to a salary multiple, the payment amount of which may vary according to the strategic role, the individual's performance based on the relevance of a given project / initiative and / or financial / qualitative return for the Company, in line with the market's Compensation Practices.

2.3) Hiring / Retention Bonus

The value of the Bonus is defined as a number of annual salaries, in line with market practices and proportional to the required retention period. In the case of Hiring Bonus, it may also vary depending on the particularities and specific conditions involved in the negotiation between the parties.

2.4) Long-term incentive plan:

For each participant, a target value is defined based on a salary multiple, which is converted into a target number of shares. Such amount considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters, identified in specialized market surveys.

2014-2016 Plan:

The vesting condition considered the appreciation of the TIM share and was readjusted, in each exercise period, according to TIM's position in relation to the benchmark panel according to a TSR ranking (Total Shareholder Return) , which measured the performance of the shares during each vesting period.

The base exercise price was established and defined by the board of directors for each of the grants. The number of options granted annually was determined according to the following:

- The annual target grant defined for each participant was based on a salary multiple, whose readjustment considered the importance of the occupant's function within the organizational structure, based on the Total Compensation market parameters, identified in specialized market surveys; and
- The fair value based on a financial option valuation model.

2017 Bonus:

The bonus value considered the performance of the Net Financial Position indicator. The payment was provided for in 3 installments, linked to performance conditions. The target award defined for each participant was based on a salary multiple that considered the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters, identified in specialized market surveys.

2018-2020 and 2021-2023 Plans:

The plans consider the granting of shares, according to the achievement of a set of performance measures and according to the fulfillment of a defined period (restricted shares) .

The base price of the share, for the purpose of calculating the amount to be granted to each Participant based on their award, considers the average price of the share, weighted by the financial volume, during a period defined by the Board.

The amount of shares awarded is calculated according to the market price by dividing the target reward by the base share price. Performance conditions may also vary the number of shares granted, for more or less, depending on the criteria defined in each Grant.

The performance measures defined for the Grants of the 2018-2020 and 2021-2023 Plans are broken down into an internal financial target and an external target for relative share performance, considering the TSR of the Company's shares compared to the performance of the IBrX-50. Both were linked to an award table with a minimum variation of 75% and a maximum variation of 150%. In case of non-achievement of the minimum target of the internal indicator, no award is generated for the Vesting determined. In turn, the external indicator makes it possible to accelerate the result of the internal indicator, when reached, by up to +50 pp beyond the 150% limit, and it can slow down the minimum award of 75% by 25 pp.

3) Direct and indirect benefits:

3.1) Private pension

The Company has a private pension plan with Banco Itaú, which guarantees the same conditions for the Company's senior management as for other participants. For nominal salaries of up to R$ 2,620.00, the company contributes 1% of this amount. If the person receives a nominal salary greater than R$ 2,620.00, the contribution becomes as follows: 1% of R$ 2,620.00 added to 6.6% referring to the difference between R$ 2,620.00 and the nominal salary. For such contribution, the employee must contribute at least the same amount. It is still possible to make the contribution value more flexible through the Flexible Benefits program.

As for the possibility of early redemption, this can occur in the following cases:

- In cases of disability or death, the beneficiary or his/her dependents will receive 100% of the accumulated fund;
- At any time, the participant can redeem his/her part of the contribution. However, the corporate portion is deducted in equal proportion to the participant's portion redeemed;
- Upon termination of the relationship with the Company, the participant can access the company's part, up to the limit of 100%, in accordance with the vesting rule, which considers a proportional release based on the contribution time.

It is worth highlighting that the Company's Private Pension Plan does not affect the members of the Board of Directors and the members of the Fiscal Council.

3.2) Benefits Package

The Company has a wide benefits package for Senior Management, where TIM offers, according to the established eligibility criteria: bank benefits, agreements, extended maternity leave, extended paternity leave, extended marriage leave, company time off, health care plan, pharmacy assistance, dental plan, life insurance, child nutrition assistance, daycare assistance, assistance for children classified as PwD, guidance and personal support program, food/meal vouchers, education reimbursement and quality of life. This benefits package evolves according to market practices and the collective agreement.

The benefits package for each member of Senior Management considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters identified in specialized market surveys.

- **main performance indicators considered therein, including, where applicable, indicators linked to ESG issues**

Fixed compensation: Market practices are the factors considered in determining value, in addition to individual performance and achievement of established targets.

Variable compensation:

i. **MBO** - The main corporate economic / financial indicators of the Company are associated with this compensation instrument, such as EBITDA, Equity Free Cash Flow and Net Revenue, plus ESG indicators, namely, Employee Engagement and Management Gender Salary Gap. Through this instrument, we seek to achieve / exceed the targets and objectives of the organization defined in the Triennial Plan presented to the market.

ii. **Bonus (*una tantum*)** - Appreciation of individual performance, which justifies the recognition by the company. The application of this instrument is not necessarily linked to quantitative and pre-defined objectives.

iii. **Hiring / Retention** – Need to attract key positions and/or length of stay at the Company or another company belonging to the group.

iv. **Long-term incentive plan:**

2014-2016 Plan: The options had no impediment to the exercise and the strike price varied according to the comparative performance of TIM's share price in relation to the market.
2017 Bonus: It considered the evolution of the cash generation financial indicator - Net Financial Position.
2018-2020 and 2021-2023 Plans: Shares are awarded based on the achievement of a set of performance measures and on compliance with a defined period of time. The plan's performance measures consider internal economic/financial indicators, external relative performance indicators (the Company's position in a TSR ranking made up of companies that make up the IBrX-50) and ESG indicators.

ii. reasons that justify the formation of compensation

The compensation breakdown considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters, identified in specialized market surveys. The elements of Fixed Compensation, Variable Compensation and Benefits are weighted by the organizational evaluation of positions, through an internal system that classifies positions into "bands" based on the Hay methodology (a system with which the main positions in the organization are evaluated). The Company's short, medium and long-term compensation components are based on financial results, which act as a parameter for defining the limits of variable compensation and the share-based plan, ensuring equality between results and bonuses for the Company's executives.

iii. the existence of members not compensated by the issuer and the reason for this

The Company has five members of the Board of Directors who are not compensated, as they expressly waived the fixed monthly fees in the year 2022.

d. existence of remunerated supported by subsidiaries or direct or indirect controlling shareholders

The members of the Statutory Board of Officers, of the Board of Directors and of the Audit Committee, when remunerated as a result of activities performed for the Company, have their compensation fully borne by TIM S.A.

e. existence of any compensation or benefit related to the occurrence of a certain corporate event, such as disposal of issuer's controlling interest

The Company does not define as a rule the compensation or benefit linked to the occurrence of a corporate event. However, it can establish a Hiring / Retention Bonus or link certain performance objectives in its variable incentive instruments to those who act directly with the challenges associated with the corporate movement, thus enabling the fulfillment of the strategic plan and the creation of value for shareholders. Finally, for the Share-based Long-Term Incentive Program, the possibility of the Board of Directors revising it is provided for, taking the necessary measures to allow its continuity, including its replacement by similar instruments, to avoid any

distortions and losses to the Participants, the Company and its Shareholders, in strict alignment with its objectives.

8.2. In relation to the compensation stated in the profit or loss for the last three years and to the one provided for the current fiscal year, of the Board of Directors, Statutory Board of Officers and Fiscal Council.

Total compensation for the Year as of 12/31/2023 (Budgeted)

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total number of members	**10.0**	**8.0**	**3.0**	**21.0**
Number of remunerated members	**10.0**	**8.0**	**3.0**	**21.0**
Annual fixed compensation	**9,460,800.00**	**27,841,000.00**	**739,200.00**	**38,041,000.00**
Salary or direct compensation	4,860,000.00	15,382,000.00	616,000.00	**20,858,000.00**
Direct and indirect benefits	0.00	2,122,000.00	0.00	**2,122,000.00**
Participations in committees	3,024,000.00	0.00	0.00	**3,024,000.00**
Other	1,576,800.00	10,337,000.00	123,200.00	**12,037,000.00**
Description of other fixed compensation	Fixed Compensation - Others refers to payments made to the INSS.			-.
Variable compensation	**0.00**	**27,147,000.00**	**0.00**	**27,147,000.00**
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	19,386,000.00	0.00	19,386,000.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	7,761,000.00	0.00	7,761,000.00
Description of other variable compensations	-	Hiring Bonus	-	-
Post-employment	**0.00**	**0.00**	**0.00**	**0.00**
Cessation of the job position	**0.00**	**0.00**	**0.00**	**0.00**
Share-based (including options)	**0.00**	**33,542,000.00**	**0.00**	**33,542,000.00**
Note	-	-	-	-
Total compensation with INSS	**9,460,800.00**	**88,530,000.00**	**739,200.00**	**98,730,000.00**

Total compensation in the Year as of 12/31/2022 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total number of members	**10.0**	**7.5**	**3.0**	**20.5**

Number of remunerated members	**5.0**	**7.5**	**3.0**	**15.5**
Annual fixed compensation	**5,146,800.00**	**18,121,856.68**	**612,801.02**	**23,881,457.70**
Salary or direct compensation	2,760,000.00	13,208,743.19	510,667.68	**16,479,410.87**
Direct and indirect benefits	0.00	1,969,816.25	0.00	**1,969,816.25**
Participations in committees	1,659,000.00	0.00	0.00	**1,659,000.00**
Other	727,800.00	2,943,297.24	102,133.34	**3,773,230.58**
Description of other fixed compensation	Fixed Compensation - Others refers to payments made to the INSS.	Fixed Compensation - Others refers to payments made to the INSS.	Fixed Compensation - Others refers to payments made to the INSS.	-
Variable compensation	**0.00**	**15,202,046.26**	**0.00**	**15,202,046.26**
Bonus	0.00	0.00	0.00	**0.00**
Profit sharing	0.00	13,688,685.15	0.00	**13,688,685.15**
Participation in meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Other	0.00	1,513,361.11	0.00	**1,513,361.11**
Description of other variable compensations	-	Hiring	-	-
Post-employment	**0.00**	**0.00**	**0.00**	**0.00**
Cessation of the job position	**0.00**	**917,562.72**	**0.00**	**917,562.72**
Share-based (including options)	**0.00**	**33,925,371.03**	**0.00**	**33,925,371.03**
Note	-	-	-	-
Total compensation with INSS	**5,146,800.00**	**68,166,826.69**	**612,801.02**	**73,926,427.71**

Total compensation in the Year as of 12/31/2021 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total number of members	**10.0**	**7.7**	**3.0**	**20.7**
Number of remunerated members	**4.8**	**7.7**	**3.0**	**15.5**
Annual fixed compensation	**4,878,254.42**	**17,898,861.56**	**621,264.41**	**23,398,380.39**
Salary or direct compensation	2,657,258.06	12,040,679.41	517,733.34	**15,215,670.81**
Direct and indirect benefits	0.00	2,234,465.33	0.00	**2,234,465.33**
Participations in committees	1,487,935.48	0.00	0.00	**1,487,935.48**
Other	733,060.88	3,623,716.82	103,531.07	**4,460,308.77**
Description of other fixed compensation	Fixed Compensation - Other refers to payments made to the INSS.			-
Variable compensation	**0.00**	**14,126,100.54**	**0.00**	**14,126,100.54**

Bonus	0.00	1,407,000.00	0.00	1,407,000.00
Profit sharing	0.00	11,316,633.04	0.00	11,316,633.04
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	1,402,467.50	0.00	1,402,467.50
Description of other variable compensations	-	Retention and Hiring	-	-
Post-employment	**0.00**	**0.00**	**0.00**	**0.00**
Cessation of the job position	**0.00**	**0.00**	**0.00**	**0.00**
Share-based (including options)	**0.00**	**15,175,867.48**	**0.00**	**15,175,867.48**
Note	-	-	-	-
Total compensation with INSS	**4,878,254.42**	**47,200,829.58**	**621,264.41**	**52,700,348.41**

Total compensation in the Year as of 12/31/2020 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total number of members	**10.0**	**7.0**	**3.0**	**20.00**
Number of remunerated members	**4.0**	**7.0**	**3.0**	**14.00**
Annual fixed compensation	**3,813,322.66**	**13,599,511.86**	**604,800.00**	**18,017,634.52**
Salary or direct compensation	2,340,000.00	9,832,910.38	504,000.00	**12,676,910.38**
Direct and indirect benefits	0.00	1,982,783.12	0.00	**1,982,783.12**
Participations in committees	836,133.33	0.00	0.00	**836,133.33**
Other	637,189.33	1,783,818.36	100,800.00	**2,521,807.69**
Description of other fixed compensation	Fixed Compensation - Other refers to payments made to the INSS.			-
Variable compensation	**0.00**	**13,501,167.03**	**0.00**	**13,501,167.03**
Bonus	0.00	2,227,203.69	0.00	**2,227,203.69**
Profit sharing	0.00	6,730,451.81	0.00	**6,730,451.81**
Participation in meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Other	0.00	4,543,511.53	0.00	**4,543,511.53**
Description of other variable compensations	-	-	-	-
Post-employment	0.00	0.00	0.00	**0.00**
Cessation of the job position	0.00	0.00	0.00	**0.00**
Share-based (including options)	0.00	**6,342,626.70**	0.00	**6,342,626.70**
Note	-	-	-	**0.00**
Total compensation with INSS	**3,813,322.66**	**33,443,305.59**	**604,800.00**	**37,861,428.25**

8.3. In relation to the compensation of the last three years and to the one provided for the current fiscal year, of the Board of Directors, Statutory Board of Officers and Fiscal Council:

Fiscal Year 2023 (Budgeted)	Board of Directors	Fiscal Council	Statutory Board of Officers	Total
Total number of members	**10.0**	**3.0**	**8.0**	**21.0**
Number of remunerated members	**0.0**	**0.0**	**8.0**	**8.0**
Values in reais (R$)				
MBO				
Minimum amount provided for in the compensation plan	N/A	N/A	0.00	0.00
Target Value provided for in the Compensation Plan	N/A	N/A	12,924,000.00	12,924,000.00
Maximum amount provided for in the compensation plan	N/A	N/A	19,386,000.00	19,386,000.00
Bonus *(one tantum)*				
Minimum amount provided for in the compensation plan	N/A	N/A	0.00	0.00
Target Value provided for in the Compensation Plan	N/A	N/A	0.00	0.00
Maximum amount provided for in the compensation plan	N/A	N/A	0.00	0.00

Fiscal Year 2022 (Actual)	Board of Directors	Fiscal Council	Statutory Board of Officers	Total
Total number of members	**10.0**	**3.0**	**7.5**	**20.5**
Number of remunerated members	**5.0**	**0.0**	**7.5**	**12.5**
Values in reais (R$)				
MBO				
Minimum amount provided for in the compensation plan	N/A	N/A	0.00	0.00
Target Value provided for in the Compensation Plan	N/A	N/A	10,419,537.04	10,419,537.04
Maximum amount provided for in the compensation plan	N/A	N/A	15,629,305.56	15,629,305.56
Amount actually recognized in profit or loss for the year [1]	N/A	N/A	12,503,444.45	12,503,444.45
Bonus *(one tantum)*				
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Target Value provided for in the Compensation Plan	N/A	N/A	N/A	**0.00**
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Amount actually recognized in results for the year	N/A	N/A	0.00	**0.00**

Participation in meetings and committees				
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Target Value provided for in the Compensation Plan	N/A	N/A	N/A	**0.00**
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Amount actually recognized in results for the year	1,659,000.00	N/A	N/A	**1,659,000.00**

1. The MBO values reported in this table refer exclusively to the current year's program. Therefore, they do not include the variations between the payment made in 2022 and the provisioning of the previous year's program.

Fiscal Year 2021 (Actual)	Board of Directors	Fiscal Council	Statutory Board of Officers	Total
Total number of members	**10.0**	**3.0**	**7.7**	**20.7**
Number of remunerated members	**4.8**	**0.0**	**7.7**	**12.5**
Values in reais (R$)				
MBO				
Minimum amount provided for in the compensation plan	N/A	N/A	0.00	**0.00**
Target Value provided for in the Compensation Plan	N/A	N/A	11,157,831.71	**11,157,831.71**
Maximum amount provided for in the compensation plan	N/A	N/A	16,736,747.56	**16,736,747.56**
Amount actually recognized in profit or loss for the year [1]	N/A	N/A	11,157,831.71	**11,157,831.71**
Bonus *(one tantum)*				
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Target Value provided for in the Compensation Plan	N/A	N/A	N/A	**0.00**
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Amount actually recognized in results for the year	N/A	N/A	1,407,000.00	**1,407,000.00**
Participation in meetings and committees				
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Target Value provided for in the Compensation Plan	N/A	N/A	N/A	**0.00**
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Amount actually recognized in results for the year	1,487,935.48	N/A	N/A	**1,487,935.48**

1. The MBO values reported in this table refer exclusively to the current year's program. Therefore, they do not include the variations between the payment made in 2021 and the provisioning of the previous year's program.

Fiscal Year 2020 (Actual)[1]	Board of Directors	Fiscal Council	Statutory Board of Officers	Total
Total number of members	**10.0**	**3.0**	**7.0**	**20.0**
Number of remunerated members	**4.0**	**0.0**	**7.0**	**11.0**
Values in reais (R$)				
MBO				
Minimum amount provided for in the compensation plan	N/A	N/A	0.00	**0.00**
Target Value provided for in the Compensation Plan	N/A	N/A	6,952,330.67	**6,952,330.67**
Maximum amount provided for in the compensation plan	N/A	N/A	10,428,496.01	**10,428,496.01**
Amount actually recognized in profit or loss for the year [2]	N/A	N/A	6,952,330.67	**6,952,330.67**
Bonus *(one tantum)*				
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Target Value provided for in the Compensation Plan	N/A	N/A	N/A	**0.00**
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Amount actually recognized in results for the year	N/A	N/A	2,227,203.69	**2,227,203.69**
Participation in meetings and committees				
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Target Value provided for in the Compensation Plan	N/A	N/A	N/A	**0.00**
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Amount actually recognized in results for the year	836,133.33	N/A	N/A	**836,133.33**

1. Until 08/31/2020, TIM S.A. was controlled by TIM Participações S.A., and on this date the merger of TIM Participações S.A. by TIM S.A. was approved. For comparison purposes, the table above reflects the information from Jan/20 to Aug/20 of its parent company, TIM Participações S.A., plus the information of TIM S.A from Sep/20 to Dec/20.

2. The MBO values reported in this table refer exclusively to the current year's program. Therefore, they do not include the variations between the payment made in 2020 and the provisioning of the previous year's program.

8.4. Regarding the share-based compensation plan of the Board of Directors and the Statutory Board in force on the last year and provided for the current year:

a. general terms and conditions

At the Extraordinary General Meeting held on April 10, 2014, the Long-Term Incentive Plan was approved, effective for the years 2014 to 2016, which consists of a stock option plan ("Plan"). Within the scope of the Plan, officers and employees of the Company ("Beneficiaries") are eligible to receive options to purchase or subscribe for shares issued by us upon execution of a share purchase option and/or subscription agreement ("Option Agreement"), which should specify: (a) the number of shares object of the option grant; (b) the conditions for acquiring the right to exercise the option; (c) the final term for exercising the option, following the limit of 6 years from the grant date; and (d) the criteria for defining the strike price and payment conditions.

For 2017, the Company started a process of restructuring its long-term incentive plan. In this sense, as approved by the Board of Directors, and, exceptionally, for said year, the long-term incentive plan was implemented in the form of bonus grants, the payment of which was conditioned to the minimum achievement of the financial indicator for TIM's cash generation.

Continuing the informed restructuring process, the Company submitted to the relevant corporate bodies the format of the current Long-Term Incentive Program for the 2018-2020 fiscal years. The Plan, approved at an Extraordinary General Meeting held on April 19, 2018, proposes to compensate participants with shares issued by the Company, subject to certain Restricted Shares and/or Performance Shares . Under the Plan, the Company's officers and employees ("Participants") are eligible to receive shares issued by us upon execution of a share grant agreement ("Share Grant Agreement"), which must specify: (a) the number of shares object of the grant; (b) general conditions of performance and grace period for acquiring the right to receive shares; (d) the performance factors and how they may change the number of Performance Shares awarded and (e) the number of shares that will be subject to the Share Ownership Policy. The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant. Generally, performance objectives are linked to economic-financial indicators and equity performance metrics (for example: Total Shareholder Return) and ESG (Environmental, Social & Governance) indicators, always in line with the objectives presented to shareholders for the Triennial Plan.

On March 30, 2021, the General Shareholders' Meeting of TIM S.A. (TIM Participações S.A. before the merger into TIM S.A. on August 31, 2020) approved a new long-term incentive plan for the years 2021-2023, whose Regulation contains the same characteristics as the 2018-2020 Plan mentioned above.

The Share-Based Long-Term Incentive Plans are managed by the Board of Directors, with the support of the Compensation Committee, following the terms of the Plan and the limits established by law and our Bylaws.

b. approval date and responsible body

the Long-Term Incentive Plan, effective from 2014 to 2016, was approved at an Extraordinary Shareholders' Meeting held on April 10, 2014.

For 2017, the Company started a process of restructuring its long-term incentive plan. In this sense, as approved by the Board of Directors, and, exceptionally, for said year, the long-term incentive plan was implemented in the form of bonus grants, the payment of which was conditioned to the minimum achievement of the financial indicator for TIM's cash generation.

Continuing the informed restructuring process, the Company submitted to the relevant corporate bodies the format of the current Long-Term Incentive Program for the 2018-2020 fiscal years. The Plan was approved at an Extraordinary Shareholders' Meeting held on April 19, 2018.

A new long-term incentive plan for the years 2021-2023 was approved on March 30, 2021 by the Annual Shareholders' Meeting of TIM S.A. (TIM Participações S.A. before the merger into TIM S.A. on August 31, 2020), whose Regulations have the same characteristics as the 2018-2020 Plan mentioned above.

c. maximum number of shares covered

The shares granted under the terms of the Long-Term Incentive Plan, including those already received by the participants or not, minus those canceled under the terms of the Plan, may grant rights on a number of shares that does not exceed 2% of the total number of shares issued of the Company during the Plan's effectiveness, provided that the total number of Shares issued or likely

to be issued under the terms of the Plan is within the limit of the Company's authorized share capital.

d. maximum number of options to be granted

The options granted under the terms of the Long-Term Incentive Plans based on call options, including those already exercised or not, and discounting those canceled under the terms of the Plan, were limited to a number of shares that did not exceed 2% of the total number of shares issued by the Company during the Plan's effectiveness, provided that the total number of Shares issued or likely to be issued under the terms of the Plan were within the limit of the Company's authorized share capital.

e. conditions for acquisition of shares

The conditions for acquiring shares, as provided for in the Plans, are described in the Share Option Agreement or in the Share Granting Agreement entered into with each of the Participants. Aiming to exercise the call options, the Participant must express its intention to acquire the shares and pay the strike price to the Company within the deadlines established for each grant. To be entitled to receive the shares granted as Restricted Shares and/or Performance Shares, the beneficiary must wait a maximum period of 90 days, after the end of the Company's grace period, to transfer the shares, provided the applicable performance and grace period conditions are met.

f. criteria for setting the acquisition or strike price

The strike price of the options granted ("Strike Price"), in the case of the 2014-2016 Plan, and the base price of the shares granted for the 2018-2020 and 2021-2023 Plans, set by the Board of Directors, have the recommendation of the Compensation Committee and the following variables according to the respective Plans:

1. 2014-2016 Plan

(i) Share Base Price Measurement Date: date, to be set by the Board of Directors, prior to the granting of options under the Plan, for defining the Base Price per Share;

(ii) Share Base Price: may vary according to the Grant, as follows:

1st, 2nd and 3rd Grants: average price of the shares issued by us, weighted according to the daily financial volume of trades carried out in the last 30 days on B3 immediately prior to the Date of Measurement of the Share Base Price;

(iii) Measurement Date: date to be set by the Board of Directors, prior to the initial vesting period for the options granted under the Plan (as provided for in the respective Stock Option Agreements), to determine TIM's position in relation to the benchmark panel, considering a ranking of TSR (Total Shareholder Return) , necessary to determine the Strike Price;

(iv) Similar Companies: companies in the telecommunications sector and other related sectors, as defined by the Board of Directors;

(v) Total Shareholder Return (TSR): concept used to compare the performance of Shares of different companies in a certain time interval, combining the variation of the Share price and the Dividends to demonstrate the return provided to the shareholder. It is calculated according to the following formula: (Final Share Price – Initial Share Price + Dividends) / Initial Share Price. For the purpose of calculating this indicator, when a company has more than one type of share, the result of the TSR of each one will be weighted by its total market value (number of Shares x Share price), having the period of Initial Share Price as a reference;

(vi) Absolute Performance:

1st, 2nd and 3rd grants: the model defined in this Plan does not consider absolute performance evaluation;

(vii) Relative Shareholding Performance: share performance ranking, comprising the shares of TIM S/A and Similar Companies and/or indexes representing the securities portfolio, calculated using the Total Shareholder Return concept.

If the position reached by the Company's Shares is between the last position and the median position, the Base Strike Price will be positively adjusted as defined by the Board of Directors, with such adjustment being limited to:

(a) 5% of the Base Price of the Share for the 1st Grace Period;

(b) 10% of the Base Price of the Share for the 2nd Grace Period;

(c) 15% of the Share Base Price for the 3rd Grace Period;

If the position reached by the Company's Shares is between the first position and the median position, the Base Strike Price will be negatively adjusted as defined by the Board of Directors, with such adjustment being limited to:

(a) -5% of the Share Base Price for the 1st Grace Period;

(b) -10% of the Share Base Price for the 2nd Grace Period;

(c) -15% of the Share Base Price for the 3rd Grace Period;

If the position reached by the Company's Shares is the last position, the Beneficiary's right over 25% of the Options that became mature at that moment will be extinguished.

2. 2018-2020 Plan and 2021-2023 Plan

The Plans defined for 2018-2020 and 2021-2023 allow TIM managers and/or employees to receive payments in shares issued by the Company, subject to certain Restricted Shares and/or Performance Shares . Unlike the provisions for the 2014-2016 Plan, the 2018-2020 and 2021-2023 Plans do not include criteria for setting the acquisition price, as they grant shares at market value, according to the rules below:

(i) Measurement Period of the Share Base Price: period, to be set by the Board of Directors, prior to the Share Granting, for defining the Share Base Price;

(ii) Share Base Price: average price of the Shares, weighted by the daily financial volume traded at B3 (B3 S.A. – Brasil, Bolsa, Balcão) during the Measurement Period of the Share Base Price.

g. criteria for setting the acquisition or strike term

For the 2014-2016 Plan, the Board of Directors established the deadline for exercising the options for each Beneficiary in the respective Option Agreements. However, under the terms of each Plan, the period for exercising the options was a maximum of 6 years from the grant date.

For the 2018-2020 and 2021-2023 Plans, as they are stock grant plans and not options, there is no exercise term defined.

h. form of settlement

For the 2014-2016 Plan, payment of the Strike Price is made in cash upon acquisition, with funds from the Beneficiary.

Alternatively, if the Beneficiary's relationship with the Company is effective, the Board of Directors approved granting the Beneficiary a specific period for payment of the Strike Price, pursuant to the Plan.

In the event of financing by the Company for the years referring to the 2014-2016 Plan, a maximum period of 10 business days was defined, allowing the Beneficiary to do so with the proceeds from the sale of shares subject to the option.

For the 2018-2020 and 2021-2023 Plans, there is no stipulated form of settlement, as there is no procedure for acquiring shares since the Plan provides for the granting of shares at market value. The Board of Directors has the option of making the payment in shares or its equivalent in cash.

i. restrictions to the transfer of shares

The Board of Directors, in the role of administrator of the Plans, must follow the best governance practices and the rules restricting the transfer of shares granted, acquired or subscribed when exercising the call option and/or the subscription/granting of shares issued. As of the 2018-2020 Plan, the Board of Directors is also entitled to establish Stock Ownership Guidelines).

j. criteria and events that, when checked, will cause the suspension, change or extinction of the plan

Without prejudice to the provisions of the Plans or any of the Stock Option or Granting Agreements, the options/shares granted under the terms of the Plans will automatically expire, ceasing all their effects by operation of law, in the following cases:

(i) upon the full exercise of the call options , considering the grants under the Plan in effect between 2014 and 2016 or full receipt of the shares provided for under the grants of the 2018-2020 and 2021-2023 Plans;

(ii) after the expiration of the effectiveness of the options considering the grants under the Plan in force between 2014 and 2016;

(iii) upon termination of the Option or Stock Granting Agreement;

(iv) if the Company is dissolved, liquidated or declared bankrupt;

(v) at any time at the discretion of the Board of Directors or whenever there are situations that, under the terms of the law or regulations in force, restrict or prevent the trading of shares by Beneficiaries/Participants; and

(vi) in the event of termination of the Beneficiary/Participant described in item "k" below.

k. effects of the removal of the officer from the issuer bodies on its rights provided for in the share-based compensation plan.

If the Beneficiary leaves the Company voluntarily, or if the termination of the mandate, termination of the Beneficiary's employment or service contract occurred by decision of the Company and without just cause (or without the occurrence of facts that would constitute just cause if the Beneficiary were an employee of the Company), the rights arising from the option not exercisable on the date of termination, according to the rules of the Stock Option Agreement, are automatically extinguished, by operation of law, regardless of prior notice or indemnification. For the 2014-2016 Plan, such rights can be exercised within 6 months from the date of termination, under penalty of termination, by operation of law, regardless of prior notice or indemnification. However, the Board of Directors may, exceptionally, anticipate the exercise period referring to the options granted to Beneficiaries dismissed from the Company as a result of the causes described above.

In the event of dismissal at the Company's initiative during a period of up to 12 months from the date of the event that characterizes the transfer of the Company's shareholding control, the Beneficiary may fully exercise the option with respect to the exercisable rights or not yet exercisable upon dismissal, and the Board of Directors must adopt the necessary measures for this purpose, including the definition of the conditions for exercising the options.

For the 2018-2020 and 2021-2023 Plans, in the event of Termination by decision of the Company without the occurrence of just cause (or without the occurrence of facts that would constitute just cause if the Participant were an employee of the Company), the right to receive Shares Granted who have not completed the Grace Period on the date of termination will be proportional to the Grace Period effectively completed, dividing the total number of months completed by the total number of months comprising the Grace Period, considering as a "month" the period of 30 consecutive days. If the Beneficiary requests resignation from the Company, the right to receive the Granted Shares that have not completed the Grace Period on the termination date will be automatically extinguished, by operation of law, regardless of prior notice or indemnification.

If the termination of the mandate, termination of the Beneficiary's employment or service contract has taken place by decision of the Company for just cause (or with the occurrence of facts that would constitute just cause if the Beneficiary were an employee of the Company), any right arising from the Stock Option/Share Agreement will be considered automatically extinct, by operation of law, regardless of prior notice or indemnification.

In the event of termination due to retirement of the Beneficiary, the Beneficiary may exercise the option in relation to the rights exercisable upon termination, according to the rules of the Stock Option Agreement, within a maximum period of 1 year from the date of termination, under penalty of termination, by operation of law, regardless of prior notice or indemnification.

In the event of termination due to permanent disability of the Beneficiary, the Beneficiary may fully exercise the option, in relation to the rights exercisable or not yet exercisable upon termination, according to the rules of the Stock Option Agreement, within a maximum period of one year from the date of termination, under penalty of extinction, by operation of law, regardless of prior notice or indemnification.

In the event of the Beneficiary's death, for the 2014-2016 Plan, his/her heirs and successors may fully exercise the option in relation to the rights exercisable or not yet exercisable at the time of death, according to the rules of the Stock Option Agreement, within a maximum period of one year from the date of death, under penalty of extinction, by operation of law, regardless of prior notice or indemnification. For the 2018-2020 and 2021-2023 Plans, the Participant's heirs and successors will fully receive the amounts of the Shares Granted that have not completed the Grace Period (considering 100% of the performance conditions for the remaining period being met) in cash, regardless of compliance with the Grace Period.

In case of removal of the Participant, for the 2018-2020 and 2021-2023 Plans, making it impossible for him/her to carry out his/her activities in the Company, the Board of Directors may authorize the receipt of part or all of the Shares object of his/her Share Granting Agreement, regardless of the Grace Period.

For the purposes of the Plan, dismissal will not be considered to have occurred if the Beneficiaries/Participants are relocated to another company of the same conglomerate as the Company, meaning any direct or indirect parent of the Company, affiliated, subsidiary or subject to common control.

8.5. In relation to the share-based compensation in the form of stock options recognized in the profit or loss for the last three years and to the one provided for the current year, of the Board of Directors and the Statutory Board, prepare a table with the following content:

Share-based compensation expected for the current fiscal year – Year 2023	Board of Directors	Statutory Board of Officers
Total number of members	**10.0**	**8.0**
Number of remunerated members	**0.0**	**0.0**
Weighted average price of the exercise (1):		
(a) Of outstanding options in the beginning of the year	N/A	N/A
(b) Lost and expired options during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all outstanding options	**N/A**	**N/A**

Share-based compensation – fiscal year ended 12/31/2022	Board of Directors	Statutory Board of Officers
Total number of members	**10.0**	**7.5**
Number of remunerated members	**0.0**	**7.5**
Weighted average price of the exercise (1):		
(a) Of outstanding options in the beginning of the year	N/A	7.69
(b) Lost and expired options during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	7.69
Potential dilution in case of exercise of all outstanding options	**N/A**	**N/A**

Share-based compensation – fiscal year ended 12/31/2021	Board of Directors	Statutory Board of Officers
Total number of members	**10.0**	**7.7**
Number of remunerated members	**0.0**	**7.7**
Weighted average price of the exercise (1):		
(a) Of outstanding options in the beginning of the year	N/A	R$ 7.50
(b) Lost and expired options during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	R$ 7.50

Potential dilution in case of exercise of all outstanding options	**N/A**	**N/A**

Share-based compensation – fiscal year ended 12/31/2020	Board of Directors	Statutory Board of Officers
Total number of members	**10.0**	**7.0**
Number of remunerated members	**0.0**	**7.0**
Weighted average price of the exercise [1]:		
(a) Of outstanding options in the beginning of the year	N/A	R$ 10.82
(b) Lost and expired options during the fiscal year	N/A	R$ 13.72
(c) Options exercised during the fiscal year	N/A	R$ 12.09
Potential dilution in case of exercise of all outstanding options	**N/A**	**N/A**

[1] The **Weighted Average Strike Price** informed in the tables above corresponds to the adjusted Base Price of the Share, either upwards or downwards, as a result of the Relative Share Performance of the grants of the 2014-2016 Plan.

8.6. In relation to each grant of stock options carried out in the last three fiscal years and planned for the current fiscal year by the board of directors and the statutory board, prepare a table with the following content:

Share-based compensation expected for the current fiscal year - Year 2023	Board of Directors	Statutory Board of Officers
Total number of members	**10.0**	**8.0**
Number of remunerated members	**0.0**	**0.0**
Stock option grant		
Grant date	N/A	N/A
Quantity of options granted	N/A	N/A
Term for the options to become exercisable	N/A	N/A
Maximum term for the exercise of options	N/A	N/A
Term of restriction to the transfer of shares	N/A	N/A
Fair value of options on the grant date	**N/A**	**N/A**
Multiplying the number of shares granted by the fair value of the options on the grant date	**N/A**	**N/A**

Share-based compensation – fiscal year ended 12/31/2022	Board of Directors	Statutory Board of Officers
Total number of members	**10.0**	**7.5**
Number of remunerated members	**0.0**	**7.5**

Stock option grant		
Grant date	N/A	09/29/2014 - 1st grant 10/16/2015 - 2nd grant 09/29/2016 - 3rd grant
Quantity of options granted	N/A	749,682 - 1st grant 1,811,409 - 2nd grant 2,327,392 - 3rd grant
Term for the options to become exercisable	N/A	09/29/2015 - 1st grant 10/16/2016 - 2nd grant 09/29/2017 - 3rd grant
Maximum term for the exercise of options	N/A	09/29/2020 - 1st grant 10/16/2021 - 2nd grant 09/29/2022 - 3rd grant
Term of restriction to the transfer of shares	N/A	N/A
Fair value of options on the grant date	**N/A**	**R$ 4.43 - 1st grant** **R$ 2.35 - 2nd grant** **R$ 2.42 - 3rd grant**
Multiplying the number of shares granted by the fair value of the options on the grant date	**N/A**	**R$ 3,321,091.26 – 1st grant** **R$ 4,256,811.15 – 2nd grant** **R$ 5,632,288.64 – 3rd grant**

Share-based compensation – fiscal year ended 12/31/2021	Board of Directors	Statutory Board of Officers
Total number of members	10.0	7.7
Number of remunerated members	0.0	7.7
Stock option grant		
Grant date	N/A	09/29/2014 - 1st grant 10/16/2015 - 2nd grant 09/29/2016 - 3rd grant
Quantity of options granted	N/A	749,682 - 1st grant 1,811,409 - 2nd grant 2,327,392 - 3rd grant
Term for the options to become exercisable	N/A	09/29/2015 - 1st grant 10/16/2016 - 2nd grant 09/29/2017 - 3rd grant
Maximum term for the exercise of options	N/A	09/29/2020 - 1st grant 10/16/2021 - 2nd grant 09/29/2022 - 3rd grant
Term of restriction to the transfer of shares	N/A	N/A
Fair value of options on the grant date	**N/A**	**R$ 4.43 - 1st grant** **R$ 2.35 - 2nd grant** **R$ 2.42 - 3rd grant**
Multiplying the number of shares granted by the fair value of the options on the grant date	**N/A**	**R$ 3,321,091.26 – 1st grant** **R$ 4,256,811.15 – 2nd grant** **R$ 5,632,288.64 – 3rd grant**

Share-based compensation – fiscal year ended 12/31/2020	Board of Directors	Statutory Board of Officers
Total number of members	10.0	7.0

Number of remunerated members	**0.0**	**7.0**
Stock option grant		
Grant date	N/A	09/29/2014 - 1st grant 10/16/2015 - 2nd grant 09/29/2016 - 3rd grant
Quantity of options granted	N/A	749,682 - 1st grant 1,811,409 - 2nd grant 2,327,392 - 3rd grant
Term for the options to become exercisable	N/A	09/29/2015 - 1st grant 10/16/2016 - 2nd grant 09/29/2017 - 3rd grant
Maximum term for the exercise of options	N/A	09/29/2020 - 1st grant 10/16/2021 - 2nd grant 09/29/2022 - 3rd grant
Term of restriction to the transfer of shares	N/A	N/A
Fair value of options on the grant date	**N/A**	**R$ 4.43 - 1st grant R$ 2.35 - 2nd grant R$ 2.42 - 3rd grant**
Multiplying the number of shares granted by the fair value of the options on the grant date	**N/A**	**R$ 3,321,091.26 – 1st grant R$ 4,256,811.15 – 2nd grant R$ 5,632,288.64 – 3rd grant**

8.7. As regards the outstanding options of the Board of Directors and the Statutory Directors at the end of the last year:

- 1st Grant – 2014-2016 Plan

Outstanding options at the end of the fiscal year ended 12/31/2022	Board of Directors	Statutory Board of Officers
Total number of members	**10.0**	**7.5**
Number of remunerated members	0.0	0.0
Options not yet exercisable		
Quantity	N/A	0
Date on which they will become exercisable	N/A	N/A
Maximum term for the exercise of options	N/A	N/A
Term of restriction to the transfer of shares	N/A	N/A
Weighted average price of the exercise	N/A	N/A
Fair value of the options as of the last day of the year	N/A	N/A
Options exercisable		
Quantity	0	0
Maximum term for the exercise of options	N/A	N/A
Term of restriction to the transfer of shares	N/A	N/A
Weighted average price of the exercise	N/A	N/A
Fair value of the options as of the last day of the year	N/A	N/A
Fair value of the total options as of the last day of the year	N/A	N/A

- 2nd Grant – 2014-2016 Plan

Outstanding options at the end of the fiscal year ended 12/31/2022	Board of Directors	Statutory Board of Officers
Total number of members	**10.0**	**7.5**
Number of remunerated members	0.0	0.0
Options not yet exercisable		
Quantity	N/A	0
Date on which they will become exercisable	N/A	N/A
Maximum term for the exercise of options	N/A	N/A
Term of restriction to the transfer of shares	N/A	N/A
Weighted average price of the exercise	N/A	N/A
Fair value of the options as of the last day of the year	N/A	N/A
Options exercisable		
Quantity	N/A	0
Maximum term for the exercise of options	N/A	N/A
Term of restriction to the transfer of shares	N/A	N/A
Weighted average price of the exercise	N/A	N/A
Fair value of the options as of the last day of the year	N/A	N/A
Fair value of the total options as of the last day of the year	N/A	N/A

- 3rd Grant – 2014-2016 Plan

Outstanding options at the end of the fiscal year ended 12/31/2022	Board of Directors	Statutory Board of Officers
Total number of members	**10.0**	**7.5**
Number of remunerated members	0.0	0.0
Options not yet exercisable		
Quantity	N/A	0
Date on which they will become exercisable	N/A	N/A
Maximum term for the exercise of options	N/A	N/A
Term of restriction to the transfer of shares	N/A	N/A
Weighted average price of the exercise	N/A	N/A
Fair value of the options as of the last day of the year	N/A	N/A
Options exercisable		
Quantity	N/A	0
Maximum term for the exercise of options	N/A	N/A
Term of restriction to the transfer of shares	N/A	N/A
Weighted average price of the exercise	N/A	N/A
Fair value of the options as of the last day of the year	N/A	N/A
Fair value of the total options as of the last day of the year	N/A	N/A

8.8. As regards the options exercised in relation to the share-based compensation of the Board of Directors and the Statutory Directors, in the last years:

Options exercised - Year ended December 31, 2022	Board of Directors	Statutory Board of Officers
Total number of members	**10.0**	**7.5**
Number of remunerated members	**0.0**	**7.5**
Exercised options		
Quantity of shares	N/A	112,552
Weighted average price of the exercise	N/A	R$ 7.69
Weighted average market price of the shares related to the options exercised	N/A	R$ 12.1058
Difference between the exercise value and the market value of the shares in relation to the options exercised	N/A	R$ 4.4158
Multiplying the total number of options exercised by the difference between the weighted average strike price and the weighted average market price of the shares related to the options exercised	N/A	R$ 497,007.12

Options exercised - Year ended December 31, 2021	Board of Directors	Statutory Board of Officers
Total number of members	**N/A**	**7.7**
Number of remunerated members	**N/A**	**7.7**
Exercised options		
Quantity of shares	N/A	204,282
Weighted average price of the exercise	N/A	R$ 7.5028
Weighted average market price of the shares related to the options exercised	N/A	R$ 13.7014
Difference between the exercise value and the market value of the shares in relation to the options exercised	N/A	R$ 6.1986
Multiplying the total number of options exercised by the difference between the weighted average strike price and the weighted average market price of the shares related to the options exercised	N/A	R$ 1,266,262.41

Options exercised - Year ended December 31, 2020	Board of Directors	Statutory Executive Board
Total number of members	**N/A**	**7.0**
Number of remunerated members	**N/A**	**7.0**
Exercised options		
Quantity of shares	N/A	142,645
Weighted average price of the exercise	N/A	R$ 7.6536
Weighted average market price of the shares related to the options exercised	N/A	R$ 15.8000
Difference between the exercise value and the market value of the shares in relation to the options exercised	N/A	R$ 8.1464

Multiplying the total number of options exercised by the difference between the weighted average strike price and the weighted average market price of the shares related to the options exercised	N/A	R$ 1,162,043.23

Note 1: The **Weighted Average Strike Price** informed in the tables above corresponds to the adjusted Base Price of the Share, either upwards or downwards, as a result of the Relative Share Performance of the grants of the 2014-2016 Plan.

Note 2: The **market value of shares** related to the options exercised considered the trading price on the dates of the respective asset transfer order documents. As for the shares exercised, the market value corresponds to the value of the share on the trading day on which the shares became vested.

8.9. In relation to the share-based compensation, in the form of shares to be delivered directly to beneficiaries, recognized in the profit or loss for the last three years and to the one provided for the current year, of the Board of Directors and the Statutory Board, prepare a table with the following content: (13,5)

a. body

b. total number of members

c. the number of remunerated members

d. potential dilution in case of granting all shares to beneficiaries

2018-2020 Plan (Performance Shares and/or Restricted Shares)

Share-based compensation expected for the current fiscal year - Year 2023	Board of Directors	Statutory Board of Officers
Total number of members	**10.0**	**8.0**
Number of remunerated members	**0.0**	**8.0**
Potential dilution in case of granting all shares to beneficiaries	**N/A**	**N/A**

Share-based compensation – fiscal year ended 12/31/2022	Board of Directors	Statutory Board of Officers
Total number of members	**10.0**	**7.5**
Number of remunerated members	**0.0**	**7.5**
Potential dilution in case of granting all shares to beneficiaries	**N/A**	**N/A**

Share-based compensation – fiscal year ended 12/31/2021	Board of Directors	Statutory Board of Officers
Total number of members	**10.0**	**7.7**
Number of remunerated members	**0.0**	**7.7**
Potential dilution in case of granting all shares to beneficiaries	**N/A**	**N/A**

Share-based compensation – fiscal year ended 12/31/2020	Board of Directors	Statutory Board of Officers
Total number of members	**10.0**	**7.0**

Number of remunerated members	0.0	7.0
Potential dilution in case of granting all shares to beneficiaries	N/A	N/A

2021-2023 Plan (Performance Shares and/or Restricted Shares)

Share-based compensation expected for the current fiscal year - Year 2023	Board of Directors	Statutory Board of Officers
Total number of members	10.0	8.0
Number of remunerated members	0.0	8.0
Potential dilution in case of granting all shares to beneficiaries	N/A	0.10%[1]

Share-based compensation - fiscal year ended 12/31/2022	Board of Directors	Statutory Board of Officers
Total number of members	10.0	7.5
Number of remunerated members	0.0	7.5
Potential dilution in case of granting all shares to beneficiaries	N/A	0.05%

Share-based compensation – fiscal year ended 12/31/2021	Board of Directors	Statutory Board of Officers
Total number of members	10.0	7.7
Number of remunerated members	0.0	7.7
Potential dilution in case of granting all shares to beneficiaries	N/A	0,14%

Share-based compensation – fiscal year ended 12/31/2020	Board of Directors	Statutory Board of Officers
Total number of members	N/A	N/A
Number of remunerated members	N/A	N/A
Potential dilution in case of granting all shares to beneficiaries	N/A	N/A

* NOTE: To calculate the percentage of potential dilution, the product of dividing the number of new shares to be potentially issued, granted annually as Performance or Restricted Shares, by the sum of this number with the initial number of shares of the Company before the possible capital increase, multiplying the quotient obtained by 100; (1) To calculate the potential dilution in the year 2023, the average price of the share calculated during the month of December 2022 was used as an assumption.

8.10. In relation to each grant of shares carried out in the last three fiscal years and planned for the current fiscal year by the board of directors and the statutory board, prepare a table with the following content:

a. body

b. **total number of members**

c. **the number of remunerated members**

d. **grant date**

e. **number of shares granted**

f. **deadline for delivery of shares**

g. **restriction period to the transfer of shares**

h. **fair value of shares on the grant date**

i. **multiplying the number of shares granted by the fair value of the shares on the grant date**

2018-2020 Plan (Performance Shares and/or Restricted Shares)

Share-based compensation expected for the current fiscal year - Year 2023	Board of Directors	Statutory Board of Officers
Total number of members	**N/A**	**N/A**
Number of remunerated members	**N/A**	**N/A**
Granting shares		
Grant date	N/A	N/A
Number of shares granted	N/A	N/A
Maximum term for delivery of shares	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Fair value of shares on the grant date	N/A	N/A
Multiplying the number of shares granted by the fair value of the shares on the grant date	N/A	N/A

Share-based compensation - fiscal year ended 12/31/2022	Board of Directors	Statutory Board of Officers
Total number of members	**N/A**	**N/A**
Number of remunerated members	**N/A**	**N/A**
Granting shares		
Grant date	N/A	N/A
Number of shares granted	N/A	N/A
Maximum term for delivery of shares	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Fair value of shares on the grant date	N/A	N/A
Multiplying the number of shares granted by the fair value of the shares on the grant date	N/A	N/A

Share-based compensation – fiscal year ended 12/31/2021	Board of Directors	Statutory Board of Officers
Total number of members	**N/A**	**N/A**

Number of remunerated members	**N/A**	**N/A**
Granting shares		N/A
Grant date	N/A	N/A
Number of shares granted	N/A	N/A
Maximum term for delivery of shares	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Fair value of shares on the grant date	N/A	N/A
Multiplying the number of shares granted by the fair value of the shares on the grant date	N/A	N/A

Share-based compensation – fiscal year ended 12/31/2020	Board of Directors	**Statutory Board of Officers**
Total number of members	**10.0**	**7.0**
Number of remunerated members	**0.0**	**7.0**
Granting shares		
Grant date	N/A	April 14, 2020
Number of shares granted	N/A	492,644
Maximum term for delivery of shares	N/A	April 14, 2023
Restriction term for the transfer of shares	N/A	N/A
Fair value of shares on the grant date	N/A	N/A
Multiplying the number of shares granted by the fair value of the shares on the grant date	N/A	N/A

2021-2023 Plan (Performance Shares and/or Restricted Shares)

Share-based compensation expected for the current fiscal year - Year 2023	Board of Directors	**Statutory Board of Officers**
Total number of members	**10.0**	**8.0**
Number of remunerated members	**0.0**	**8.0**
Granting shares		
Grant date	N/A	To be defined
Number of shares granted	N/A	To be defined
Maximum term for delivery of shares	N/A	To be defined
Restriction term for the transfer of shares	N/A	N/A
Fair value of shares on the grant date	N/A	N/A
Multiplying the number of shares granted by the fair value of the shares on the grant date	N/A	N/A

Share-based compensation - fiscal year ended 12/31/2022	Board of Directors	**Statutory Board of Officers**
Total number of members	**10.0**	**7.5**

Number of remunerated members	**0.0**	**7.5**
Granting shares		
Grant date	N/A	April 26, 2022
Number of shares granted	N/A	1,227,712
Maximum term for delivery of shares	N/A	April 26, 2025
Restriction term for the transfer of shares	N/A	N/A
Fair value of shares on the grant date	N/A	N/A
Multiplying the number of shares granted by the fair value of the shares on the grant date	N/A	N/A

Share-based compensation – fiscal year ended 12/31/2021	Board of Directors	Statutory Board of Officers
Total number of members	**10.0**	**7.7**
Number of remunerated members	**0.0**	**7.7**
Granting shares		
Grant date	N/A	May 05, 2021
Number of shares granted	N/A	2,382,516
Maximum term for delivery of shares	N/A	May 05, 2024
Restriction term for the transfer of shares	N/A	N/A
Fair value of shares on the grant date	N/A	N/A
Multiplying the number of shares granted by the fair value of the shares on the grant date	N/A	N/A

Share-based compensation – fiscal year ended 12/31/2020	Board of Directors	Statutory Board of Officers
Total number of members	**N/A**	**N/A**
Number of remunerated members	**N/A**	**N/A**
Granting shares		
Grant date	N/A	N/A
Number of shares granted	N/A	N/A
Maximum term for delivery of shares	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Fair value of shares on the grant date	N/A	N/A
Multiplying the number of shares granted by the fair value of the shares on the grant date	N/A	N/A

8.11. As regards the shares delivered in relation to the share-based compensation of the Board of Directors and the Statutory Directors, in the last three years, prepare a table with the following content:

a. body

b. total number of members

c. the number of remunerated members

d. quantity of shares

e. weighted average price for acquisition

f. weighted average market price of the acquired shares

g. multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares

Options exercised - Year ended December 31, 2022	Board of Directors	Statutory Board of Officers
Total number of members	**10.0**	**7.5**
Number of remunerated members	**0.0**	**7.5**
Number of shares delivered	N/A	1,756,091
Weighted average price for acquisition	N/A	R$ 13.1496
Weighted average market price of acquired shares	N/A	R$ 12.9772
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	N/A	R$ 302,822.82

Options exercised - Year ended December 31, 2021	Board of Directors	Statutory Board of Officers
Total number of members	**10.0**	**7.7**
Number of remunerated members	**0.0**	**7.7**
Number of shares delivered	N/A	402,806
Weighted average price for acquisition	N/A	R$ 12.7578
Weighted average market price of acquired shares	N/A	R$ 12.1642
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	N/A	R$ 239,080.7431

Options exercised - Year ended December 31, 2020	Board of Directors	Statutory Executive Board
Total number of members	**10.0**	**7.0**
Number of remunerated members	**0.0**	**7.0**
Number of shares delivered	N/A	186,870
Weighted average price for acquisition	N/A	R$ 15.4828
Weighted average market price of acquired shares	N/A	R$ 14.265
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	N/A	R$ 227,570.286

8.12. Summary description of the information required for the understanding of the data disclosed in items 8.5 to 8.11, such as an explanation of the method for pricing the value of shares and options:

a. pricing model	Monte Carlo simulation for the 2014-2016 grants, due to the reliance on the performance of the Companies to define the strike price. For the grants of the 2018-2020 and 2021-2023 Plans, due to the fair value of the shares being equivalent to the face value of the share at the time of calculating the plan grants, there is no fair value simulation.

b. data and assumptions used in the pricing model, including the weighted average price for shares, exercise price, expected volatility, useful life of the option, expected dividends and risk-free interest rates	**2014-2016 Plan - 2014 Grant** - weighted average price of the share (base price) of R$ 13.42 on the grant date, volatility of 44.6% pa, an expected life of the option corresponding to 6 years and an interest rate risk-free annual rate of 10.66% pa. **2014-2016 Plan - 2015 Grant** - weighted average price of the share (base price) of R$ 8.45 on the grant date, volatility of 35.50% pa, an expected life of the option corresponding to 6 years and an interest rate risk-free annual rate of 16.1% pa. **2014-2016 Plan - Grant 2016** - weighted average share price (base price) of R$ 8.10 on the grant date, volatility of 36.70% pa, an expected life of the option corresponding to 6 years and an interest rate risk-free annual rate of 11.73% pa. **2018-2020 Plan** – The fair value of the shares is equivalent to the face value of the share when the plan is granted. Therefore, there is no fair value simulation. **2021-2023 Plan** – The fair value of the shares is equivalent to the face value of the share when the plan is granted. Therefore, there is no fair value simulation.
c. method used and assumptions adopted in order to incorporate the effects expected from the anticipated exercise	There is no possibility of carrying out early exercise. The exercise periods are predetermined by the Board of Directors. Specifically for the 2018-2020 and 2021-2023 Plans, there is no delimitation of the exercise period, but it is necessary, in the same way as provided for the 2014-2016 Plan, to wait for the grace periods to be met.
d. form of determination of the expected volatility	Calculated based on the correlation between the historical result of TIM and the other companies that make up the panel of participating companies, in addition to the Ibovespa index, observing the daily returns in the historical period of six years (effectiveness of the Plan) before the Valuation Date.
e. if any other characteristic of the option was incorporated in the measurement of its fair value	For the 2014-2016 Plan, considering the characteristics of the option plan, since the strike price of the options depends on the price performance of a group of shares/index, the Monte Carlo method was used in the valuation and the probability of the expected returns of stock prices/index was incorporated in the pricing model. As for the 2018-2020 and 2021-2023 Plans, there is no fair value simulation, since the fair value of the shares is equivalent to the face value of the share at the time of calculation of plan grants.

8.13. Notify the number of shares, quotas and other securities convertible into shares or quotas, issued in Brazil or abroad by the issuer, its direct or indirect controlling shareholders, subsidiaries or under joint ownership, which are held by members of the Board of Directors, the Statutory Board of Officers or the Fiscal Council grouped by body

December 31, 2022:

Board of Directors		
Security	Characteristics of the securities	Quantity
Shares	Common nominative	242,961

Statutory Board of Officers		
Security	Characteristics of the securities	Quantity

Shares	Common nominative	682,534

Fiscal Council		
Security	Characteristics of the securities	Quantity
Shares	Common nominative	0

Controlling shareholder		
Security	Characteristics of the securities	Quantity
Shares	Common nominative	1,611,969,946

8.14. As regards the social security plans in force granted to the members of the Board of Directors and the Statutory Board of Officers.

Year 2022	Board of Directors	Statutory Executive Board
Total number of members	N/A	7.5
Number of remunerated members	N/A	3.42
Plan name	N/A	Supplementary social security plan – TIM
Number of management members that present the conditions to retire	N/A	0
Conditions to anticipate retirement	N/A	None
Updated amount of the accumulated contributions in the social security plan up to the closing of the last year, discounting the portion related to the contributions directly made by the officers	N/A	R$ 1,815,865.43
Updated accumulated value of contributions made during last year, less the portion related to contributions directly made management members.	N/A	R$ 714,306.86
Possibility of early redemption and conditions	N/A	YES

N.B.: The accumulated amount may vary negatively due to the early departure of a participant from the Pension Plan.

I. if there is the possibility of early redemption and conditions

In this plan, all employees are eligible and can join at any time as long as it is within the periods agreed between TIM and Itaú Previdência Privada.

During the contributions, redemption of the employee's contribution part can also be done at any time. In case of partial redemption, the employee will lose the right to the proportional amount of the company's contribution. Total Redemption of the Basic Contribution will only be possible in cases of plan cancellation.

If the employee is dismissed, before fulfilling the eligibility conditions for the benefit, he/she will redeem 100% of his/her contribution and in relation to TIM's contributions, it will be according to a percentage scale that starts with 3 years with the company at 30% and with 10 years redeems 100% of the value of the company.

8.15. In the form of a table, in relation to the last three years, and in relation to the Board of Directors, the Statutory Board of Officers and Fiscal Council, state:

	Statutory Executive Board			Board of Directors			Fiscal Council		
	2020	2021	2022	2020	2021	2022	2020	2021	2022
Total number of members	7.0	7.7	7.5	10.0	10.0	10.0	3.0	3.0	3.0
Number of remunerated members	7.0	7.7	7.5	4.0	4.8	5.0	3.0	3.0	3.0
Amount of the highest individual compensation (Reasi)	8,782,686	16,140,159	13,309,287	1,236,000	1,415,000	1,446,000	168,000	180,800	172,800
Amount of the lowest individual compensation (Reais)	2,633,852	2,953,666	3,564,598	624,000	624,000	624,000	168,000	168,000	172,800
Average value of Individual compensation (Reais)	4,522,784	5,683,971	8,696,427	794,033	872,672	883,800	168,000	172,578	170,222

8.16. Describe contractual arrangements, insurance policies or other instruments that constitute compensation or indemnity mechanisms to the directors in case of removal or retirement, informing the financial consequences to the Issuer

For the members of the Board of Directors and the Fiscal Council, when installed, there is no provision in the contract or other mechanism that grants additional compensation or indemnification in case of removal from office or retirement.

For members of the Statutory Board of Officers, their contracts may or may not provide for additional compensation or indemnification in the event of termination, corresponding to the amounts and conditions, of a legal or complementary nature, to be paid in the event of termination of the term of office or termination of the employment relationship with the Company. Legal termination amounts are calculated and paid by the company in accordance with current and applicable legislation for each type of termination. Eventual amounts and additional termination conditions are defined based on market practices, considering the different termination modalities. The position involved, the Executive's tenure in the Company, the context and conditions under which the terminations are being carried out are also factors that affect this definition. In general, such compensation is related to non-competition agreements and/or early termination of contracts. Contracts may also provide for ways of settling variable compensation that on the date of termination do not yet have the result of their objectives available.

At the end of fiscal year 2022, 9 Company's Officers have contracts with clauses of this nature. In none of the contracts do the amounts involved exceed two annual compensation (fixed, variable and benefits).

The Company has Directors and Officers (D&O) civil liability insurance contracted with the insurance company CHUBB Seguros Brasil S.A. and Tokio Marine Seguros S.A., effective from October 14, 2022 to October 14, 2023. The maximum indemnity limit for this policy is US$ 50 million and coverage for the insured period is 100%

8.17. In connection with the last three fiscal years and the forecast for the current fiscal year, indicate the percentage of total compensation of each body recognized in the profit or loss of the Issuer in regard to the members of the Board of Directors, Statutory Board of Officers or Fiscal Council that are parties related to the direct or indirect controlling shareholders, as defined in the accounting rules that address this issue.

Regarding the members of the Management who are parties related to the controlling shareholders, direct or indirect, we indicate below the percentage of the total compensation per body recognized in the Company's profit or loss for the years 2020, 2021 and 2022:

Management Body	Percentage of compensation recognized in profit or loss in		
	2020	2021	2022
Board of Directors	100%	100%	100%
Statutory Board of Officers	100%	100%	100%
Fiscal Council	100%	100%	100%

1. Until 08/31/2020, TIM S.A. was controlled by TIM Participações S.A., and on this date the merger of TIM Participações S.A. by TIM S.A. was approved. For comparison purposes, the table above reflects the information from Jan/20 to Aug/20 of its parent company, TIM Participações S.A., plus the information of TIM S.A from Sep/20 to Dec/20.

8.18. Regarding the last three fiscal years and the forecast for the current fiscal year, indicate amounts recognized in the Issuer's profit or loss as compensation of members of the Board of Directors, Statutory Board of Officers, or Fiscal Council, grouped by body, and paid for any reason other than the position they hold, for example, commissions and advisory or consulting services provided.

In the years ended December 31, 2022, December 31, 2021 and December 31, 2020, the Company did not compensate the members of the Statutory Board, members of the Board of Directors and of the Fiscal Council for any titles other than for other functions performed in the company, if not the one they occupy.

8.19. Regarding the last three fiscal years and the forecast for the current fiscal year, indicate amounts registered in the profit or loss of the direct or indirect controlling shareholders, companies under joint ownership and of subsidiaries of the issuer, as compensation to members of the Issuer's Board of Directors, Statutory Board of Officers or Fiscal Council, grouped by body, specifying to under which title such amounts were assigned to such individuals.

The Company's executives, independent members of the Board of Directors and members of the Fiscal Council have their compensation fully supported by TIM S.A..

Other compensation received by Board members and members of the Company's fiscal council:

Fiscal year 2020 - other remuneration received, specifying the title to which it was attributed

	Board of Directors (R$)	Statutory Board of Officers (R$)	Fiscal Council (R$)	Total (R$)
Direct and indirect controllers	18,407,262.50	-	-	18,407,262.50
Subsidiaries of the issuer	-	-	-	-
Companies under common control	-	-	-	-

Fiscal year 2021 - other remuneration received, specifying the title to which it was attributed

	Board of Directors (R$)	Statutory Board of Officers (R$)	Fiscal Council (R$)	Total (R$)
Direct and indirect controllers	13,500,609.54	-	-	**13,500,609.54**
Subsidiaries of the issuer	-	-	-	-
Companies under common control	-	-	-	-

Fiscal year 2022 - other remuneration received, specifying the title to which it was attributed

	Board of Directors (R$)	Statutory Board of Officers (R$)	Fiscal Council (R$)	Total (R$)
Direct and indirect controllers	14,282,203,.0	-	-	14,282,203.20
Subsidiaries of the issuer	-	-	-	-
Companies under common control	-	-	-	-

8.20. Provide other information that the issuer deems relevant

The Company understands that there is no other relevant information.

10. Proposal of extension of the Cooperation and Support Agreement

Highlights

- ADVISIA OC&C strategy consultants is the responsible for independent fairness opinion of cooperation & support contract with Telecom Italia – according to CAE requirements in 2018. The positioning will be issued to support CDA of 2023;

- Total Amendment Value is € 7.90 M, maintaining the value of the previous Amendment (€ 1.90 M);

- Total number of Projects is 50, a decrease of c.c. 4.2% compared with the 15th Amendment (48 projects);

Cooperation and support 2023/24 offer

Total yearly contract value
M EUR


Legenda: Consulting network
Consulting Com & Corp
Outsourcing network
Outsourcing IT
Plug & Play IT
2017/18
2018/19
2019/20
2020/21
2021/22
2022/23
2023/24
YoY[1] (%)
Total[1] (%)
Price[1] (%)
Man-day[1](%)
CAGR[2] (%)
Total
10,88
10,88
8,80
9,65
8,09
7,90
7,90
0%
0%
0%
-5%
Breakdown
Consulting
5,57
6,08
4,39
4,29
3,03
3,36
3,39
2,14
2,16
2,08
1,83
1,48
1,40
1,37
Detalhado nos próximos slides
1%
2%
0%
0%
0%
-8%
Outsourcing
1,59
1,08
1,10
1,46
1,82
1,41
1,41
1,11
0,46
0,41
1,40
1,45
1,43
1,33
0%
7%
4%
1%
4%
-
Plug & Play
0,47
1,10
0,81
0,37
0,31
0,31
0,41
32%
0%
32%
-2%
Contract mix
% of value
21 14 9 13 51
22 19 7 6 46
24 21 3 9 43
44 16 16 4 19
37 22 18 4 18
43 18 18 4 18
43 18 17 5 17

1. Comparison between 2022/23 and 2023/24
2. CAGR 2017/18 to 2023/24

Fonte: TIM Brasil

Main benefits of cooperation and support 2023/24 offer

Consulting projects details

Consulting (60%Total[1])

Value in k€ and number of projects


6 New projects[2]
(304 k€)
38 Projects
(4,759 k€)
32 Renewed Projects[2]
(4,455 k€)

Main benefits

Renewed projects

- Support on **classification and risk analysis of TIM Brasil IT Applications** in order to fulfill the requirements, highlighted from Compliance, Audit and ERM
- Ensure **strategic and economic synergies** on projects planned for Security structure of the whole TIM group, taking advantages from TIM Italia general experience and methodologies
- Support TIM Brasil in the **exploitation of 5G opportunities**
- Analysis and evaluation of opportunities for **improvement in the quality of Mobile Services**
- Support TIM Brasil in topics concerning **Ultra Broadband FTTx networks**, with respect to deployed technologies and state of art technologies

New projects

- Support TIM Brasil in **improving the transport network performance**
- Support TIM Brasil in the **development of the Wholesale roaming business**

1. Proportion of total cost
2. Telecom Italia classification

Fonte: TIM Brasil

Main benefits of the contract – COMM & CORP

Consulting projects details – Commercial and Corporate

Customer expectations on sector demand a consistent and optimized structure of commercial and corporate functions guaranteeing high quality of service

1. Optimization of commercial services to accompany the expansion of converged ultra-broadband networks
2. Need to support the increase in site density through corporate functions
3. Advanced analytics tools
4. Dynamic customer expectations and new technologies driving a disruption in the current telcos operating model

COMM & CORP	CAPEX (k€)
Virtual security	1,914
Corporate functions	1,478
TOTAL[1]	3,392

Main benefits for TIM Brasil

- Improvement and creation of solutions to **prevent cyber attacks** and information compromise
- Know How sharing about **going initiatives and blue prints** in Italy
- Consulting services to support and share experiences in risk management solutions to **monitor threats and mitigate impacts**
- Know-how in methodologies, processes and critical paths in **Audits, Compliance and Risk Management**

1. Total expected Commercial and Corporate services on 2023/24 contract

Source: TIM Brasil

Rate Comparison (Jan/2022 – 16th Amendment)

ADVISIA evaluated the services fares offered in Italy and Brazil, and concluded that the fares applied by Telecom Italia, both for consulting and IT services, are in accordance with the fares practiced in the market (Italian and Brazilian) for similar services.

Consulting

Average range – Analysis on European fares

€/Man Day	Min	Max
Blended rates	799	2,613

TI Blended[2,3,4,5,6]: 728 (Normal)

Average range – Analysis on Brazilian fares[1]

€/Man Day	Min	Max
Blended rates[1]	509	1,592

Outsourcing IT and Plug & Play

Average range – Analysis on Italian fares

€/Man Day	Min	Max
Blended rates	444	679

TI Blended[2,3,4,5,7]: 442 (Normal)

Average range – Analysis on Brazilian fares[1]

€/Man Day	Min	Max
Blended rates[1]	223	481

Risk | Attention[8] | Normal

1. TIM Plan internal EUR/BRL exchange rates were used in this analysis: 2023: 5.76 2024: 5.67
2. Europe 2022 annual inflation 9.2% (Eurostat)
3. Brazil 2022 annual inflation 5.9% (IBGE)
4. Taxes excluded
5. Blended rate considers 0% of Consulting labor and 0% of IT labor conducted in Brazil
6. Blended rate considers: 29% Senior manager, 37% Manager, 34% Consultant
7. Blended rate considers: 4% Senior manager, 5% Manager, 91% Consultant
8. Attention is signed when prices are more than 10% off-range

Source: TIM Brasil

Telecom Italia rates–Local and Brazil–€/Man Day

Actual vs. forecast comparison

Category	Rate	Location	2022/23	2023/24
Consulting	Senior manager Rate[1]	Local	1,085	1,085
		Brazil	1,785	1,785
	Manager Rate[1]	Local	665	665
		Brazil	1,365	1,365
	Senior consultant Rate[1]	Local	490	490
		Brazil	1,190	1,190
Outsourcing / Plug & Play	IT Rate[1]	Local	400	400
		Brazil	1,000	1,000

		2021/22	2022/23
Blended rates[1]	Consulting	727	728[2]
	IT	442	442[2]

Telecom Italia maintained all rates from 15h to the 16th amendment

There is a daily travel expense rate that is added to the daily rate when the service is delivered in Brazil:

- Consulting: + 700 €/Man Day
- IT: + 600 €/Man Day

Blended rate has maintained the same level

1. Taxes excluded
2. Travel expenses were not considered in these rates

Source: TIM Brasil

11. Fairness Evaluation of the Cooperation and Support Agreement

Telecom Italia services to TIM Brasil on 2023 sum 7.90M € and it is divided in consulting services, outsourcing systems/support and plug & play tools…

Executive summary

Telecom Italia services come since 2006 and brought expertise in many subjects to TIM Brasil…	• Telecom Italia services to Tim Brasil S.A. were idealized in 2006 to foster benefits from expertise, solutions and innovations, which are still not broadly available in the Brazilian market, with optimized CAPEX and lower implementation risk – 17 years of contract since 2006 with a value of ~10M € per annum – ~290 projects accomplished and ~160M € in services along the contract duration
… the 16th amendment has total value of 7.90 M € and scope of 50 projects in different subjects. *Pages 6-10*	• In 2023 the 16th amendment value is on **7.90M €,** divided in Consulting (4.76M), Outsourcing (2.73M) and Plug&Play (0.41M); with the following definition: – **Consulting:** Scope **4.76M €** with 38 projects – Best practices, experience sharing, guidance and support in operational and corporate subjects – **Outsourcing and other services**: Scope **2.73M €** with 11 projects – Development, maintenance, testing and support in customized solutions, including network equipment specifications and testing – **Plug & Play:** Scope **0.41M €** with 1 project – Telecom Italia developed solutions implemented with adjustments for TIM Brasil
For the Fairness Opinion these projects were analyzed according to their specificities and a brief CSA process diagnosis was conducted *Pages 12-14*	• For each project type there was a different approach on analysis: – **Consulting services:** Interviews were made with management from TIM in Brazil and man-day prices were compared with International Strategic and Management Consultants in Brazil and Europe – **Outsourcing and other services**: Interviews were made with management from TIM in Brazil and man-day prices were compared with IT professional services in Brazil and Italy – **Plug&Play:** Interviews were made with management from TIM in Brazil and man-day prices were compared with IT professional services in Brazil and Italy

Source: ADVISIA OC&C analysis

… in Fairness opinion we analyzed CSA projects related processes and also compared man-day prices with consulting firms and IT professionals

Executive summary

Telecom Italia rates were below most European references and inside the range charged in Brasil, both for Consulting and IT…

Pages 15-18

- Prices charged by Telecom Italia are competitive with European and Brazilian consulting firms; that is due to a significant standard deviation in management and strategic consulting prices in most market:
  - **Consulting services:** Telecom Italia man-day prices are within the range of management and strategic consulting firms both in Brazil and below the range in Europe
  - **IT services**: Telecom Italia IT prices are within the range of IT professional hiring costs in Brazil, and below the range in Italy

---

... interviewing management of most projects, the main takeaways were (i) importance of software services and testing for operations in TIM Brazil and (ii) a few improvements on process

Pages 19-21

- SCTR, Timplan, REGMAN, NGASP and Erato softwares are an important part of TIM technologies; they ease TIM Brasil and Telecom Italia data and information exchange and are constantly being improved according to TIM Brasil's needs. After diagnosing gaps in company areas, other tools from Telecom Italia
- New projects are responsible for 3.8% of total contract value (304k €)
- Advanced network expertise and up-to-date technologies in Telecom Italia provide know-how for several types of testing that are essential for network diagnosis. Technical reports and insights on new equipment could provide competitive advantage for TIM Brasil
- The Roadmap focus is on overall projects benefits; many managers believe that defining deliverables beforehand is a very good improvement for the current process

Source: ADVISIA OC&C analysis

The 16th Amendment includes 50 projects, classified by nature as consulting, outsourcing and plug & play

2023/24 – 16th contractual amendment scope

In k €


4,759
New
304
Renewed
4,455
1
2,738
0
2,738
2
408
408
0
3
7,904
304
7,601
Contract categories
Consulting
Outsourcing
Plug & play
Total of projects
# of Renewed projects
32
11
1
44
# of New projects
6
-
-
6

Functionality definition

- Most CSA services are **consulting** projects focused on knowledge transfer to the areas of CTIO, Corporate and Commercial
- **Outsourcing** projects encompass methodologies/systems that require adaptation services, current improvements and support
- The other systems provided by Telecom Italia, classified as **plug & play**, are applicable to the reality of TIM Brasil with minor adjustments

Source: ADVISIA OC&C analysis

1 Consulting

Telecom Italia's business and technical expertise is assimilated by TIM Brasil through consulting guidance and experience sharing projects

Consulting projects – Per area
In k €

	Value	Projects
Corporate	3,337	8
Network	1.367	28
Wholesale	55	1
Total	**4,759**	**38**

Per start year[1]
In % of total value



6%
6%
3%
52%
32%
2019 & before
2020
2021
2022
2023

Per value type[1]
In % of total value



0%
100%
Labor Costs (in Italy)
Labor Costs (in Brazil)

16th amendment top 4 projects
In k €



1,500 (32%)
752 (16%)
500 (11%)
393 (8%)
1,614 (34%)
4,759
Cyber Security Projects and solutions sharing
Revenue Assurance
Revenue Competence Center / Software Factory
ICT Security & ICT Risk Management Support
Other projects
Total

1. Values consider projects' prices in 2023/24
Source: ADVISIA OC&C analysis

Outsourcing projects include tools development and maintenance, apart from network testing and support services

Outsourcing projects – Per area
In k €

	Value	Projects
IT	1,325	2
Network	1,413	9
Total	**2,738**	**11**

Per start year[1]
In % of total value


9%
0%
46%
45%
2019 & anterior
2021
2020
2022

Per value type[1]
In % of total value


7%
93%
Labor Costs (in Italy)
Licenses

16th amendment top 4 projects
In k €


1,225
(45%)
456
(17%)
361
(13%)
201
(7%)
495
(18%)
2,738
2,738
(100%)
Testing Automation
NGASP
REGMAN
Sentinel: automation of Network DC Configuration - Management & Orchestration
Other projects
Total

1. Values consider projects' prices in 2023/24
Source: ADVISIA OC&C analysis

Other systems provided by Telecom Italia are classified as plug & play due to their readiness to use in Brazil, demanding minor adjustments

Plug & Play projects – Per area
In k €

	Value	Projects
IT	408	1
Total	**408**	**1**

Per start year[1]
In % of total value


100%
2015

Per value type[1]
In % of total value


0%
100%
Labor Costs (in Italy)
Labor Costs (in Brazil)

16th amendment project
In k €


408
SCTR Brasile
Only project classified as plug & play tool

The major difference between plug & play and outsourcing projects is the **versatility of the tools** to be implemented. Plug & play tools require less time and effort for IT developments

1. Values consider projects' prices in 2022/23
Source: ADVISIA OC&C analysis

For software services and licenses we will evaluate labor costs as it represents the major part of costs

Project categories approach

1. Consulting
2. Outsourcing & other services
3. Plug & Play

1. Labor costs explain ~97% of total contract value, therefore should be prioritized in analysis

Illustrative


Total labor: 97%
97%
0%
3%
0%
100%
Labor costs (in Italy)
Labor costs (in Brazil)
Licenses
Other costs
Total

2. Benchmark on man-day prices for consulting and IT services


Min
Max
3,000
1,500
0
Benchmaring fare ranges
Consultant
IT professional

- **A1** Man-day prices from consulting firms, including network projects
- **A2** Man-day prices from IT professionals
- **A3** Logistics, lodging and other costs

Source: ADVISIA OC&C analysis

There are 2 main disclaimers on price comparison analysis: (i) Gross-up effect on Telecom Italia prices and (ii) discount on consulting prices

A Disclaimers on price comparison analysis

- In CSA contract TIM Brasil pays all project value (7,904k € for 16th amendment) **plus all taxes and costs of transaction** (+2,771k €)
- When making prices comparison analysis, other suppliers' man-day rates were cut-off by 25.96%

2023/24 – 16th amendment scope
In k €


7,904
2,771
10,676
Amendment value
Gross-up
Estimated payment value
25.96%
All taxes considered
(IR and CS, PIS, Cofins, Cide)

Source: ADVISIA OC&C analysis

1 Consulting – Market Price Comparison

Telecom Italia's consulting service rates are within multinational strategic and management consulting firms price range in Brazil and below EU's range

A1 European market consulting firms rates[12]

In € / man-day

Multinational strategic consulting (Players A, B) | Multinational management consulting (Players C, D)

	Player A	Player B	Player C	Player D
Senior manager	3,354	2,437	1,459	1,011
Manager	2,648	1,653	1,305	905
Senior consultant	1,942	1,131	653	503

Min.	Max.
1,011	3,354
905	2,648
503	1,942

Blended[3]
799 – 2,613

✓

Telecom Italia below the European range

Brazilian market consulting firms rates[12]

In € / man-day

	Player E	Player F	Player G	Player H
Senior manager	1,947	1,623	825	611
Manager	1,742	1,452	738	547
Senior consultant	1,127	939	389	383

Min.	Max.
611	1,947
547	1,742
383	1,127

Blended[3]
509 – 1,592

✓

Telecom Italia average rates at 15th amendment consulting services

In € / man-day

TELECOM ITALIA	In Italy	In Brazil	% travel
Senior manager	1,085	1,745	0%
Manager	665	1,365	
Senior consultant	490	1,190	

Blended
1,085
665
490

Blended[3]
728[3]

1. Internal EUR / BRL exchange rates of the TIM Brasil Plan were used in this analysis: 2023: 5.76 2024 5.67
2. Taxes excluded
3. 29% Senior manager, 37% Manager, 34% Consultant

Source: ADVISIA OC&C analysis

Taking a deeper look within Brazilian prices, Telecom Italia's rates are closer to management consulting prices

A1 Comparison between consulting firms pricing[1,2] and Telecom Italia

In € / man-day



Multinational strategy consulting firm
Multinational management consulting firm
Telecom Italia³
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
Player E
Player F
Player G
Player H
Consultor sênior
Gerente
Gerente sênior

Telecom Italia pricing in Brazil

- Prices below most multinational strategic consulting firms (Ex: OC&C, Mckinsey, BCG, Oliver Wyman, Bain, etc)
- Prices similar to multinational management consulting firms (Ex: Accenture, Delloite, KPMG, Ernst Young, etc)

1. Internal EUR / BRL exchange rates of the TIM Brasil Plan were used in this analysis: 2023: 5.76 2024: 5.67
2. Taxes excluded

Source: ADVISIA OC&C analysis

Telecom Italia's IT service rates are below IT professional teams price range in Italy and within the range charged in Brazil

A2 Comparison between Telecom Italia's IT rate, Italian and Brazilian blended man-day rates[1,2]

In € / man-day

Italy

Min.	Max.
444	679

✓

Brazil

Min.	Max.
223[3]	481[3]

✓

Price diagnosis

- Telecom Italia's tariffs are below the reference range[4] when compared to European costs and inside the range when compared to Brazilian costs

Telecom Italia prices for IT services on 15th amendment

In € / man-day

TELECOM ITALIA

	In Italy	In Brazil	% travel
Senior manager	1,085	1,745	0%
Manager	665	1,365	
Senior consultant	400	1,000	

	Blended
IT professional	442[4]

1. Internal EUR / BRL exchange rates of the TIM Brasil Plan were used in this analysis: 2023: 5.76 2024: 5.67
2. Taxes excluded – usually payed by service provider
3. Junior team composed of Júnior Project Manager and Júnior specialists / Senior team, composed of Project Manager and Senior Specialists
4. 4% Senior manager, 5% Manager, 91% Consultant

Source: ADVISIA OC&C analysis

Interviews on projects have shown that Telecom Italia has technologies and know-how that distinguish from the market

B1 Projects perception based on internal interviews

Not exhaustive

	Topics discussed	Internal team perception	
Consulting	• Revenue assurance • Digital security and risk management • Network engineering • Architecture innovations • Solutions for QoS and KPI control	*"Telecom Italia's consulting services point out technical and procedural lags in TIM Brasil and, from there, we are able to structure improvements."* **Executive manager**	*"An improvement possibility on CSA projects is defining clear deliverables per project beforehand – technical reports, workshops, etc."* **Executive manager**
Outsourcing & other services	• Technical specifications for software implementation • Systems improvements and support • License management • Network testing labs	*"Telecom Italia's network is more technologically advanced, so following its steps towards modernization and virtualization is a great guideline to improve our positioning."* **Executive manager**	*"When providing tests and technical support, Telecom Italia's experts share fixed broadband experience that is vital to TIM Fiber in Brazil."* **Engineering manager**
Plug & Play	• Interconnection billing tool	*"Using Telecom Italia's tools simplifies software implementation and maintenance, skipping most of the development steps."* **Executive manager**	

1. Comparison between 2022/23 and 2023/24 contracts
2. Considering exclusively renewed projects

Source: ADVISIA OC&C analysis

Project prices variation – YoY

Most project prices have increased compared to previous contract, renewed projects had a price growth mainly due to increased scope

B2 Projects price behavior YoY[12]
In k €
(# of projects)

	Decrease	Increase	Mainten-ance	Total
Consulting	-192 (20)	419 (2)	- (10)	+227 (19)
Outsourcing & other services	-100 (6)	- (0)	- (5)	-100 (5)
Plug & Play	- (0)	100 (1)	- (0)	100 (1)
Total	**-292 (26)**	**+519 (3)**	**- (15)**	**+226 (44)**

+ 6 new projects

Renewals with largest expenditures YoY
In k €



2022/23
2023/24
Cyber Security Projects and solutions sharing
1,141
1,500
+32%
Testing Automation
1,325
1,225
-8%
Revenue Assurance
752
752
0%
Revenue Competence Center/ Software Factory
500
500
0%

- The projects Cyber Security Projects and solutions sharing, Revenue Assurance and Revenue Competence Center / Software Factory belong to the Consulting category
- Testing Automation belongs to the Outsourcing & other services category

1. Comparison between 2022/23 and 2023/24 contracts
2. Considering exclusively renewed projects

Fonte: Análise ADVISIA OC&C

In turn, the 6 new projects included in contract, with workflow yet to be defined, are representative in scope

B2 Breakdown of contract by new/old projects

In k €


7,904
304
3.8%
7,601
96.2%
16th Amendment
New projects
Renewed projects
50
5
43

Expenditures with new projects

The value of new projects Is divided between:
Corporate (41%)
Mobile Network (41%)
Wholesale (18%)

304 k €
in 6 new projects represents 4% of the value of the 16th Ammendment (7,905 k €)

100% of new projects are are in the Consulting category

Source: ADVISIA OC&C analysis

From the 12th Amendment onwards, all projects were classified by ADVISIA according to nature of services with clear definitions

Project classification – After 12th Amendment

#	Category	Definition	Served areas	Larger projects
1	Consulting	Best practices, experience sharing, guidance and support in operational and corporate subjects	Comm & Corp[1]	▪ Cyber Security Projects & Solutions Sharing ▪ Revenue Assurance
			CTIO	▪ Mobile Technical Quality Insights ▪ CPE & Home Environment Engineering
2	Outsourcing & other services	Development, maintenance, testing and support in customized solutions for all areas in TIM Brasil, including Network equipment specifications and testing	CTIO	▪ Testing Automation ▪ NGASP-EVO ▪ REGMAN ▪ Sentinel: automation of Network DC Configuration
3	Plug & Play	Telecom Italia developed solutions implemented with required adjustments in TIM Brasil	CTIO	▪ SCTR Brasile

1. BSO, CFO, CRO, Strategy & Transformation, Legal, HR & Organization, Regulatory, Audit and Compliance

Source: ADVISIA OC&C analysis

There is a specific approach for each project category and a brief assessment on CSA related processes was conducted

Project categories approach

#	Category	Definition	Analysis
1	Consulting	Best practices, experience sharing, guidance and support in operational and corporate subjects	Interviews & Consulting price comparison
2	Outsourcing & other services	Development, maintenance, testing and support in customized solutions for all areas in TIM Brasil, including Network equipment specifications and testing	Interviews & IT Price comparison
3	Plug & Play	Telecom Italia developed solutions implemented with required adjustments in TIM Brasil	Interviews & IT Price comparison

Source: ADVISIA OC&C analysis

For testing and support, interviews with TIM Brasil experts will drive the project importance and QoS provided

Project categories approach

1. Consulting
2. Outsourcing & other services
3. Plug & Play

1. Interviews with main stakeholders



Interviews with key stakeholders assessing:

- Main deliverables
- Quality of service
- Relevance of project for TIM Brasil network capabilities

2. Diagnosis on projects deliverables



Rationalize and sum-up interview quotes on project importance

- **B1** Interviews sum-up
- **B2** Projects grow and new projects
- **B3** Deliverables

Source: ADVISIA OC&C analysis

12. 16th Amendment to the Cooperation and Support Agreement

SIXTEENTH AMENDMENT

TO THE

COOPERATION AND SUPPORT AGREEMENT

SIXTEENTH AMENDMENT TO THE COOPERATION AND SUPPORT AGREEMENT

This Sixteenth Amendment to the Cooperation and Support Agreement (the "**Sixteenth Amendment**") is made this [°°°] 2023, by and between:

TIM S.p.A., a company incorporated in the Republic of Italy, with registered office at Via Gaetano Negri, 1, 20123 Milan, Italy, tax code, VAT number and registration with the Milan Business Register 00488410010(hereinafter referred to as "**TI**")

and

TIM S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. João Cabral De Mello Neto, nº 850, BLC 001, SALAS 501 a 1208, Bairro Barra da Tijuca, CEP 22775-057, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 02.421.421/0001-11 (hereinafter referred to as "**TIM SA**");

Formatted: Portuguese (Brazil)

For the purposes hereof TI and TIM SA shall each individually be referred to as a "**Party**" and collectively be referred to as the "**Parties**".

WHEREAS, TI, TIM CELULAR SA, TIM Participações SA and TIM Nordeste SA, as of the 30th of May 2007, executed the Cooperation and Support Agreement (the "**Cooperation and Support Agreement**") for the provision of different kind of services and/or the granting of software licenses, by TI to TIM CELULAR SA and TIM Nordeste SA, in the areas of *inter alia* Network, Information Technology and Marketing and Sales;

WHEREAS, effective as of the 30th of December 2009, Intelig Telecomunicações Ltda became a wholly owned subsidiary of TIM Participações SA and therefore a company indirectly controlled by TI;

WHEREAS, effective as of the 31st of December, 2009, TIM Nordeste SA has been merged into its direct controlling company TIM CELULAR SA;

WHEREAS, on the 31st of October, 2011, TIM CELULAR SA acquired the full Control over TIM Fiber SP Ltda. and TIM Fiber RJ S.A., which became therefore companies indirectly controlled by TI;

WHEREAS, on the 29th of August, 2012, TIM Fiber SP Ltda and TIM Fiber RJ S.A. have been merged into their controlling company TIM CELULAR SA;

WHEREAS, on the 26th of July 2017 Intelig Telecomunicações Ltda has been subject to a corporate transformation from a LTDA company into a SA company, also duly organised under the laws of the Federative Republic of Brazil, and also changing its company name in "TIM SA";

WHEREAS, effective as of the 31st of October, 2018 TIM CELULAR SA has been merged in TIM SA;

WHEREAS, effective as of 28th September, 2020 TIM Participações SA has been merged by incorporation into TIM SA, as approved by the Shareholders' Meetings of TIM Participações SA and TIM SA of August 31st, 2020;

WHEREAS, on the 8th April 2008, the 22nd of April 2009, the 25th of May 2010, the 6th of May 2011, the 24th of April, 2012, the 2nd of January 2014, 14th of April 2015, 28th of April 2016, 26th of April 2017, 30th of April 2018 TI, TIM CELULAR, TIM Nordeste SA (this latter only with respect to the First Amendment and the Second Amendment) Intelig Telecomunicações Ltda (starting from the Fifth Amendment and starting from the Eleventh Amendment denominated TIM SA), TIM Fiber SP Ltda, TIM Fiber RJ SA (these last two companies only with respect to the Fifth Amendment) and TIM Participações SA entered into, respectively, a First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment, Sixth Amendment, Seventh Amendment, Eighth Amendment, Ninth Amendment, Tenth Amendment and Eleventh Amendment to the Cooperation and Support Agreement; on the 28th of March 2019 and 16th of April 2020 TI, TIM SA (formerly denominated Intelig Telecomunicações Ltda and successor by incorporation of TIM CELULAR SA) and TIM Participações SA entered into, respectively, the Twelfth Amendment and the Thirteenth Amendment to the Cooperation and Support Agreement; and on the 9th April 2021 TI and TIM SA (into which TIM Participações SA has been merged) entered into the Fourteenth Amendment to the Cooperation and Support Agreement, whereby they agreed upon to extend the Term of the Cooperation and Support Agreement from its Initial Term until 30th of April 2022 and determined the Road Map applicable for the years 2008, 2009, 2010, 2011, 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019, 2020,2021 and 2022;

WHEREAS, according to the Fifteenth Amendment to the Cooperation and Support Agreement, the Term of the Agreement shall expire on 30th of April 2023;

WHEREAS, TIM SA is willing to continue availing of TI's support and expertise, being provided by TI with services support and license in some core areas of the telecommunication business also beyond the above mentioned expiration date, by further extending the Term of the Cooperation and Support Agreement for an additional twelve months period;

WHEREAS, the further extension of the Term of the Cooperation and Support Agreement as contemplated herein has been duly authorised by each Party's corporate bodies and competent officers, in compliance with the best corporate governance rules and practice to them applicable;

NOW, THEREFORE, the Parties hereto, in consideration of the foregoing premises which form an integral and substantial part of this instrument, agreed to execute this Sixfteenth Amendment to the Cooperation and Support Agreement under the following terms and conditions.

1. Definitions and Interpretation.

1.1 The definitions contained in the Cooperation and Support Agreement and its Annexes shall apply to this Sixteenth Amendment (except where any term is specifically defined herein or the context otherwise requires).

1.2 This Sixteenth Amendment modifies the Cooperation and Support Agreement according to the terms and conditions set forth below. Except as expressly provided in this Sixteenth Amendment, no other term or condition set forth in the Cooperation and Support Agreement and its Annexes is modified, amended or altered by this Sixteenth Amendment.

1.3. Each reference in the Cooperation and Support Agreement or hereunder to "this Agreement", "hereunder", "hereof", "herein" or words of like import referring to the Cooperation and Support Agreement, shall mean and be a reference to the Cooperation and Support Agreement as amended pursuant to this Sixteenth Amendment.

1.4 Each reference in the Agreement to "Company" or "Companies" shall mean a reference to TIM SA.

1.5 Each reference in the Agreement to "Party" or "Parties" shall mean a reference, individually or collectively, as the case may be, to TI and TIM SA.

2. Amendment to the Agreement.

2.1.1 Extension of the Term of the Agreement. The Parties hereby agree to extend the Term of the Agreement, which shall expire on the 30th of April 2023, by establishing that the Agreement shall continue in full force and effect for a further twelve months period, until 30th April 2024 (the "**Extended Term**").

2.2 Projects' Price Cap for the Extended Term. The Parties agree to amend sub-section 5.1 of the Agreement setting forth that, during the Extended Term the Projects to be agreed upon between the Parties in connection with the Agreement shall not exceed the total amount of € 7.904.000 (seven million, nine hundred four thousand Euros) (the "**Projects' Price Cap for the Extended Term").**

2.3 Road Map for the Extended Term. Prior to the execution of this Sixteenth Amendment, TIM SA has been provided by TI with a new Road Map which relates to the Extended Term, aiming at allowing the identification and evaluation of the possible Projects that TIM SA may elect to pursue during the Extended Term. Such new Road Map for the Extended Term, has been further implemented in consultation between TI and TIM SA and, by the execution of this Sixteenth Amendment, it is finally agreed between the Parties in the version which is enclosed hereto as Annex I ("**Road Map for the Extended Term**"). The Road Map

for the Extended Term will be used for the purposes set out in Section 3.1.1 of the Agreement.

2.4 For the Extended Term agreed herein, each reference in the Agreement to the terms "Projects' Price Cap", "Road Map", "Term" and "Annex VII", shall be intended as a reference made to "Projects' Price Cap for the Extended Term", "Road Map for the Extended Term", "Extended Term" and "Annex I", respectively, as defined in this Fifteenth Amendment.

2.5 Notwithstanding anything to the contrary contained in the Cooperation and Support Agreement and in particular in Section 3.8 thereof, the Parties hereby acknowledge and agree that certain Projects may be performed by certain TI's Affiliates and/or certain third parties (other than the Company) and their personnel, as subcontractors of TI, provided however that TI will remain fully and entirely responsible for any and all activities performed by such Affiliates and/or such third parties.

2.6 The Parties acknowledge and agree that, for all that is not expressly provided in this Sixteenth Amendment to the contrary, the provisions contained in the Agreement shall remain in full force and effect and shall apply.

3. <u>Governing Law.</u>

This Sixteenth Amendment shall be governed by the laws of Italy. The provisions of Section 10 of the Cooperation and Support Agreement shall apply to this Fifteenth Amendment and are incorporated herein by reference, *mutatis mutandis*.

____

TIM S.P.A.
By:
Title:

____

TIM S.A.
By:
Title:

Witnesses:

_______________________	_______________________
By	By

Annex I

ROADMAP FOR THE EXTENDED TERM

13. Proposal for the merger of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. ("Cozani") by TIM S.A. ("Company")

TIM

EXHIBIT I – Merger, Spin-Off, Incorporation and Shares Incorporation Operations under the terms of Annex I of CVM Resolution 81

MERGER, SPIN-OFF, INCORPORATION AND SHARES INCORPORATION OPERATIONS UNDER THE TERMS OF ANNEX I OF CVM RESOLUTION 81

1. Protocol and justification of the operation, pursuant to arts. 224 and 225 of Law No. 6,404 of 1976

The Protocol and Instrument of Justification for the Merger of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. ("Cozani") by TIM S.A. ("Company") ("Merger Protocol") is attached hereto.

2. Other agreements, contracts and pre-agreements regulating the exercise of voting rights, or the transfer of shares issued by subsisting companies or resulting from the operation, filed at the company's headquarters or to which the company's controller is a party.

Not applicable.

3. Operation description, including:

(a) Terms and conditions

As approved by the Company's Board of Directors and informed in the Material Fact disclosed by the Company on this date, it is proposed that the Merger be carried out, as described below.

Cozani will be merged into the Company on the Effective Date (as defined below), upon the transfer of all of its shareholders' equity to the Company, appraised based on its book value on December 31, 2022 ("Base Date") at the amount of R$ 1,041,136,009.47 (one billion, forty-one million, one hundred and thirty-six thousand, nine reais and forty-seven cents), pursuant to the appraisal report duly attached to the Merger Protocol ("Appraisal Report ").

Considering that Cozani is a company 100% owned by the Company on the present date and, therefore, the interest in Cozani with all that it represents is included in the Company's assets, the Merger will not result in an increase in the capital stock or in the issuance of new shares of the Company. As a result of the Merger, Cozani will be extinguished and succeeded by the Company in all its rights and obligations on the Effective Date (as defined below), pursuant to article 227 of Law No. 6,404/76, as amended ("Corporate Law"). As a result of its extinction, the shares issued by Cozani will be canceled and extinguished, pursuant to article 226, paragraph 1 of the Corporate Law, with no replacement of shares issued by Cozani by shares issued by the Company.

The Merger will not result in any (i) capital increase or change in the Company's shareholding composition, therefore, the provisions of article 264 of the Corporate Law, (ii) amendment to the Company's Bylaws, and (iii) the Merger will not give rise to the right of withdrawal within the scope of the Company.

The Merger depends on obtaining the prior consent of the National Telecommunications Agency ("ANATEL") and the completion of operational procedures related to systemic parameterization. In view of this, the effectiveness of the meeting resolution will be conditioned to the new resolution of the Company's Board of Directors, in a meeting to be held especially for this

purpose, to verify the occurrence of the referred conditions ("Prevailing Conditions"), when, then, the Merger will become effective ("Effective Date").

Thus, the Merger will be submitted to the approval of the Extraordinary General Meetings of Cozani and the Company, called to be held on March 30, 2023, subject to verification of the occurrence of the Precedent Conditions by the Company's Board of Directors.

(b) Obligations to indemnify: (i) the managers of any of the companies involved; and (ii) If the operation does not materialize

Not applicable.

(c) Comparative table of the rights, advantages, and restrictions of the shares of the companies involved or resulting, before and after the transaction

Not applicable, in view of the absence of other shareholders in Cozani - in addition to the Company - for which any comparative table of rights, advantages and restrictions of the shares of the companies involved or resulting, before and after the Merger, could be relevant.

There will be no capital increase or issue of new Company shares as a result of the Merger, and all Company shares will preserve the same rights and advantages before and after the Merger. All shares issued by Cozani must be canceled and extinguished with the Merger.

(d) Possible need for approval by debenture holders or other creditors

Not applicable. There is no need for approval by the debenture holders or creditors for the purposes of the Merger.

(e) Assets and liabilities that will form each portion of equity, in case of spin-off.

Not applicable.

(f) Intent of the resulting companies to obtain securities issuer registration

Not applicable.

4. Plans for conducting corporate business, notably with regard to specific corporate events intended to be promoted

With the Merger, there will be no change in the conduct of the Company's business, considering that Cozani is 100% owned by the Company on this date. The Company will maintain its registration as a publicly-held company and will be the successor of Cozani's rights and obligations.

5. Analysis of the following aspects of the operation:

(a) Description of the main expected benefits, including: (i) synergies; (ii) tax benefits; and (iii) strategic advantages

The purpose of the Merger is to simplify and optimize the Company's corporate structure, eliminate the overlapping of authorizations for operating the Personal Mobile Service ("SMP"), standardize the services provided by the companies involved and, in the end, will provide for the concentration of activities related to the provision of personal mobile telecommunications services in a single company, the Company, as of the Effective Date, in addition to resulting in the optimization of operating costs and efficient allocation of investments due to the integration of merged assets.

As was intended with the acquisition of Cozani, the Merger will make it possible for the Company to reinforce its position in a key market and improve the coverage and quality of services provided to customers.

Additionally, the Merger will allow greater tax efficiency for the Company through the elimination of taxes levied on services provided between the companies involved.

(b) Costs

There are no material costs relating to the Merger.

(c) Risk factors

The Company's management does not foresee relevant risks for the implementation of the Merger, in addition to those usually incident to the day-to-day activities of the two companies with their sizes and operations.

The market value of the Company's common shares may vary at the time of completion of the transaction as a result of a series of factors that are beyond the control of the companies involved.

(d) In the case of a transaction with a related party, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were discarded

Considering the intention to consolidate, in a single company, the provision of SMP, there are no possible alternatives that could have been used, other than the Merger, to achieve exactly the same objectives.

(e) Replacement ratio

Considering that Cozani does not have other shareholders besides the Company, there is no need to consider the replacement of shares issued by Cozani for shares issued by the Company.

(f) In operations involving parent companies, subsidiaries or companies under common control

Considering that the Merger does not entail changes in the Company's shareholders' interests, since Cozani is 100% owned by the Company on this date, (i) there is no exchange ratio of Cozani shares for shares issued by the Company, and (ii) there are, consequently, no interests of minority shareholders to be protected and, therefore, the provisions of article 264 of the Brazilian Corporate Law do not apply, in accordance with the understanding of the Superintendence of Relations with Companies – SEP.

i. Share replacement ratio calculated in accordance with art. 264 of Law No. 6,404 of 1976

Not applicable.

ii. Detailed description of the replacement ratio negotiation process and other terms and conditions of the operation

Not applicable.

iii. If the operation has been preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of a stake in a controlling block:

· Comparative analysis of the replacement ratio and the price paid in the acquisition of control

Not applicable. Although the Company has purchased 100% of the shares issued by Cozani within the last 12 (twelve) months, the item is not applicable, given that there is no share exchange ratio in the Merger, and it is not possible to carry out the comparative analysis.

· Reasons that justify any valuation differences in the different operations

Not applicable. Although the Company has purchased 100% of the shares issued by Cozani within the last 12 (twelve) months, the item is not applicable, given that there is no exchange ratio in the Merger, and it is not possible to carry out the aforementioned analysis.

iv. Justification of why the exchange ratio is commutative, with a description of the procedures and criteria adopted to guarantee the commutability of the operation or, if the exchange ratio is not commutative, detailing the payment or equivalent measures adopted to ensure adequate compensation

Not applicable.

6. Copy of the minutes of all meetings of the board of directors, fiscal council and special committees in which the transaction was discussed, including any dissenting votes

The minutes of the meeting of the Board of Directors, the Fiscal Council and the Statutory Audit Committee are attached hereto.

7. Copy of studies, presentations, reports, opinions, opinions or valuation reports of the companies involved in the operation made available to the controlling shareholder at any stage of the operation

The Appraisal Report of Cozani's shareholders' equity, used for the purposes of the Merger, is attached to the Merger Protocol mentioned in item 1 above.

8. Identification of any conflicts of interest between the financial institutions, companies and professionals who have prepared the documents mentioned in item 7 and the companies involved in the operation

Not applicable.

9. Draft bylaws or bylaws amendments of companies resulting from the operation

Not applicable.

10. Financial statements used for the purposes of the transaction, pursuant to the specific rule

Specific financial statements were not prepared for the purposes of the Merger, due to article 16, *caput*, of CVM Resolution No. 78, of March 29, 2022 ("RCVM 78").

11. *Pro forma* financial statements prepared for the purposes of the operation, pursuant to the specific rule

Pro forma financial statements were not prepared, due to article 16, caput, of RCVM 78.

12. Document containing information on companies directly involved that are not publicly held companies, including:

(a) Risk factors, pursuant to items 4.1 to 4.3 of the reference form

The risks related to Cozani are essentially the same as those related to the Company, described in section 4 of the Company's current Reference Form.

(b) Description of the main changes in risk factors that occurred in the previous year and expectations regarding the reduction or increase in exposure to risks as a result of the operation

Not applicable. After the Merger, Cozani will be extinguished. There will be no reduction or increase in exposure to risks as a result of the Merger.

(c) Description of its activities, pursuant to items 1.2 to 1.5 of the reference form

1.2. Description of the Main Activities of Cozani and its Subsidiaries

Cozani's corporate purpose is:

(a) the provision of telecommunications services, in Brazil and abroad, especially Personal Mobile Service – SMP – and Multimedia Communication Service – SCM; (b) the onerous assignment of means of telecommunications networks; (c) the provision of infrastructure and network maintenance and installation services and the leasing of physical means, including the placement of equipment; (d) specialized retail and wholesale trade of own and third party goods and/or services, of telecommunications, communication, IT and other equipment, by any means, including through the exploitation of any physical and/or remote sales channels , such as own and third-party stores, door-to-door, telephone (telemarketing) and internet; (e) the representation, intermediation and agency of the supply of goods and services, as well as the import, export and commercialization of goods and equipment related to the implementation of its objectives; (f) acting as an insurance representative or stipulator, in a non-concurrent manner; (g) the promotion, commercialization and distribution of third party insurance products in general; (h) provision of billing services, collection and transfer of amounts related to services generally provided by third parties; (i) the provision of promotion and marketing services; (j) the creation, commercialization and transmission of publicity and propaganda through the internet; (k) the provision of solution integration and automation services in the IT area, advisory and consulting, technical assistance, programming and development of computer programs (software/applications) customizable or not, distribution, licensing and assignment of right of use computer programs (software/applications), implantation, support and maintenance of computer programs, project elaboration, planning and other related activities; (l) the provision of value-added services; (m) the rendering of services in general; (n) import and export related to activities carried out by Cozani; (o) the representation of other companies, national or foreign, on its own account or on behalf of third parties; (p) participation in the capital stock of other companies, commercial or civil, as a partner, shareholder or member; and (q) the exercise of other activities similar or related to its corporate purpose.

Cozani has no shareholding in any other company.

1.3. Information on operating segments

The services sold by Cozani are listed in item 1.2 above. In addition, revenue and net income from services sold by Cozani as of April 2022, when it was acquired by the Company, are reflected, on a consolidated basis, in the Company's financial statements.

1.4. Information on products and services related to operating segments

a) characteristic of the production process

Cozani comprises 49MHz of spectrum distributed in the frequencies of 1,800 MHz, 2,100 MHz and 900 MHz, with national coverage, in addition to 7,200 mobile access sites, reinforcing the capacity and capillarity of the Company's network.

b) characteristic of the distribution process

The characteristics of Cozani's distribution process are covered in item 7.3.b. of the Company's current Reference Form.

c) characteristic of the markets in which it operates

The characteristics of Cozani's markets are covered in item 7.3.c. of the Company's current Reference Form.

d) eventual seasonality

Cozani's business and operating results are not materially affected by seasonal fluctuations in the consumption of its services.

e) main inputs and raw materials

Cozani's main inputs and raw materials are included in item 7.3.e. of the Company's current Reference Form.

1.5. Customers responsible for more than 10% of Total Net Revenue

Cozani does not have customers responsible, individually, for more than 10% of its total net revenue.

(d) Description of the economic group, pursuant to item 6 of the reference form

Cozani is included in the same economic group as the Company. The current simplified corporate structure of the companies involved in the Merger is as follows:


TIM S.A.
100%
COZANI

(e) Description of the share capital, pursuant to item 12.1 of the reference form

Cozani's share capital fully subscribed and paid up in assets and national currency is R$ 2,993,889,242.89 (two billion, nine hundred and ninety-three million, eight hundred and eighty-nine thousand, two hundred and forty-two reais and eighty and nine cents), divided into 3,002,871,878 (three billion, two million, eight hundred and seventy-one thousand, eight hundred and seventy-eight) common shares, all registered and without par value.

13. Description of the capital and control structure after the transaction, pursuant to item 6 of the reference form

Considering that Cozani is a company 100% owned by the Company on this date, there will be no change in the Company's capital and control structure. Therefore, the Company's capital structure will remain as informed in item 15 of its current Reference Form.

14. Number, class, type, and type of securities of each company involved in the operation held by any other companies involved in the operation, or by persons related to these companies, as defined by the rules that deal with public offerings for the acquisition of shares

The Company currently holds 3,002,871,878 common shares, all registered and without par value, representing 100% of Cozani's capital stock. Cozani has no shareholding in any company.

15. Exposure of any of the companies involved in the operation, or persons related to them, as defined by the rules that deal with public offerings for the acquisition of shares, in derivatives referenced in securities issued by the other companies involved in the operation

Not applicable.

16. Report covering all trades carried out in the last 6 (six) months by the persons indicated below with securities issued by the companies involved in the operation:

The. Companies involved in the operation

i. private purchase operations

Not applicable.

ii. private sale operations

Not applicable.

iii. Purchase operations on regulated markets

Not applicable.

iv. Sales operations in regulated markets

Not applicable.

b. Parties related to companies involved in the operation

i. private purchase operations

Not applicable.

ii. private sale operations

Not applicable.

iii. Purchase operations on regulated markets

Not applicable.

iv. Sales operations in regulated markets

Not applicable.

17. Document through which the Special Independent Committee submitted its recommendations to the Board of Directors, in case the transaction was negotiated pursuant to CVM Guidance Opinion No. 35, of 2008.

Not applicable.

EXHIBIT II - Appraiser pursuant to Annex L to the CVM Resolution 81

APPRAISER UNDER ANNEX L OF RCVM 81

1. List the appraisers recommended by management

The Company's Management recommends for the Company's Extraordinary Shareholders' Meeting to be held on March 30, 2023, in accordance with Article 25 of RCVM 81, the ratification of the appointment and hiring of the following specialized valuation company responsible for the preparation of the valuation report of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. ("Cozani"):

- **APSIS CONSULTORIA E AVALIAÇÕES LTDA.**, a limited liability company headquartered at Rua do Passeio, 62, Floor 6, Downtown, City and State of Rio de Janeiro, registered with the CNPJ/ME under No. 08.681.365.0001/30 and registered with the Board of Accounting of the State of Rio de Janeiro under No. 005112/O-9. ("Evaluator" or "Apsis").

2. Describe the qualification of the recommended appraisers

A Apsis se destaca no mercado como uma empresa de consultoria independente especializada em avaliações e em geração de valor para seus clientes:

Apsis stands out in the market as an independent consulting firm specialized in valuations and value creation for its clients:

• More than R$ 600 billion in assets appraised in the last 3 years;

• Financial, accounting and tax advisory in acquisition and fundraising processes for several public held and private companies;

• Diagnosis for the adoption of new accounting pronouncements for several companies, from the most varied segments;

• More than 23 million assets inventoried and reconciled in the last 3 years;

• 2,000 customers, 80% of which are large companies;

• More than R$ 65 billion in real estate appraised in the last 5 years;

• More than 500 reports registered with the CVM; and

• In the last 2 years, we identified and evaluated more than R$ 40 billion in the purchase price allocation process.

Na parte de consultoria contábil, os principais serviços incluem: diagnóstico e adoção de novos pronunciamentos, pré-ppa em operação de combinação de negócios, teste de *impairment* (CPC01), avaliação de ativos biológicos e produtos agrícolas (CPC29), avaliação de *Stock Option* (CPC10), avaliação para fins de compra e venda, *fairness opinion*, recuperação judicial (Lei nº 11.101/05), reestruturação societária (Lei nº 6.404/76), incorporação e cisão (artigos 226, 227, 229, 252 e 264), imóveis para renda (CPC28), Lei nº 12.973/14, CPC15, ativos intangíveis (CPC04), análise de viabilidade econômico-financeira, marcação de quota de fundos de investimento e oferta pública de ações (OPA).

In terms of accounting consulting, the main services include: diagnosis and adoption of new pronouncements, pre-ppa in business combination operations, impairment testing (CPC01), valuation of biological assets and agricultural products (CPC29), Stock Option valuation (CPC10), valuation for purchase and sale purposes, fairness opinion, judicial recovery (Law No. 11,101/05), corporate restructuring (Law No. 6,404/76), merger and spin-off (articles 226, 227, 229, 252 and 264) , real estate for income (CPC28), Law nº 12.973/14, CPC15, intangible assets (CPC04), analysis of economic and financial viability, marking of investment fund quotas and public offering of shares (OPA).

In addition to services related to mergers and acquisitions (M&A); total or partial sales, raising funds from private equity funds, strategic advice on growth through M&As - Buy Side, Due Diligences, joint ventures, strategic alliances, financial restructuring, finance and real estate: purchase, sale, sale and lease back and build to suit.

The technical responsible is Mr. Luiz Paulo Silveira, Executive Director and founder of the Brazilian Committee of Business Appraisers (CBAN) of ANEFAC. Technical responsible in Brazil for the International Association of Consultants, Valuators and Analysts (IACVA), where he is certified as an "International Certified Valuation Analyst" (ICVS).

Graduated in Mechanical Engineering from Universidade Federal Fluminense (UFFRJ) in 1989 and Master's in Business Administration from Universidade Federal do Rio de Janeiro (COPPEAD-UFRJ) in 1991. Lead environmental auditor certified by Inmetro (ISO14001). Attended BV 201, BV 202 and BV 203, from the Business Valuation program of the American Society of Appraisers (ASA). He attended the BV 301 - Valuation of Intangible Assets by the Institute of International Business Valuers (IIBV), a joint venture between ASA and the Canadian Institute of Chartered Business Valuators (CICBV).

3. Provide a copy of the work proposals and remuneration of the recommended appraisers

The Appraiser's remuneration for preparing the Appraisal Report corresponds to R$ 34,950.00 (thirty-four thousand, nine hundred and fifty Reais), net of taxes. Pursuant to Annex L of RCVM 81, a copy of the proposed Appraiser's work and remuneration is attached as an attachment to this Management Proposal

4. Describe any relevant relationship existing in the last 3 (three) years between the recommended appraisers and parties related to the company, as defined by the accounting rules that deal with this matter

There is no conflict of interest between Apsis and its appraisers and the Company, as well as there is no relationship between appraisers and their managers.

EXHIBIT III - Protocol and Justification of merger of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. ("Cozani") by TIM S.A. ("Company")

PROTOCOL AND JUSTIFICATION OF MERGER OF
COZANI RJ INFRAESTRUTURA E REDES DE TELECOMUNICAÇÕES S.A. INTO TIM S.A.

This Protocol and Justification of Merger ("Protocol") is entered by and between the administrators of the parties below, pursuant to the applicable provisions of Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporation Law"), and Resolution No. 78, of March 29, 2022, issued by the Brazilian Securities and Exchange Commission ("CVM"), and in the best form of law:

I. TIM S.A., a publicly-traded company, enrolled in the Brazilian Taxpayers' Registry of Legal Entities ("CNPJ/ME") under No. 02.421.421/0001-11, with its headquarters at Avenida João Cabral de Mello Neto, No. 850, Blc. 001, rooms 501 to 1208, Barra da Tijuca, CEP 22775-057, in the City and State of Rio de Janeiro, with its organizational documents registered with the Commercial Registry of the State of Rio de Janeiro ("JUCERJA") under NIRE No. 33.300.324.631, herein represented pursuant to its Bylaws in force, by Mr. **ALBERTO MARIO GRISELLI**, Italian, married, bachelor in engineering, bearer of the Identity Card for Foreigners ("RNM") No. V354056-O, issued by the CGPI/DIREX/PF-RJ on January 31, 2021, duly enrolled with the Brazilian Individual Taxpayers' Register ("CPF/ME") under No. 058.431.817-07, domiciled at Av. João Cabral de Mello Neto, No. 850, South Tower, 13º floor, Barra da Tijuca, in the City and State of Rio de Janeiro (hereinafter simply referred to as "TSA" or "Surviving Company"); and

II. COZANI RJ INFRAESTRUTURA E REDES DE TELECOMUNICAÇÕES S.A., a privately-held corporation, enrolled in the Brazilian Taxpayers' Registry of Legal Entities ("CNPJ/ME") under No. 36.012.579/0001-50, with its headquarters at Rua Fonseca Teles, No. 18, Block C, 2º Pavimento, São Cristóvão, in the City and State of Rio de Janeiro, with its organizational documents registered with the Commercial Registry of the State of Rio de Janeiro ("JUCERJA") under NIRE No. 33.300.333.291, herein represented pursuant to its Bylaws in force, by Mrs. **FABIANE RESCHKE**, Brazilian, married, lawyer, bearer of identity document no. 344518053 - CNH, issued by DETRAN/RS on January 11, 2019, duly enrolled with the Brazilian Individual Taxpayers' Register ("CPF/ME") under No. 544.284.590-68, domiciled at Av. João Cabral de Mello Neto, No. 850, South Tower, 13º floor, Barra da Tijuca, in the City and State of Rio de Janeiro (hereinafter simply referred to as "COZANI" or "Merged Company" and, jointly with the Surviving Company, the "Companies" or "Parties"),

WHEREAS:

(i) On April 20, 2022, TSA acquired from Oi Móvel S.A. - Under Judicial Recovery (succeeded by merger by Oi S.A. - Under Judicial Recovery) ("Oi S.A."), all of the

shares issued by COZANI, the company that corresponds to the part of isolated production unit that belonged to TSA of the mobile telephony operation assets of Oi S.A. ("UPI Mobile Assets"), as provided for in the "Agreement for the Purchase and Sale of Shares and Other Covenants" entered into on January 28, 2021, together with Telefônica Brasil S.A. and Claro S.A., as amended, becoming COZANI, consequently, a wholly-owned subsidiary of TSA;

(ii) TSA develops, among others, the activities currently developed by COZANI regarding the provision of mobile telephony services;

(iii) As described in this Protocol, the management of TSA and COZANI understand that the merger of COZANI into TSA ("Merger") has the potential to reduce operating costs and other expenses, simplify corporate, administrative and accounting procedures and optimize the tax burden, generating value for the Companies and their *stakeholders*;

(iv) The Merger is one of the steps of an ongoing process of corporate restructuring that has been implemented by Grupo TIM since the privatization of the telecommunications sector in Brazil, and is aligned with the expectations for the industry development; and

(v) If approved by the shareholders of the Companies in the Extraordinary General Shareholders' Meetings held for such purpose, the Merger shall have its effectiveness subject to the fulfillment of the Suspensive Conditions pursuant to this Protocol.

I. JUSTIFICATION

The Parties understand that the Merger of COZANI into TSA ("Merger"), in the terms and conditions of this Protocol is justified, since its objective is to simplify the corporate structure of TSA, to eliminate the overlapping of authorizations for exploration of Personal Mobile Service, as well as the standardization of the services provided by the involved companies and, in the end, it will also allow the concentration of the activities related to the rendering of personal mobile telecommunication services in only one company, TSA, from the Effective Date (as defined below), besides resulting in the optimization of the operational costs and in the efficient allocation of investments due to the integration of the merged assets.

As was intended with the acquisition of controlling interest in COZANI, the Merger will make it possible for TSA to strengthen its position in a key market and improve the coverage and quality of services provided to customers.

II. CAPITAL STOCK OF TIM S.A. AND COZANI

2.1. **Capital Stock of TIM S.A.** The subscribed and fully paid capital stock of TSA on the Base Date (as defined below) is R$13,477,890,507.55 (thirteen billion, four hundred seventy-seven million, eight hundred ninety thousand, five hundred and seven reais and fifty-five cents), divided into 2.420,804,398 (two billion, four hundred and twenty million, eight hundred and four thousand, three hundred and ninety-eight) common shares, all nominative, book-entry and with no-par value.

2.2. **Capital Stock of COZANI**. The subscribed and fully paid capital stock of COZANI on the Base Date (as defined below) is R$2,993,889,242.89 (two billion, nine hundred and ninety-three million, eight hundred and eighty-nine thousand, two hundred and forty-two reais and eighty-nine cents), divided into 3.002,871,878 (three billion, two million, eight hundred and seventy-one thousand, eight hundred and seventy-eight) common shares, all nominative and with no-par value.

III. MERGER, VALUATION AND ASSETS OF THE MERGED COMPANY

3.1. **Merger**. Considering the Merger and the fact that COZANI is a wholly-owned subsidiary of TSA, which is its sole shareholder, all shares issued by the Merged Company will be cancelled, under the terms of item 4 of this Protocol. Also as a result of the Merger, the net equity of COZANI will be fully absorbed by TSA.

3.2. **Base Date and Valuation**. The shareholders' equity of COZANI to be merged by TSA was appraised based on its book value on December 31st, 2022 ("Base Date"), in accordance with the accounting practices adopted in Brazil. The appraisal report, in accordance with the provisions of article 227 of the Brazilian Corporation Law, was conducted by **APSIS CONSULTORIA E AVALIAÇÕES LTDA.**, a specialized company, enrolled with the CNPJ/ME under No. 08.681.365.0001/30 and with the Regional Accounting Council ("CRC") under No. 005112/O-9, headquartered in the City and State of Rio de Janeiro, at Rua do Passeio No. 62 - 6th floor, Centro, CEP 20021-280 ("APSIS"), *ad referendum* of the shareholders of the Parties to this Protocol, and is attached hereto as Exhibit I ("Appraisal Report").

3.3. **Assets Variations**. In according with the article 224, III, of the Brazilian Corporation Law, the revenues, expenses and assets variations occurred between the Base Date and the Effective Date will be accounted for in COZANI and, subsequently, absorbed by the Surviving Company, without any modification in the values adopted to carry out the Merger.

3.4. **Shareholders' Equity**. Considering the Appraisal Report, the total value of COZANI's shareholders' equity on the Base Date, which will be merged by TSA, totals the amount of R$1,041,136,009.47 (one billion, forty-one million, one hundred and thirty-six thousand, nine reais and forty-seven cents).

3.5. **Suspensive Conditions and Conclusion of the Operation**. The Merger depends on obtaining the prior consent of the Brazilian National Telecommunications Agency ("ANATEL") and the conclusion of operational procedures related to the systemic parameterization. In view of this, the effectiveness of the resolution made in the shareholders' meeting and the consequent consummation of the operation will be conditioned to a new resolution of the Board of Directors of TSA, in a meeting to be held especially for this purpose to verify the occurrence of the aforementioned conditions ("Suspensive Conditions"), when, then, the Merger will become effective ("Effective Date").

Thus, the Merger will be submitted to the extraordinary general meetings of COZANI and TSA for approval on a conditioned basis, as mentioned above.

3.6. **Extinction of COZANI**. With the Merger and the consequent transfer of all its assets to TSA, COZANI will be extinguished on the Effective Date under Article 227 of the Brazilian Corporation Law, and TSA's managers will be responsible for filing and publishing the Merger acts.

IV. CAPITAL STOCK AFTER MERGER, SUBSTITUTION OF SHARES, POLITICAL AND EQUITY RIGHTS

4.1. **Capital stock of the Surviving Company**. If the Merger is approved and subject to satisfaction of the Suspensive Conditions, (i) there will be no capital increase and no issuance of new shares of the Merger, since TSA has already registered COZANI shares in its equity; and (ii) the Merged Company will be extinguished and the 3,002,871,878 (three billion, two million, eight hundred and seventy-one thousand, eight hundred and seventy-eight) common shares representing its capital stock will be cancelled.

4.2. **Treatment of the Merged Shares**. Considering that COZANI is currently wholly-owned by TSA (therefore, there are no other minority shareholders), as a result of the Merger, the shares issued by COZANI will be cancelled and extinguished on the Effective Date as provided for in article 226, paragraph 1, of the Brazilian Corporation Law.

4.3. **Inexistence of a Substitution Ratio**. Considering that there are no minority shareholders in COZANI, since it is wholly-owned by TSA, there is no substitution ratio between COZANI shares and TSA shares.

4.4. **Absence of valuation of shareholders' equity at market prices for the purposes of Article 264 of the Brazilian Corporation Law.** Considering that the Merger does not cause a change in the interests of TSA shareholders, since COZANI is a wholly-owned subsidiary, it is not possible to talk about a substitution ratio of shares of the shareholders of the Merged Company for shares issued by the Surviving Company and consequently there are no minority shareholder interests to be protected, without applying the provisions of article 264 of the Corporation Law.

V. OTHER CONDITIONS OF THE MERGER AND GENERAL CONDITIONS

5.1. **Corporate Approvals**. The proposal for the Merger shall be submitted to the shareholders of TSA and COZANI, for consideration and deliberation at the extraordinary general meetings of the Companies, in addition to the meeting of TSA's Board of Directors that may be required to formalize the Merger on the Effective Date.

5.2. **Absence of Rights of Withdrawal**. There is no dissidence or exercise of the shareholders' right to withdraw as prescribed by the articles 136, IV, and 137 of the Brazilian Corporation Law, since TSA is the only shareholder of COZANI.

5.3. **Succession.** The Surviving Company will succeed COZANI on the Effective Date in its rights and obligations, being liable for COZANI's obligations under the terms of articles 227 and 232 of the Brazilian Corporation Law.

5.4. **Authorization.** The Officers of the Surviving Company and of the Merged Company are authorized and liable to take all necessary measures to implement the terms and conditions agreed upon in this Protocol, as to be approved at the extraordinary general meetings of the Companies, under the terms of the applicable legislation. Once the Merger is approved and the Suspensive Conditions is fulfilled, the Merged Company shall be considered extinguished, as per the meeting of the Board of Directors of TSA, and it shall be incumbent upon the managers of the Surviving Company

to: (i) carry out the write-off, registration, annotation, publication and any other act necessary for the good and faithful completion of the Merger contemplated herein, including, but not limited to, the necessary acts before the competent public agencies for the implementation of the Merger; and (ii) keep the tax books of the Merged Company.

5.5. **Digital Signature.** The Parties acknowledge the veracity, authenticity, integrity, validity and effectiveness of this Protocol and its terms, pursuant to article 219 of the Civil Code, in electronic format and/or signed by the Parties by means of electronic certificates, even if they are electronic certificates not issued by ICP-Brasil, pursuant to article 10, paragraph 2, of Provisional Measure No. 2220-2, of August 24, 2001, including, without limitation, by means of the upload and affixing of the respective electronic signatures on this Protocol on the certification platform "DocuSign" (https://account.docusign.com/).

5.6. **Jurisdiction.** The Courts in the City of Rio de Janeiro, State of Rio de Janeiro, are hereby elected to settle and resolve any disputes and controversies arising from this Protocol.

In witness whereof, the Parties sign this Protocol in electronic form, in the presence of two undersigned witnesses.

Rio de Janeiro, February 27, 2023.

TIM S.A.

____

Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

COZANI RJ INFRAESTRUTURA E REDES DE TELECOMUNICAÇÕES S.A.

____

Fabiane Reschke

Officer

Witnesses:

1. ______________________________	2.____________________________
Name:	Name:
ID:	ID:
CPF:	CPF:

EXHIBIT I

APPRAISAL REPORT

APPRAISAL REPORT
AP-00034/23-01

COZANI RJ INFRAESTRUTURA E REDES DE TELECOMUNICAÇÕES S.A.

APPRAISAL REPORT:	AP-00034/23-01	VALUATION DATE:	December 31, 2022

APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF VITEX SP PARTICIPAÇÕES S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by TIM S.A., hereinafter denominated TIM, based at Avenida João Cabral de Mello Neto, nº 850, Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 02.421.421/0001-11, to proceed with the net equity appraisal of COZANI RJ INFRAESTRUTURA E REDES DE TELE-COMUNICAÇÕES S.A., hereinafter denominated COZANI, based at Rua Fonseca Teles, nº 18, bloco C, 2º pavimento, São Cristóvão, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 36.012.579/0001-50, on December 31, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

1. PURPOSE OF APPRAISAL

The shareholders' equity assessment of COZANI, as of December 31, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the merger of the company by TIM S.A.

2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION

The management of COZANI is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee ("CPC") and approved by the Federal Accounting Council ("CFC"), as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of COZANI as of December 31, 2022, in accordance with the Technical Communication CTG 2002, approved by the CFC, which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of COZANI. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY COZANI
3. GLOSSARY

ATTACHMENT 1

BALANCE SHEETS (R$)

	December 2022
Assets	**5,364,103,064.90**
current assets	**1,376,107,296.87**
Cash and cahs equivalents	763,612,950.46
Accounts receivable	519,263,071.08
Indirect taxes, charges and contributions recoverable	2,857,609.30
Direct taxes, charges and contributions recoverable	8,465,589.55
Prepaid expenses expenses	80,345,640.67
Other assets	1,562,435.81
Non current assets	**3,987,995,768.03**
Long term assets	**846,823,179.85**
Indirect taxes, charges and contributions recoverable	5,936,545.59
Direct taxes, charges and contributions recoverable	840,886,634.26
Tangible and intangible assets	**3,141,172,588.18**
Tangible assets	2,885,892,410.38
Intangible assets	255,280,177.80
Liabilities	**5,364,103,064.90**
current liabilities	**1,900,283,387.97**
Leasing	903,342,265.62
Suppliers	691,678,246.50
Indirect taxes, charges and contributions payable	111,174,877.60
Direct taxes, charges and contributions payable	39,873,308.29
Deferred revenue	42,588,454.48
Other liabiiities	111,626,235.48
Non current liabilities	**2,422,683,667.46**
Non current liabilities	**2,422,683,667.46**
Leasing	1,979,650,216.32
Authorizations payable	15,174,372.21
Provision for legal and administrative proceedings	3,192.00
Other liabilities	427,855,886.93
Shareholders´equity	**1,041,136,009.47**
Share capital	2,993,889,242.89
Capital reserves	137,042.66
Accumulated profot	(1,952,890,276.08)

DocuSigned by:
Manoela de Paiva Suassuna

Manoela de Paiva Suassuna
CRC RJ- 102467/O-5

DocuSign

Certificado de Conclusão

Identificação de envelope: EC88508A3EBD47DB942DAF95A9EDC62B		Status: Concluído
Assunto: Complete with DocuSign: BALANCETE LAUDO PORT E INGLES _v2.xlsx		
Envelope fonte:		
Documentar páginas: 2	Assinaturas: 1	Remetente do envelope:
Certificar páginas: 4	Rubrica: 0	Patrícia Cancella da Silva
Assinatura guiada: Ativado		Av. João de Cabral de Mello Neto, 850
Selo com EnvelopeId (ID do envelope): Ativado		Rio de Janeiro, Rio de Janeiro 22775-055
Fuso horário: (UTC-03:00) Brasília		pcsilva@timbrasil.com.br
		Endereço IP: 189.40.216.70

Rastreamento de registros

Status: Original 16/02/2023 18:47:53	Portador: Patrícia Cancella da Silva pcsilva@timbrasil.com.br	Local: DocuSign

Eventos do signatário	Assinatura	Registro de hora e data
Manoela de Paiva Suassuna msuassuna@timbrasil.com.br Nível de segurança: E-mail, Autenticação da conta (Nenhuma)	DocuSigned by: Manoela de Paiva Suassuna BFDA9BF9AE3D4C1... Adoção de assinatura: Estilo pré-selecionado Usando endereço IP: 163.116.228.102	Enviado: 16/02/2023 18:48:56 Visualizado: 16/02/2023 18:52:09 Assinado: 16/02/2023 18:52:17

Termos de Assinatura e Registro Eletrônico:
Aceito: 16/02/2023 18:52:09
ID: 1d83770e-9f83-4c61-a71d-53a928041837

Eventos do signatário presencial	Assinatura	Registro de hora e data

Eventos de entrega do editor	Status	Registro de hora e data

Evento de entrega do agente	Status	Registro de hora e data

Eventos de entrega intermediários	Status	Registro de hora e data

Eventos de entrega certificados	Status	Registro de hora e data

Eventos de cópia	Status	Registro de hora e data

Eventos com testemunhas	Assinatura	Registro de hora e data

Eventos do tabelião	Assinatura	Registro de hora e data

Eventos de resumo do envelope	Status	Carimbo de data/hora
Envelope enviado	Com hash/criptografado	16/02/2023 18:48:56
Entrega certificada	Segurança verificada	16/02/2023 18:52:09
Assinatura concluída	Segurança verificada	16/02/2023 18:52:17
Concluído	Segurança verificada	16/02/2023 18:52:17

Eventos de pagamento	Status	Carimbo de data/hora

Termos de Assinatura e Registro Eletrônico

ELECTRONIC RECORD AND SIGNATURE DISCLOSURE

From time to time, Tim Celular S.A. (we, us or Company) may be required by law to provide to you certain written notices or disclosures. Described below are the terms and conditions for providing to you such notices and disclosures electronically through your DocuSign, Inc. (DocuSign) Express user account. Please read the information below carefully and thoroughly, and if you can access this information electronically to your satisfaction and agree to these terms and conditions, please confirm your agreement by clicking the 'I agree' button at the bottom of this document.

Getting paper copies

At any time, you may request from us a paper copy of any record provided or made available electronically to you by us. For such copies, as long as you are an authorized user of the DocuSign system you will have the ability to download and print any documents we send to you through your DocuSign user account for a limited period of time (usually 30 days) after such documents are first sent to you. After such time, if you wish for us to send you paper copies of any such documents from our office to you, you will be charged a $0.00 per-page fee. You may request delivery of such paper copies from us by following the procedure described below.

Withdrawing your consent

If you decide to receive notices and disclosures from us electronically, you may at any time change your mind and tell us that thereafter you want to receive required notices and disclosures only in paper format. How you must inform us of your decision to receive future notices and disclosure in paper format and withdraw your consent to receive notices and disclosures electronically is described below.

Consequences of changing your mind

If you elect to receive required notices and disclosures only in paper format, it will slow the speed at which we can complete certain steps in transactions with you and delivering services to you because we will need first to send the required notices or disclosures to you in paper format, and then wait until we receive back from you your acknowledgment of your receipt of such paper notices or disclosures. To indicate to us that you are changing your mind, you must withdraw your consent using the DocuSign 'Withdraw Consent' form on the signing page of your DocuSign account. This will indicate to us that you have withdrawn your consent to receive required notices and disclosures electronically from us and you will no longer be able to use your DocuSign Express user account to receive required notices and consents electronically from us or to sign electronically documents from us.

All notices and disclosures will be sent to you electronically

Unless you tell us otherwise in accordance with the procedures described herein, we will provide electronically to you through your DocuSign user account all required notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you during the course of our relationship with you. To reduce the chance of you inadvertently not receiving any notice or disclosure, we prefer to provide all of the required notices and disclosures to you by the same method and to the same address that you have given us. Thus, you can receive all the disclosures and notices electronically or in paper format through the paper mail delivery system. If you do not agree with this process, please let us know as described below. Please also see the paragraph immediately above that describes the consequences of your electing not to receive delivery of the notices and disclosures electronically from us.

How to contact Tim Celular S.A.:

You may contact us to let us know of your changes as to how we may contact you electronically, to request paper copies of certain information from us, and to withdraw your prior consent to receive notices and disclosures electronically as follows:
To contact us by email send messages to: alandrade@timbrasil.com.br

To advise Tim Celular S.A. of your new e-mail address

To let us know of a change in your e-mail address where we should send notices and disclosures electronically to you, you must send an email message to us at alandrade@timbrasil.com.br and in the body of such request you must state: your previous e-mail address, your new e-mail address. We do not require any other information from you to change your email address..

In addition, you must notify DocuSign, Inc to arrange for your new email address to be reflected in your DocuSign account by following the process for changing e-mail in DocuSign.

To request paper copies from Tim Celular S.A.
To request delivery from us of paper copies of the notices and disclosures previously provided by us to you electronically, you must send us an e-mail to alandrade@timbrasil.com.br and in the body of such request you must state your e-mail address, full name, US Postal address, and telephone number. We will bill you for any fees at that time, if any.
To withdraw your consent with Tim Celular S.A.

To inform us that you no longer want to receive future notices and disclosures in electronic format you may:

i. decline to sign a document from within your DocuSign account, and on the subsequent page, select the check-box indicating you wish to withdraw your consent, or you may;

ii. send us an e-mail to alandrade@timbrasil.com.br and in the body of such request you must state your e-mail, full name, IS Postal Address, telephone number, and account number. We do not need any other information from you to withdraw consent.. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process..

Required hardware and software

Operating Systems:	Windows2000? or WindowsXP?
Browsers (for SENDERS):	Internet Explorer 6.0? or above
Browsers (for SIGNERS):	Internet Explorer 6.0?, Mozilla FireFox 1.0, NetScape 7.2 (or above)
Email:	Access to a valid email account
Screen Resolution:	800 x 600 minimum
Enabled Security Settings:	• Allow per session cookies

	• Users accessing the internet behind a Proxy Server must enable HTTP 1.1 settings via proxy connection

** These minimum requirements are subject to change. If these requirements change, we will provide you with an email message at the email address we have on file for you at that time providing you with the revised hardware and software requirements, at which time you will have the right to withdraw your consent.

Acknowledging your access and consent to receive materials electronically

To confirm to us that you can access this information electronically, which will be similar to other electronic notices and disclosures that we will provide to you, please verify that you were able to read this electronic disclosure and that you also were able to print on paper or electronically save this page for your future reference and access or that you were able to e-mail this disclosure and consent to an address where you will be able to print on paper or save it for your future reference and access. Further, if you consent to receiving notices and disclosures exclusively in electronic format on the terms and conditions described above, please let us know by clicking the 'I agree' button below.

By checking the 'I Agree' box, I confirm that:

- I can access and read this Electronic CONSENT TO ELECTRONIC RECEIPT OF ELECTRONIC RECORD AND SIGNATURE DISCLOSURES document; and
- I can print on paper the disclosure or save or send the disclosure to a place where I can print it, for future reference and access; and
- Until or unless I notify Tim Celular S.A. as described above, I consent to receive from exclusively through electronic means all notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to me by Tim Celular S.A. during the course of my relationship with you.

ATTACHMENT 2

SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY COZANI

- **Cash and cash equivalents**

They are financial assets measured at amortized cost using the effective interest rate method.

The Company's Management determines the classification of its financial assets upon initial recognition.

Bank certificates of deposit ("CDBs") and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. Such securities may be traded during the contracted term, at any time, without significant loss in their value and are used for the fulfilment of short-term obligations by the company.

- **Trade accounts receivable**

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivables are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed ("unbilled") up to the balance sheet date. Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less provision for expected credit losses ("impairment").

The provision for expected credit losses was recognized as a reduction in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers' ability to settle the receivables.

- **Deferred income tax and social contribution**

Deferred income tax and social contribution are recognized on (1) tax losses and accumulated tax loss carryforwards; and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the financial statements. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company.

The balances of deferred income tax and social contribution assets and liabilities are shown in the balance sheet at their net amounts, when there is both a legal right and an intention to offset them at the time when the current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amounts.

SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY COZANI

- **Cash and cash equivalents**

They are financial assets measured at amortized cost using the effective interest rate method.

The Company's Management determines the classification of its financial assets upon initial recognition.

Bank certificates of deposit ("CDBs") and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. Such securities may be traded during the contracted term, at any time, without significant loss in their value and are used for the fulfilment of short-term obligations by the company.

- **Trade accounts receivable**

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivables are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed ("unbilled") up to the balance sheet date. Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less provision for expected credit losses ("impairment").

The provision for expected credit losses was recognized as a reduction in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers' ability to settle the receivables.

- **Deferred income tax and social contribution**

Deferred income tax and social contribution are recognized on (1) tax losses and accumulated tax loss carryforwards; and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the financial statements. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company.

The balances of deferred income tax and social contribution assets and liabilities are shown in the balance sheet at their net amounts, when there is both a legal right and an intention to offset them at the time when the current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amounts.

- **Liabilities**

They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

ATTACHMENT 3

Glossary

A

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
Specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time
and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CFC
Conselho Federal de Contabilidade

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

CVM
Securities and Exchange Commission.

D

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

Glossary

A

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
Specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CFC
Conselho Federal de Contabilidade

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

CVM
Securities and Exchange Commission.

D

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow
Discounted cash flow.

D & A
Depreciation and amortization.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

G

Goodwill
See Premium for Expected Future Profitability.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
See Impairment losses

Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
Valuation method for converting the present value of expected economic benefits.

Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

L

Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

O

Operating Assets
Assets that are basic to the company's operations.

Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P

Parent Company
An entity that has one or more subsidiaries.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

R

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Shareholders' Equity at Market Prices
See Assets Approach.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

U

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

EXHIBIT IV – Minutes of Board of Directors, Fiscal Council and Statutory Audit Committee meetings on the discussion of the operation

TIM S.A.
Publicly-Held Company
CNPJ/ME 02.421.421/0001-11
NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON FEBRUARY 27th, 2023

DATE, TIME AND PLACE: February 27th, 2023, at 11.00 a.m., at the head office of TIM S.A. ("Company"), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors' Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michele Valensise and Michela Mossini, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company's By-laws. Justified absence of Mrs. Elisabetta Paola Romano.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: **(1)** To acknowledge on the activities carried out by the Statutory Audit Committee; **(2)** To acknowledge on the activities carried out by the Control and Risks Committee; **(3)** To analyze the management's proposal on the election of the independent members of the Board of Directors, and to resolve on its submission to the Shareholders' Meeting of the Company; **(4)** To analyze the proposal of merger ("Merger") of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. into the Company, and to resolve on its submission to the Shareholders' Meeting of the Company; **(5)** To evaluate on the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 16th amendment to this agreement, to be entered into between Telecom Italia S.p.A, on the one hand, and the Company, on the other hand, and to resolve on its submission to the Shareholders' Meeting of the Company; **(6)** To resolve on the amendment proposal of the Company's Anticorruption Policy; **(7)** To resolve on the amendment of the Company's Organizational Structure; and **(8)** To resolve on the call notice of the Company's Annual and Extraordinary Shareholders' Meeting.

RESOLUTIONS: Upon the review of the material presented and filed at the Company's head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board

Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) **Acknowledged** on the activities carried out by the Statutory Audit Committee ("CAE") at its meetings held on February 27th, 2023, as per Mr. Gesner José de Oliveira Filho's report, Coordinator of the CAE.

(2) **Acknowledged** on the activities carried out by the Control and Risks Committee ("CCR") at its meeting held on February 27th, 2023, as per Mr. Herculano Aníbal Alves' report, Chairman of the CCR.

(3) The Board members expressed their favorable opinion to the proposal of the qualification of the Board of Directors' independent members, according to the Sections 16 and 17 of the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations" and "B3"), of the following candidates presented by the Company's management to resolution at the Annual Shareholders' Meeting, to be duly convened: (i) Gesner José de Oliveira Filho; (ii) Herculano Aníbal Alves; (iii) Nicandro Durante; and (iv) Flavia Maria Bittencourt.

It be registered that the Board members expressed their understanding that the referred candidates attend the independence's criteria provided for in the abovementioned legal provisions, after evaluation of the information contained in the Company's Management Proposal and of the independence's statement presented by them.

It is also recorded that Messrs. Nicandro Durante, Gesner José de Oliveira Filho, Herculano Aníbal Alves and Flavia Maria Bittencourt abstained from voting in relation to the analysis of their own qualifications as independent Board members.

(4) **Approved** the proposed merger ("Merger") of the Company's wholly-owned subsidiary, Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. ("Merged Entity"), into the Company, *ad referendum* of the Extraordinary Shareholders' Meeting of the Merged Entity and of the Company, the latter to be convened pursuant to item (8) below, supported (a) by the Protocol and Justification of Merger entered into between the Merged Entity and the Company, containing the reasons, purposes, criteria and conditions of the Merger; (b) by the proposal presented by Apsis Consultoria e Avaliações Ltda., specialized company responsible for preparing the appraisal report of the Merged Entity ("Appraiser"); and (c) by the appraisal report of the Merged Entity's net equity at book value, on the base date of December 31st, 2022 ("Base Date"), conducted by the Appraiser; and **approved** its submission to the Company's Extraordinary Shareholders' Meeting, to be held on March 30th, 2023.

(5) Acknowledged on the proposal for the extension of the Cooperation and Support Agreement (*Contrato de Cooperação e Suporte*), through the execution of the 16th amendment, to be entered into between Telecom Italia S.p.A, on the one hand, and the Company, on the other hand, and **approved**, based on the favorable evaluation of the CAE, at its meeting held on February 27th, 2023, its submission to the Extraordinary Shareholders' Meeting, to be duly convened.

(6) Approved the amendment proposal of the Company's Anticorruption Policy, according to the proposal presented and based on the favorable evaluation of the CCR, recorded at its meeting held on February 27th, 2023.

(7.1) The Board Members **acknowledged** on the resignation letter presented on this date by Mr. **Alberto Mario Griselli**, with immediate effectiveness, to his position of *Diretor Financeiro* (Chief Financial Officer) of the Company, which he holds provisionally and cumulatively with the position of *Diretor Presidente* (Chief Executive Officer) and *Diretor de Relações com Investidores* (Investor Relations Officer).

(7.2) In view of the resignation presented by Mr. **Alberto Mario Griselli** and the consequent vacancy of the position of *Diretor Financeiro* (Chief Financial Officer) of the Company, the Board Members **elected** to held that position, from this date, Mrs. **Andrea Palma Viegas Marques**, Brazilian, married, administrator, bearer of the Identity Card No. 08524330-1, issued by DETRAN/RJ in May 18th, 2011, enrolled in the taxpayers' roll (CPF/ME) under No. 014.189.697-37, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

(7.3) Consequently, the Board of Officers, shall be composed, from this date, by the following Officers herein identified: (i) **Alberto Mario Griselli**, *Diretor Presidente* (Chief Executive Officer) and *Diretor de Relações com Investidores* (Investor Relations Officer); (ii) **Andrea Palma Viegas Marques**, *Diretora Financeira* (Chief Financial Officer); (iii) **Bruno Mutzenbecher Gentil**, Business Support Officer; (iv) **Mario Girasole**, Regulatory and Institutional Affairs Officer; (v) **Fabiane Reschke**, *Diretora Jurídica* (Legal Officer); (vi) **Leonardo de Carvalho Capdeville**, Chief Technology Information Officer; (vii) **Fabio Mello de Avellar**, Chief Revenue Officer and (viii) **Maria Antonietta Russo**, People, Culture & Organization Officer. The Board of Officers' members have term of office of two (2) years, extended until the election of their successors, if necessary. The *Diretora Financeira* (Chief Financial Officer) elected hereby declare, under penalty of law, that she is not involved in any of the crimes provided for by law that prevent her from performing business activities, in accordance with Section 147 of Law 6,404 of December 15th, 1976, and also inform that will present the instrument of investiture, the statement provided by the CVM Resolution No. 80, the statements provided in Sections 18 and 19 of the Company's By-laws and other statements, within the legal term.

(7.4) On this occasion, the Board Members **ratified** the limits of authority of the Company's Officers, as follows: (i) the ***Diretor Presidente*** (Chief Executive Officer) shall have full power to, acting individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, up to the amount of R$50,000,000.00 (fifty million Reais) per operation or series of operations related; (ii) the ***Diretor Financeiro*** (Chief Financial Officer) shall have full power to, acting individually, carry out, sign and represent the Company in relation to activities of the financial area, including without limitations, financial and treasury operations contracts, including, guarantee agreements in general, including borrowing and lending, assignment and discount of securities, up to the amount of R$50,000,000.00 (fifty million Reais) per operation or series of operations related, and to individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, within its area of activity up to the amount of R$10,000,000.00 (ten million Reais) per operation or series of operations related; and (iii) the other Officers of the Company: ***Diretor de Relações com Investidores*** **(Investor Relations Officer); Business Support Officer; Regulatory and Institutional Affairs Officer;** ***Diretor Jurídico*** **(Legal Officer); Chief Technology Information Officer; Chief Revenue Officer; and People, Culture & Organization Officer**, shall have full power and the authority to, acting individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, within their respective areas of activity, up to the amount of R$10,000,000.00 (ten million Reais) per operation or series of operations related. The limits of authority approved herein are subject to the financial limits established in the By-laws and must be observed solely and exclusively for the implementation of the transaction and/or for the execution of legal transactions that result in the assumption of obligations and/or in the waiver of rights by the Company. In this sense, such limits of authority will not be applied in the following situations, among others: (i) in the execution of agreements for the sale of goods and services that represent revenue; (ii) in the practice of acts of simple administrative routines before legal entities of internal public law, public companies or companies that make up the indirect administration, and others of the same nature; and (iii) in the execution of acts of the Company's financial operational routine, such as the authorization and/or payment of taxes or any obligations, transfers of funds between accounts of the same ownership, applications and redemptions of financial resources of the Company, opening or closing of current accounts, and request and cancellation of access to any systems made available by financial institutions in general. Lastly, all Statutory Officers may perform

any acts and sign any and all documents, on behalf of the Company, that have been previously approved by the competent corporate bodies, regardless of the limits of authority established herein.

(8) Approved the following Agenda for the Annual and Extraordinary Shareholders' Meeting of the Company ("Meeting") to be held on March 30th, 2023:

On Annual Shareholders' Meeting:

(1) To resolve on the management's report and the financial statements of the Company for the fiscal year ended on December 31st, 2022; **(2)** To resolve on the management's proposal for the allocation of the results of the 2022 fiscal year and the distribution of dividends by the Company; **(3)** To resolve on the composition of the Board of Directors of the Company; **(4)** To resolve on the classification of the candidates for the positions of independent members of the Board of Directors according to the independence criteria of the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations"); **(5)** To elect the members of the Board of Directors of the Company; **(6)** To resolve on the composition of the Fiscal Council of the Company; **(7)** To elect the effective and alternate members of the Fiscal Council; and **(8)** To resolve on the compensation proposal for the Company's management, members of Committees and members of the Fiscal Council of the Company for the 2023 fiscal year.

On Extraordinary Shareholders' Meeting:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 16th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand; and **(2)** To resolve on the proposed merger ("Merger") of the Company's wholly-owned subsidiary, Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. ("Merged Entity"), into the Company, and, therefore, examine, discuss and resolve on: **(2.1)** the approval of the "Protocol and Justification of Merger of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. into TIM S.A." ("Protocol"), executed on February 27th, 2023 by the management of the Company and the Merged Entity, which establishes the terms and conditions of the Merger proposal; **(2.2)** the ratification of the appointment and hiring of Apsis Consultoria e Avaliações Ltda. ("Appraiser"), a specialized company responsible for preparing the appraisal report of the Merged Entity's net equity ("Appraisal Report"); **(2.3)** the approval of the Appraisal Report; **(2.4)** the approval of the Merger, under the terms of the Protocol and subject to compliance with the suspensive conditions established therein; and **(2.5)** the authorization for the performance, by the officers and attorneys-in-fact of the Company, of all necessary measures for the consummation of the Merger, under the terms of the Protocol.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 27th, 2023.

FABIANE RESCHKE
Secretary

TIM S.A.
Publicly Held Company
CNPJ/ME 02.421.421/0001-11
NIRE 333.0032463-1

MINUTES OF THE FISCAL COUNCIL'S MEETING
HELD ON FEBRUARY 27th, 2023

DATE, TIME AND PLACE: February 27th, 2023, at 10.30 am, by videoconference.

PRESENCE: Messrs. Walmir Urbano Kesseli, Anna Maria Cerentini Gouvêa Guimarães e Elias de Matos Brito, regular members of the Company's Fiscal Council ("CF") attended the meeting. Mrs. Fabiane Reschke, Secretary, also attended the meeting. It is also registered the presence of Mr. Nicandro Durante, Chairman of the Company's Board of Directors.

AGENDA: Evaluation of the proposed merger ("Merger") of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. by the Company.

CLARIFICATIONS AND RESOLUTIONS: Initially, it is noted that the meeting was held jointly with the Statutory Audit Committee ("CAE") of the Company, during discussions on the item on the Agenda. Upon the review of the material presented and filed at the Company's head office, and based on the information provided and discussions of the subject included on the Agenda, the CF members registered their considerations and discussions as follows:

Evaluation of the proposed merger ("Merger") of *Cozani RJ Infraestrutura e Redes de Telecomunicações S.A.* by the Company.

Initially, it is registered the presence of Messrs. Andrea Viegas, representative of the Planning & Control area, and Manoela Suassuna, representative of the Accounting, Consolidation & Reporting area.

Messrs. Gustavo Baptista Alves, Director of Administrative & Tax Services, and Stefano Lisa, representative of the Business Evaluation area, presented the proposed merger of the *Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. ("Cozani")* into the Company.

After the analysis and discussion of all documents regarding to the Merger, namely: **(i)** Protocol and Justification of Merger executed on February 27th, 2023, between the management of Cozani ("Merged Entity") and the Company, containing the reasons, purposes, criteria and conditions of the Merger; **(ii)** the proposal presented by Apsis Consultoria e Avaliações Ltda., a specialized company responsible for preparing the appraisal report of the Merged Entity's net equity ("Appraiser"); and **(iii)** the Appraisal Report of the Merged Entity's net equity at book value, on the base date of December 31st, 2022 ("Base Date"), conducted by the Appraiser, and provided all the necessary clarifications, the CF Members concluded that the documents examined are in order and gave a favorable opinion on the approval of the documents and the proposal, referred above, by the Extraordinary Shareholders' Meeting of the Company to be convened.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved, and signed by all attendees CF Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 27th, 2023.

FABIANE RESCHKE

Secretary

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

FISCAL COUNCIL'S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, after the analysis and discussion of all documents regarding the proposed merger of the Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. ("Cozani") into the Company, pursuant to Sections 223, 224, 225 and 227 of the Brazilian Corporate Law and of CVM Resolution No. 78/2022, namely: **(i)** Protocol and Justification of Merger executed on February 27th, 2023, between the management of Cozani ("Merged Entity") and the Company, containing the reasons, purposes, criteria and conditions of the Merger; **(ii)** the proposal presented by Apsis Consultoria e Avaliações Ltda., a specialized company responsible for preparing the appraisal report of the Merged Entity's net equity ("Appraiser"); and **(iii)** the Appraisal Report of the Merged Entity's net equity at book value, on the base date of December 31st, 2022 ("Base Date"), conducted by the Appraiser, and provided all the necessary clarifications, the Fiscal Council Members concluded that the documents examined are in order and gave a favorable opinion on the approval of the documents and the proposal, referred above, by the Extraordinary Shareholders' Meeting of the Company to be convened.

Rio de Janeiro, February 27th, 2023.

WALMIR KESSELI
Chairman of the Fiscal Council

ANNA MARIA CERENTINI GOUVÊA GUIMARÃES
Member of the Fiscal Council

ELIAS DE MATOS BRITO
Member of the Fiscal Council

TIM S.A.

STATUTORY AUDIT COMMITTEE MEETING ("CAE")

Date:	February 27th, 2023	
Time:	10.30 am (Brasília time zone)	
Place:	Meeting held by videoconference	
Presence:	Gesner José de Oliveira Filho	Coordinator of the Committee
	Herculano Aníbal Alves	Member of the Committee
	Flavia Maria Bittencourt	Member of the Committee
Secretary:	Fabiane Reschke	*Diretora Jurídica* (Legal Officer)
Agenda:	Evaluation of the proposed merger ("Merger") of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. by the Company.	

The meeting was opened by Mr. Gesner José de Oliveira Filho, Coordinator of the Statutory Audit Committee of TIM S.A. ("Company"), who thanked everyone for their presence, in special for the presence of Mr. Nicandro Durante, Chairman of the Company's Board of Directors.

It is also noted that the meeting was held jointly with the Fiscal Council ("CF") of the Company, during discussions on the item on the Agenda, with the presence of Messrs. Walmir Urbano Kesseli, Anna Maria Cerentini Gouvêa Guimarães and Elias de Matos Brito.

Following the discussions and clarifications provided on the item on the Agenda, and based on the related supporting material, which will be filed at the Company's headquarters and is part of these minutes, the following conclusions and recommendations, as applicable, were recorded.

Evaluation of the proposed merger ("Merger") of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. by the Company.

Initially, it is registered the presence of Messrs. Andrea Viegas, representative of the Planning & Control area, and Manoela Suassuna, representative of the Accounting, Consolidation & Reporting area.

Messrs. Gustavo Baptista Alves, Director of Administrative & Tax Services, and Stefano Lisa, representative of the Business Evaluation area, presented the proposed merger of the Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. ("Cozani") into the Company.

After the analysis and discussion of all documents regarding to the Merger, namely: **(i)** Protocol and Justification of Merger executed on February 27th, 2023, between the management of Cozani ("Merged Entity") and the Company, containing the reasons, purposes, criteria and conditions of the Merger; **(ii)** the proposal presented by Apsis Consultoria e Avaliações Ltda., a specialized company responsible for preparing the appraisal report of the Merged Entity's net equity ("Appraiser"); and **(iii)** the Appraisal Report of the Merged Entity's net equity at book value, on the base date of December 31st, 2022 ("Base Date"), conducted by the Appraiser, and provided all the necessary clarifications, the Committee Members concluded that the documents examined are in order and gave a favorable opinion on the approval of the documents and the proposal, referred above, by the Extraordinary Shareholders' Meeting of the Company to be convened.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all the participants.

Rio de Janeiro, February 27th, 2023.

GESNER JOSÉ DE OLIVEIRA FILHO
Coordinator of the Statutory Audit Committee

HERCULANO ANÍBAL ALVES
Member of the Statutory Audit Committee

FLAVIA MARIA BITTENCOURT
Member of the Statutory Audit Committee

FABIANE RESCHKE
Secretary

@

EXHIBIT V - Appraiser Service Proposal



O VALOR DAS GRANDES DECISÕES

Business Proposal

AP-00034/23

Company: TIM S.A.

C/O: Mrs. Manoela de Paiva Suassuna

SINCE 1978,

CREATING VALUE

Apsis has stood out in the market as an independent consultancy firm specialized in appraisals and value generation for its clients.

Apsis' credibility and impartiality has made its results to be regarded as a reference for decision-making at major Company.

OUR SOLUTIONS

ASSET MANAGEMENT | *BUSINESS VALUATION* | *CONSULTING BUSINESS* | *TAX & ACCOUNTING ADVISORY* | SUSTAINABILITY

CERTIFICATES

INTERNATIONAL VALUATION STANDARDS COUNCIL | RICS | IBAPE | IIBV | CFC | IACVS

OUR NUMBERS

- More than **20,000** reports issued
- More than **R$ 23 million** in assets inventoried and reconciled in the last 3 years
- **2,000 clients**, 80% of which comprising major corporations
- More than **R$ 65 billion** in real estate properties appraised
- More than **R$ 600 billion** in assets appraised in the last 3 years
- More than **500 reports** registered with the CVM
- Apsis issued, in the last 2 years, 100 reports for premium allocation, identifying an amount of over **R$ 21 billion**
- **Financial, accounting and tax consulting** on acquisition and fundraising process for public and private Company
- **Diagnosis** for adoption of accounting pronouncements for Company of various segments

ACKNOWLEDGMENTS

We appreciate the confidence in our work. We're committed to a high standard and a prompt and customized service. Our experience in many different industries helps us to clearly identify the needs of your company and propose efficient solutions that suit your business. We hope that your acceptance results on a fruitful partnership.

Proposal AP-00034/23

January 17, 2023

TIM S.A.
Avenida João Cabral de Mello Neto, n° 850, Barra da Tijuca, Rio de Janeiro - RJ

C/O: Mrs. Manoela de Paiva Suassuna

Dear Mrs,

We are pleased to present our proposal to the requested services. We are at your disposal in case of doubts or clarifications.

Business Contact:
Eduardo Calazans | eduardo.calazans@apsis.com.br

1. PROJECT SCOPE

1.1. Understanding of the situation

Pursuant to the understandings held, TIM S.A. ("Company" or "Client") contacted Apsis Consultoria e Avaliação Ltda. ("APSIS") to prepare a Business Proposal, for the issuance of accounting reports in accordance with articles 226, 227 and 252 of Law No. 6,404/76 or in accordance with articles 1,116 and 1,117 of the Civil Code (incorporation), referring to the accounting information of the Object Company Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. ("Object Company"), related to the corporate transaction to be carried out. The aforementioned corporate transaction, as informed by the Company, consists of the incorporation of this Object Company by their direct shareholders for and, in this context, one report will be issued at book value referring to the corporate transaction, in Reais and in Portuguese, for the base date December 31, 2022. This same report will also be issued at book value referring to the corporate transaction, in the version in Reais and in English.

Based on Law No. 6,404/76 (Public Company type) or Civil Code (limited Company), as applicable, the following corporate transactions require the issuance of accounting reports:

- Merger operations: operations whereby one or more Company are absorbed by another, which succeeds them in all their rights and obligations. For this operation, the issuance of a report is required based on articles 226, 227, and 252 of Law No. 6,404/76 or articles 1,116 and 1,117 of the Civil Code, where the value of the shareholders' equity to be merged is evaluated at its book value on the chosen closing date.

1.2. Project description

Under the terms and for the purposes of the articles mentioned above, the accounting reports will be conducted in compliance with the guidelines established by the Brazilian Accounting Standards. The issuance of an appraisal report at book value presupposes, as a mandatory requirement, the examination of the amounts of the assets, rights and obligations which make up the shareholders' equity or net assets of the Object Company to appraisal.

APSIS's professional responsibility will be to issue accounting reports for corporate reorganization purposes. The Company's Management will be responsible for preparing the balance sheet and all relevant statements for its preparation on the selected base date. The responsibility for the corporate reorganization rests exclusively with the Company and its legal advisors. It is not part of the scope proposed here to issue any type of opinion on the corporate reorganization process, limiting APSIS only to the assessment of the book values of the Object Company. The present proposal assumes that the information, records, and documents necessary for the review will be available to us promptly.

Our work will be exclusively based on the information provided by the Company about the Object Company, and the information will be made available through a digital platform provided by the Company or by email.

Reports will be issued under CTG 2002 - Valuation Report Issued by an Accountant, of November 22, 2019, as approved by the Federal Accounting Council ("CTG 2002"), and with Law 6,404/76, which provides for the joint-stock Company or under the Civil Code which provides for limited Company, in reais, and Portuguese language, as they are national regulatory documents.

The execution of the procedures described in this proposal cannot be taken as a guarantee of the absence of errors (unintentional errors) or irregularities or frauds (intentional errors).

Based on the provisions of CTG 2002, the Client has responsibilities that include (i) preparation of accounting information in accordance with Brazilian accounting practices and in accordance with guidelines from specific bodies, (ii) maintenance of internal controls that allow the preparation of accounting information free from material misstatement, whether caused by fraud or error, (iii) provision of accounting information, such as records and documentation for carrying out the work, (iv) asset protection and fraud prevention and detection, and (v) reliable bookkeeping of transactions through records that support accounting information. The Client must formally represent to APSIS that these responsibilities have been observed.

The Client is aware that a report to be issued may contain paragraphs of emphasis related to uncertainties and explanatory paragraphs using measurable adjustments identified in the execution of the works. Any specified adjustments must be confirmed by the Client in the formal representation to be issued before the issuance of the accounting report. Additionally, the Client is aware that APSIS may refrain from issuing an accounting report if restrictions or limitations are found in the scope of the work that prevents the issuance of a conclusive report, such as the identification of potential adjustments that are not subject to measurement on the chosen closing date and/or absence of supporting documentation of the accounting balances of the Object Company. If APSIS abstains from issuing a report, a formal communication will be sent to the Client with the justifications for the aforementioned impossibility of issuing the report and the fees will be due in the extension of the work carried out until that date.

1.3. Documentation required

The following is a non-exhaustive list of the initial documentation required by the Object Company. The complete list with the necessary analyzes will be sent in due course (after approval of the referred proposal), in what applies to the situation of the Object Company of our works.

- The analytical balance sheet of the Company and its investees;
- Balance sheet signed by the Company (with decimal places);
- Bylaws/articles of association and corporate acts;
- "From to" from the analytical balance sheet to the Balance Sheet table;
- Latest audited financial statements, if applicable;
- Latest revised interim financial information, if applicable;
- Letter of representation to be signed by representatives of the Object Company and the Contracting Party (model to be made available by APSIS);
- Accounting policies adopted;
- Current account statements and financial investments;
- Aging list of customers, containing invoice information, customer's corporate name, value, date of issue and expiration date;
- Composition of the provision of doubtful debts from recognized and rational customers used to measure this provision;
- Evidence of the most recent inventory of property, plant, and equipment;
- Analytical composition of fixed assets, including asset identification, entry date, useful life, cost, and accumulated depreciation;
- Latest reports of impairment tests of the assets of the Object Company;
- Land appraisal report or other evidence of its market value;
- Composition and analysis of deferred tax assets and liabilities;
- Recoverability´s test on the basis of tax loss;
- Leasing contracts;
- Composition and analysis referring to lease balances;
- Aging list of suppliers;
- Composition of the balances of other accounts payable;
- Composition of related parties transaction that have open balances on the selected base date.

If the documentation and/or information necessary for the development of the work is not provided by the Client and obtaining or preparing them results in additional hours of work by the APSIS team involved in the project, said hours will be calculated and charged according to the current hourly rate/man table presented in this proposal. It will also apply when documentation or information is replaced after project execution begins.

1.4. Additional considerations

It is not part of the scope of the services proposed in this proposal:

- Execution of works outside the scope of this proposal;
- Review, issue of opinion or manifest on the proposed corporate reorganization;
- Assessment if the operation meets plausible economic aspects and justifications to be carried out;
- Making accounting entries or any modification in management reports, which are the responsibility of the Client or the entities involved in the corporate reorganization, except when detailed as part of this proposal;
- Assessment of the competence of the people of the Client and the Object Company, in their current and/or future functions;
- Issuance of a report by the independent auditors on the financial statements, quarterly information and pro forma financial information;
- Issuance of an accounting or legal opinion;
- Sanitation of databases;
- Directly extracting from the Company's systems the databases necessary for carrying out the proposed works;
- Fiscal/tax planning or improvement;
- Reviews and/or definition of strategic planning;
- Alterations and/or elaboration of manuals of norms and procedures;
- Elaboration of policies and/or documentation of adopted accounting practices;
- Measurement of the impacts of adopting accounting standards; and
- Elaboration/implementation of processes and controls.

The proposal's scope does not include hours for clarification of the Audit. According to the current hour/man rate table, the necessary hours will be charged.

Any work not described in the scope of this proposal that may be performed at the request of the Client, directly or indirectly related to this proposal, will be charged as additional work hours of the APSIS team involved in the project or, if requested, may be subject to a new proposal. These hours will be calculated and charged according to the current hour/man rate table, as follows:

Category:	Value net of taxes, in R$:	Gross value of taxes, in R$[(1)]:
Director/Partner	913.50	1,000.00
Manager	776.48	850.00
Consultant	438.48	480.00
Staff	228.38	250.00

(1) Covers PIS, COFINS and ISS taxes based on the rates in effect on the date of this proposal, which represent 8.65%. If there is any change in the tax burden on a date before the invoicing of our fees, we will promptly inform and reflect the increase or decrease in the reported man-hour rates.

2. PRESENTATION OF THE APPRAISAL REPORT

The final report will be presented in digital form, an electronic document in Portable Document Format (PDF) in Portuguese and English versions and will be available in an exclusive environment for the client on our extranet for 90 (ninety) days. The report may be made available in digital format, with signatures via certification, or in physical form, to be sent to the client. If the Client requests it, APSIS may provide the physical copy of the report, free of charge, within 05 (five) business days, in a single copy printed document.

3. DEADLINE

APSIS expects to present a draft report within 15 (fifteen) business days, considering that the Management, the Company and/or those involved will make available, at the beginning of the work, all the information necessary to carry out the work.

Upon receiving the draft report, the Client will have up to 20 (twenty) days to request clarifications and approve the final issuance of the document. After this time, APSIS may consider the work closed and will be authorized to issue the final invoice, regardless of the issuance of the final report. After approval of the draft, APSIS will have a period of 05 (five) business days to issue the final report.

The services will begin with the express acceptance of the present proposal, the payment of the down payment, and the receipt of the complete documentation necessary for the development of the work.

Changes requested after delivery of the digital report will be subject to a new budget.

4. FEES

The professional fees for executing the services proposed herein are described in the table below and will be invoiced from the date of acceptance of the proposal, with the invoice due within 5 (five) days from each event that gave rise to the charge. After maturity, the interest of 1% (one percent) per month will be charged on the net value of the invoice, plus a 2% fine on the invoice value, for default.

Collection Unit	Profile	Man/Hour Value	Time considered for the scope of the proposal	Total
Man/Hour	Director	R$ 1,000.00	1	R$ 1,000.00
	Manager	R$ 850.00	5	R$ 4,250.00
	Senior Consultant	R$ 480.00	40	R$ 19,200.00
	Junior Consultant	R$ 250.00	50	R$ 12,550.00
TOTAL				R$ 37,000.00
			Commercial discount (15%)	-R$ 5,500.00
			Sub-Total	**R$ 31,450.00**
			Free translation	R$ 3,500.00
			TOTAL	**R$ 34,950.00**

(1) The fees indicated above as gross fees cover PIS, COFINS, and ISS taxes based on the effective rates on the date of this proposal, which represent 8.65%. If there is any change in the tax burden on the date before the invoicing of our fees, we will promptly inform and reflect on the increase or decrease in the fees to be invoiced.

We propose that fees be billed as follows:

- 50.00% (fifty percent) of the total amount upon acceptance of this proposal
- 50.00% (fifty percent) of the total amount upon delivery of the working draft

Services that go beyond the expected scope will be informed to the Client and charged upon issuance of an activity report by APSIS containing the date, description of the work, and time used.

5. VALIDITY OF PROPOSAL

This proposal is valid for 30 (thirty) days, counting from the date of its submission.

6. CONFIDENTIALITY

APSIS is responsible for maintaining the strictest confidentiality concerning confidential information that it becomes aware of during the execution of the services. For this proposal, any information to which APSIS may have access, directly or indirectly, depending on the services to be provided, will be considered confidential.

Confidential information includes all types of oral, written, recorded and computerized documentation disclosed by the customer in any form or obtained from observations, interviews or analyses, properly and without limitation covering all machinery, compositions, equipment, records, reports , sketches, use of patents and documents, as well as all data, compilations, specifications, strategies, projections, processes, procedures, techniques, models and tangible and intangible incorporations of any nature.

APSIS, its consultants and collaborators have no direct or indirect interest in the Company involved or the operation described in this proposal.

7. GENERAL CONDITIONS

The basic parameters relevant to the scope of the service will be defined immediately after the acceptance of this proposal, to allow the planning of the work to be performed.

Any changes to the data referenced in the Assumptions section of this proposal may result in further analysis by the Consultancy and, in turn, compose the object of a complimentary proposal.

If, during the development of the works, the Entity decides to interrupt/cancel the restructuring operation, the execution of our services will be suspended immediately, the installments already paid will not be subject to return/refund, and the Client must pay APSIS the fees related to the work already carried out and not billed, if applicable. If the draft report has been presented to the Administration, the work will be considered complete, and all fees must be paid.

If, after acceptance of the proposal, a need to change or expand the scope of the project initially foreseen is identified in such a way that it is necessary to extend the period of execution of the work, the situation will be promptly communicated to the Entity, analyzing the impacts of additional and new work jointly, as well as the need to bill additional fees to those originally proposed.

In the event of force majeure, neither party will be liable for non-compliance or delays arising from circumstances that reasonably can demonstrate that they are out of control. As soon as this circumstance is produced, the affected party must inform the other about the form and duration in which it may affect the project. As of this notification, the committed execution dates will be suspended for the expiry of the duration of this force majeure. Upon completion of force majeure, the parties must agree on the corresponding adjustments to the work plan and the economic conditions to be applied if these are affected.

Failure to comply with any item of this proposal, during the execution of the services, by the Client will imply the stoppage of the works until the requirements of the unfulfilled item are satisfied. The execution period will be increased by as many as days of stoppage, plus any time needed for a new mobilization of the APSIS team.

Any eventuality under the responsibility of the Client that causes the interruption of services, delaying the pre-established schedule, may result in additional fees that will be passed on to the Client through an amendment to this proposal.

Our work does not represent an audit or review or assurance of financial statements carried out in accordance with Brazilian and international auditing, review, and assurance standards. Consequently, our work cannot be considered as an opinion or conclusion, or assurance in this respect.

This proposal may be terminated, provided that the Parties agree. In this case, the Client shall pay APSIS the fees, referring to the work already carried out, if these are greater than the installment invoiced in the acceptance of the proposal.

The forum is the Capital of the State of Rio de Janeiro, to the exclusion of any other, however privileged it may be, to resolve any possible doubts during the execution of this proposal, as well as all cases not provided for in this instrument.

8. ACCEPTANCE AND CONTRACT

Upon acceptance, the proposal must be signed by the company's legal representative and subsequently returned to APSIS, followed by all the documentation required in order for APSIS to begin rendering services.

Once the proposal has been returned to APSIS, it will become a formal contract between APSIS and its client according to the current civil legislation.

The legal representatives of both parties are to sign 2 copies of the present proposal, after which the proposal will automatically become a contract for the rendering of services.

Best regards,

LUIZ PAULO CESAR SILVEIRA
Technical Vice President

MIGUEL CÔRTES CARNEIRO MONTEIRO
Director

Acceptance:

____
(Location / Date)

____
Legal Representative

Company Registration Number (CRN):

Witness 1:

Identification number:

Witness 2:

Identification number:

RIO DE JANEIRO
Rua do Passeio, 62, 6º andar
Centro • Rio de Janeiro • RJ
CEP 20021-280
Tel.: +55 21 2212-6850

SÃO PAULO
Rua Bela Cintra, 1200, Conjuntos 21 e 22
Cerqueira Cesar • São Paulo • SP
CEP 01415-001
Tel.: +55 11 4550-2701

MINAS GERAIS
Tel.: +55 31 98299-6678
apsis.mg@apsis.com.br